UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 27, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-34775

FABRINET

(Exact name of registrant as specified in its charter)

Cayman Islands	**98-1228572**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

c/o Intertrust Corporate Services	
One Nexus Way, Camana Bay	
Grand Cayman	
Cayman Islands	**KY1-9005**
(Address of principal executive offices)	**(Zip Code)**

+66 2-524-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.01 par value	**FN**	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

As of December 27, 2024, the last business day of the registrant's most recently completed second fiscal quarter, shares held by non-affiliates of the registrant had an aggregate market value of approximately $7.9 billion, based on the closing price for the registrant's ordinary shares as reported on the New York Stock Exchange on such date. Ordinary shares held by each executive officer, director, and holder of 10% or more of the outstanding ordinary shares have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of August 8, 2025, the registrant had 35,729,581 ordinary shares, $0.01 par value, outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive proxy statement relating to its 2025 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

FABRINET

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended June 27, 2025

Table of Contents

RISK FACTORS SUMMARY

You should carefully consider the information set forth below under the heading "Risk Factors" in Part I, Item 1A before deciding whether to invest in our securities. Below is a summary of the principal risks associated with an investment in our securities.

- Our sales depend on a small number of customers. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

- Consolidation in the markets we serve could harm our business, financial condition and operating results.

- If the optical communications market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

- Our quarterly revenues, gross profit margins and operating results have fluctuated significantly and may continue to do so in the future, which may cause the market price of our ordinary shares to decline or be volatile.

- If we are unable to continue diversifying our precision optical and electro-mechanical manufacturing services across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, or if these markets do not grow as fast as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

- We face significant competition in our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

- Cancellations, delays or reductions of customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

- Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

- We purchase some of the critical materials used in certain of our products from a single source or a limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, reduce the availability or increase the cost of materials, which could harm our revenues, profitability and customer relations.

- Managing our inventory is complex and may require write-downs due to excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

- If we fail to adequately expand our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results. Conversely, if we expand too much or too rapidly, we may experience excess capacity, which would harm our business, financial condition and operating results.

- We may experience manufacturing yields that are lower than expected, potentially resulting in increased costs, which could harm our business, operating results and customer relations.

- If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

- If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer.

- Fluctuations in foreign currency exchange rates and changes in governmental policies regarding foreign currencies could increase our operating costs, which would adversely affect our operating results.

- We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks and challenges that could harm our business, financial condition and operating results.

- We are subject to governmental export and import controls in several jurisdictions that subject us to a variety of risks, including liability, impairment of our ability to compete in international markets, and decreased sales and customer orders.

- We are subject to risks related to changes in U.S. and international trade policies, including new or increased tariffs on materials that we use in manufacturing, which could adversely affect our business, financial condition and operating results.

- Political unrest and demonstrations, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

- We expect to continue to invest in our manufacturing operations in the People's Republic of China ("PRC"), which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business, financial condition and operating results.

- Natural disasters, epidemics, acts of terrorism and political and economic developments could harm our business, financial condition and operating results.

- Unfavorable worldwide economic conditions (including inflation and supply chain disruptions) may negatively affect our business, financial condition and operating results.

- We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

- Our investment portfolio may become impaired by deterioration of the capital markets.

- We are not fully insured against all potential losses. Natural disasters or other catastrophes could adversely affect our business, financial condition and operating results.

- There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial condition and operating results.

- Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure and/or cyber security attacks.

- Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

- Any failure to protect our customers' intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

- We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

- We have incurred and will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to continue to devote substantial resources to various compliance initiatives.

- If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the products we manufacture, our business, financial condition and operating results could be harmed.

- Failure to comply with applicable environmental laws and regulations could have a material adverse effect on our business, financial condition and operating results.

- Our share price may be volatile due to fluctuations in our operating results and other factors, including the activities and operating results of our customers or competitors, any of which could cause our share price to decline.

- If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

- We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

- Our business and share price could be negatively affected as a result of activist shareholders.

- Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit our shareholders' opportunity to sell shares at a premium.

- Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

- Certain judgments obtained against us by our shareholders may not be enforceable.

- Energy price volatility may negatively impact our business, financial condition and operating results.

PART I

ITEM 1.   BUSINESS.

Overview

We provide advanced optical packaging and precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers ("OEMs") of complex products such as optical communication components, modules and sub-systems, industrial lasers, automotive components, medical devices and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, complex printed circuit board assembly, advanced packaging, integration, final assembly and testing. We are capable of producing a wide variety of high complexity products in any mix and any volume. Based on our extensive experience and the positive feedback we have received from our customers, we believe we are a global leader in providing these services to the optical communications, automotive, and industrial lasers markets.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities such as optical communications, automotive, industrial lasers, medical, and sensors. Our customers in these industries support a growing number of end-markets, including automotive, biotechnology, communications, materials processing, medical devices, metrology and semiconductor processing. In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we manufacture for them.

Our revenues for the year ended June 27, 2025 ("fiscal year 2025") increased by $536.3 million, or 18.6%, from $2.88 billion for the year ended June 28, 2024 ("fiscal year 2024") to $3.42 billion for fiscal year 2025. Our percentage of revenues from optical communications products decreased from 79.4% in fiscal year 2024 to 76.6% in fiscal year 2025, while our percentage of revenues from automotive, industrial lasers, and other markets increased from 20.6% in fiscal year 2024 to 23.4% in fiscal year 2025.

The products that we manufacture for our OEM customers include:

- optical communications devices, such as:

  - selective switching products, such as reconfigurable optical add-drop multiplexers ("ROADMs"), optical amplifiers, modulators and other optical components and modules that collectively enable network managers to route voice, video and data communications traffic through fiber optic cables at various wavelengths, speeds, and over various distances;

  - tunable lasers, transceivers, and transponders that eliminate, at a significant cost savings to the service provider, the need to stock individual fixed wavelength optical transceivers and transponders used in voice and data communications networks; and

  - active optical cables providing high-speed interconnect capabilities for data centers and computing clusters, as well as Infiniband, Ethernet, fiber channel and optical backplane connectivity;

- solid state, diode-pumped, gas and fiber lasers (collectively referred to as "industrial lasers") used across a broad array of industries, including semiconductor processing (wafer inspection, wafer dicing, wafer scribing), biotechnology and medical device (DNA sequencing, flow cytometry, hematology, antibody detection), metrology (instrumentation, calibration, inspection), and material processing (metal, polymer, textile drilling and cutting, annealing, marking, engraving, and welding); and

- sensors, including differential pressure, micro-gyro, fuel and other sensors that are used in automobiles, and non-contact temperature measurement sensors for the medical industry.

We also design and fabricate application-specific crystals, lenses, prisms, mirrors, laser components and substrates (collectively referred to as "customized optics") and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products (collectively referred to as "customized glass"). We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We believe we offer differentiated manufacturing services through our optical and electro-mechanical process technologies and our strategic alignment with our customers. Our dedicated process and design engineers, who have a deep knowledge in materials sciences and physics, are able to tailor our service offerings to accommodate our customers' complex engineering assignments. Our range of capabilities, from the design of customized optics and glass through process engineering

4

and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements in our customers' product development cycles, manufacturing cycle times, quality and reliability, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure designed to enable the scale production of a wide variety of high complexity products in any mix and any volume. We specialize in complex prototype and new product introduction services, with specialized resources to meet customers' quick-turn printed circuit board assembly ("PCBA") and early stage manufacturing requirements. We have a dedicated engineering team to support the advanced optical packaging needs of our customers' cutting edge products, which allows them to accelerate development and time-to-market for such products. We often provide a "factory-within-a-factory" manufacturing environment to safeguard our customers' intellectual property by physically segregating certain key employees and manufacturing space from the resources we use for other customers. We also provide our customers with a customized software platform to monitor all aspects of the manufacturing process, enabling our customers to remotely access our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data in real time. We believe there is no other manufacturing services provider with a similar breadth and depth of optical and electro-mechanical engineering and process technology capabilities that does not directly compete with its customers in their end-markets. As a result, we believe we are more closely aligned and better able to develop long-term relationships with our customers than our competitors are.

As of June 27, 2025, our facilities comprised approximately 3.7 million total square feet, including approximately 0.8 million square feet of office space used for general administration purposes and approximately 2.9 million square feet devoted to manufacturing and related activities, of which approximately 1.0 million square feet are clean room facilities. Of the aggregate square footage of our facilities, approximately 3.3 million square feet are located in Thailand and the remaining balance is located in the People's Republic of China ("PRC" or "China"), the United States, Israel and the Cayman Islands. See Part I, Item 2. Properties of this Annual Report on Form 10-K.

Industry Background

Optical Communications

Many optical communications OEMs have reduced internal manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, OEMs are better able to concentrate their efforts and resources on what they believe are their core strengths, such as research and development, and sales and marketing. Additionally, outsourcing production often allows OEMs to reduce product costs, improve quality, access advanced process design and manufacturing technologies and achieve accelerated time-to-market and time-to-volume production. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party manufacturing partners with the necessary optical process capabilities and robust intellectual property protection.

Demand for optical communications components and modules is influenced by the level and rate of development of optical communications infrastructure and carrier and enterprise network expansion, as well as rapid expansion of data center infrastructures. Carrier demand for optical communications network equipment has increased as a direct result of higher network utilization and increased demand for bandwidth capacity. The increase in network traffic volumes has been driven by increasing demand for voice, data and video services delivered over wired and wireless Internet protocol, or IP, networks. The bandwidth demands for data center access have been largely driven by social media applications and cloud services and continue to increase very rapidly.

Automotive, Industrial Lasers, and Others

The optical and electro-mechanical process technologies used in the optical communications market also have applications in other similarly complex end-markets that require advanced precision manufacturing capabilities, such as automotive, industrial lasers, medical, and sensors. These markets are substantially larger than the optical communications components and modules market. We expect growth in the automotive, industrial lasers, medical, and sensors markets will be driven by demand for:

- industrial laser applications across a growing number of end-markets, particularly in semiconductor processing, biotechnology, metrology and materials processing;

- precision, non-contact and low power requirement sensors, particularly in automotive, medical and industrial end-markets; and

- lower cost products used on both enterprise and consumer levels.

Outsourcing of production by industrial laser and sensor OEMs has historically been limited. We believe industrial laser and sensor OEMs are increasingly recognizing the benefits of outsourcing that OEMs in other industries, such as optical communications, have been able to achieve.

Our Competitive Strengths

We believe we have succeeded in providing differentiated services to the optical communications, automotive, industrial lasers, medical, and sensors industries due to our long-term focus on optical and electro-mechanical process technologies, strategic alignment with our customers, and commitment to total customer satisfaction. More specifically, our key competitive strengths include:

- ***Advanced Optical and Electro-Mechanical Manufacturing Technologies:*** We believe that our optical and electro-mechanical process technologies and capabilities as well as our customized optics and glass technologies provide us with a key competitive advantage. These technologies include:

  - advanced optical and precision packaging;

  - reliability and environmental testing;

  - optical and mechanical material and process analysis;

  - precision optical fiber and electro-mechanical assembly;

  - complex printed circuit board assembly;

  - customized software tools for manufacturing high complexity products in any mix and any volume;

  - turn-key manufacturing systems;

  - fiber metallization and lensing;

  - fiber handling and fiber alignment;

  - crystal growth and processing;

  - precision lapping and polishing;

  - precision glass drawing; and

  - optical coating.

- ***Efficient, Flexible and Low-Cost Process Engineering and Manufacturing Platform:*** We enable our customers to transition their production to an efficient and flexible manufacturing platform that is specialized for the production of optics and similarly complex products and is located in a low-cost geography. We believe our advanced manufacturing technologies, coupled with our broad engineering capabilities, give us the ability to identify opportunities to improve our customers' manufacturing processes and provide meaningful production cost benefits. We have also developed a series of customized software tools that we believe provide us with a specialized ability to manage the unique aspects of the production of a wide variety of high complexity products in any mix and any volume.

- ***Customizable Factory-Within-a-Factory Production Environment:*** We offer our customers exclusive engineering teams and manufacturing space for production. We call this concept of segregating production by customer a "factory-within-a-factory." We believe our approach maximizes intellectual property protection and provides greater opportunities to reduce cost and improve time to market for our customers' products.

- ***Vertical Integration Targeting Customized Optics and Glass:*** We believe our capabilities in the design and fabrication of high-value customized optics and glass are complementary to our manufacturing services. Specifically, these capabilities enable us to strategically align our business to our customers' needs by streamlining our customers' product development process and reducing the number of suppliers in our customers' manufacturing supply chains. Also, we use these customized optics and glass products in certain of the components, modules and subsystems we manufacture, which enables us to shorten time to market and reduce the cost for our customers. We believe this level of vertical integration positions us to capitalize on further opportunities to cross-sell our design and fabrication capabilities.

- ***Turn-Key Supply Chain Management:*** We have created a proprietary set of automated manufacturing resource planning tools designed specifically to address the unique inventory management demands of the production of a wide variety of high complexity products in any mix and any volume. Over the years, we have developed strong relationships with thousands of suppliers and implemented inventory management strategies with many of them, which enables us to obtain inventory on an as-needed basis and provide on-site stocking programs. We believe our deep expertise, relationships and capabilities in supply chain and materials management often allows us to further reduce costs and cycle times for our customers.

Our Growth Strategy

The key elements of our growth strategy are to:

- ***Strengthen Our Presence in the Optical Communications Market:*** We believe we are a leader in manufacturing products for the optical communications market. The optical communications market is growing rapidly, driven by the growth in demand for increased network bandwidth and penetration from core to metro networks and data center infrastructures. We believe this trend will continue to increase the demand for the products that we manufacture and the services we provide. We continue to invest resources in advanced manufacturing process and optical packaging technologies to support the manufacture of the next generation of complex optical products.

- ***Leverage Our Technology and Manufacturing Capabilities to Continue to Diversify Our End-Markets:*** We intend to use our technological strengths in precision optical and electro-mechanical manufacturing, advanced packaging and process design engineering to continue our diversification into industrial lasers, medical, sensors, and other select markets that require similar capabilities.

- ***Continue to Extend Our Customized Optics and Glass Vertical Integration:*** We will continue to extend our vertical integration into customized optics and glass in order to gain greater access to key components used in the complex products we manufacture as well as to continue our diversification into new markets. We believe our customized optics and glass capabilities are highly complementary to our optical and electro-mechanical manufacturing services, and we intend to continue to market these products to our existing manufacturing services customers. In addition, we intend to continue our focus on customized optics and glass through further investment into research and development, as well as through potential acquisitions in what remains a highly fragmented market.

- ***Evaluate Potential Strategic Alternatives such as Acquisitions and Joint Ventures:*** We will continue to evaluate opportunities to further expand our manufacturing capabilities and diversify our end-markets through the evaluation of various acquisition and joint venture opportunities around the globe.

- ***Broaden Our Client Base Geographically:*** Our manufacturing services are incorporated into products that are distributed in markets worldwide, but we intend to further build out our client base in strategic regions. We intend to continue our focus on expanding our client base in Europe, Asia-Pacific, the Middle East and the United States. We believe these regions have a large and robust optics market, as well as a need for advanced manufacturing services in other growth markets, and would benefit from our precision optical and electromechanical manufacturing services.

- ***Establish New Product Introduction ("NPI") Centers to Generate and Transfer New Business to Thailand:*** We established Fabrinet West, Inc. as an NPI center in the heart of Silicon Valley and Fabrinet Israel as an NPI center in Israel's "Startup Village." These NPI centers serve as business development arms with an emphasis on new business generation, helping our customers with design for manufacturability and then transferring those programs to Thailand for volume manufacturing. Equipped with state-of-the-art surface mount and advanced optical packaging technologies and infrastructure, and with close proximity to a large portion of our customer base, these centers help to accelerate customer NPI and provide seamless access and future transfer to the low-cost manufacturing base in Thailand.

Service Offerings

We offer integrated precision optical, electro-mechanical, and electronic manufacturing services and customized optics and glass fabrication services for our OEM customers.

Precision Optical, Electro-Mechanical, and Electronic Manufacturing Services

Process Design and Engineering

We continuously analyze our customers' product designs for cost and manufacturability improvements. We perform detailed design for manufacturability studies and design of experiments to assist in optimizing a product's design for the lowest cost possible without compromising the quality specifications of form, fit and function. In the case of a new product design, we may assist in assembling one or more prototype products using the same production line and the same engineering and manufacturing teams that would be used for product qualification and volume production. We often transfer production from a customer's internal prototype or production lines to our own facilities, requiring a copy-exact: the setup of a production process identical to the one used by our customer to minimize the number of variables and expedite qualification.

Advanced Optical Packaging

We have a dedicated team of experienced engineers supporting our advanced optical packaging development capabilities. These highly qualified engineers work closely with our customers to understand the development requirements of their new products and assist them to build prototypes, as well as source materials, optimize manufacturing processes and develop schedules to bring these products to volume production. We maintain a real-time roadmap for the packaging requirements of our customers and the industry in general. Our advanced packaging team develops and maintains generic recipes that are readily available to be tailored and refined for the specific new applications of our customers, which helps to further accelerate prototype development and product delivery time.

Printed Circuit Board Assembly and Test

Printed circuit board assembly involves attaching electronic components, such as integrated circuits, capacitors, receivers, transceivers and other components and modules to printed circuit boards. We employ a variety of mounting and assembly technologies, including SMT, PTH and ACT, press-fit, and other connection processes that are focused on miniaturization and increasing the density of component placement on printed circuit boards. These technologies, which support the needs of our customers to provide greater functionality in smaller products, include chip-scale packaging, ball grid array, direct chip attach and high density interconnect. We perform in-circuit, functional and environmental testing of printed circuit board assemblies to verify all components are properly inserted, attached and the electrical circuits are complete, and that the board or assembly operates in accordance with its final design and manufacturing specifications.

Dedicated New Product Introduction

We are committed to providing NPI capabilities designed to ensure that our customers' products get to market as quickly as possible. Co-locating strong engineering services in process design, prototyping, design for manufacturability ("DFM") and test at these locations gives customers a full suite of NPI services for quick-turn PCBA to box-build to full system assembly. Stringent IP protection protocols are strictly enforced throughout the entire process, safeguarding our customers' intellectual property. Our NPI sites are outfitted with state-of-the-art production equipment that mirrors the equipment used in our low-cost manufacturing facilities, ensuring a fast, smooth transition to a low-cost production environment once the product is qualified.

Qualifications

Production line and environmental qualifications require a variety of process engineering and technical skills, and the use of specialized equipment. Many of the products that we produce for our customers require extensive environmental and reliability qualification involving, in some cases, a three to six months or longer duration prior to volume production. The qualification phase may include a customer's certification of a production line or process and one or a series of qualification tests for mechanical integrity and environmental endurance as specified by an industry standards organization, such as Telcordia for telecommunication equipment. We have extensive expertise in the planning, executing, troubleshooting and ultimate success of these qualifications and testing environments, which provides our customers a higher likelihood of completing these qualifications in a timely fashion.

Continuous Improvement and Optimization

Once we have completed the qualification phase and stabilized production yields, we shift our focus to cost and quality optimization. This requires a close working relationship with our customer to optimize processes and identify alternative sources for materials to improve efficiency, yields and cost. Design and process improvements may include reducing the number of parts, simplifying the assembly process, eliminating non-value add operations, using standard materials and optimizing manufacturing lines.

Supply Chain and Inventory Management

Our expertise in supply chain and materials management often allows us to further reduce costs and cycle times for our customers. Our procurement and materials management services include planning, purchasing, expediting, warehousing and financing materials from thousands of suppliers. We have created a proprietary set of automated manufacturing resource planning tools to manage our inventory. We have also implemented inventory management strategies with certain suppliers that enable us to use inventory on an as-needed basis and provide on-site stocking programs.

Quality Control

We believe the integration of our manufacturing and test controls, quality systems, and software platforms contribute significantly to our ability to deliver high-quality products on a consistent basis and reduce the risk that we will be required to repair or replace defective products. Our manufacturing execution system ("MES") is directly integrated with our test system and enterprise resource planning ("ERP") database allowing us to respond to any process deviations in real time. We work with customers to develop product-specific test strategies. We also provide a variety of test management services, including material and process testing and reliability testing. In addition to providing yield, manufacturing data tracking and other information, our data tracking system also performs process route checking to ensure that products follow the correct process steps and that test results meet all specified criteria. Our test capabilities include traditional PCBA testing, mechanical testing and optical testing, which includes parametric testing, such as insertion loss, return loss and extinction ratio, and functional testing (e.g., bit error ratio).

Customized Glass and Crystal Optics Fabrication

We design and fabricate our own customized glass and crystal optics, which are core components of the higher level assemblies that we manufacture for our customers. Our fabrication facilities are located in Fuzhou, China and Mountain Lakes, New Jersey. Our customized glass and crystal optics products include the following:

- *Fiber Optic Ferrules and Alignment Sleeves; Fiber Optic Substrates; Precision Glass Tubing, Precision Capillaries and Rods:* These single bore and multi-bore products, in various shapes and dimensions, are used principally in optical communications, medical and industrial applications.

- *Laser Optics:* Includes crystals (such as YVO4, Nd: YVO4, Cr: YAG, and BBO), optics, high reflectivity mirrors, lenses, prisms and windows used in laser applications.

- *Medical Optics:* Includes mirrors, lenses, filters, wave plates, windows, and prisms incorporated into various medical equipment products.

- *Storage Optics:* Includes mirrors, polarizing beam splitters or PBS, and wave plates incorporated into optical storage products.

- *Surveying Optics:* Includes penta prisms, corner cubes, and T-Windows incorporated into precision surveying products.

- *Telecom Optics:* Includes lenses (such as spherical, a-spherical, C-lens, and cylindrical), wave plates, mirrors, prisms, filters and YVO4 crystals used for telecommunications applications.

- *Telecommunication Subassemblies:* Includes fiber pigtails (both single and dual), assemblies and collimators used in many fiber optic components such as isolators, circulators, optical switches and three-port filters.

Technology

Based on our experience with customers and our qualitative assessment of our capabilities, we believe we provide a broader array of process technologies to the optics industry than any other manufacturing services provider. We also continue to invest in customized optics and glass technology including in the areas of crystal growth, crystal and glass processing, optical coating, polishing and lapping, optical assemblies and precision glass drawing. We intend to continue to increase our process engineering capabilities and manufacturing technologies to extend our product portfolio and continue to gain market share in the optics industry. Our internally developed and licensed technologies include the following:

- *Advanced Optical Packaging:* We have extensive experience in developing manufacturing processes and performing value engineering to improve our customers' product performance, quality, reliability and manufacturing yields. In many cases, we partner with our customers to develop custom manufacturing solutions for their optics products.

- *Reliability Testing:* Our reliability laboratory enables us to test the degree to which our results and specifications conform to our customers' requirements. Through the reliability laboratory, we are able to perform most of the tests required by industry standards, including damp heat, thermal aging, thermal shock, temperature cycling, shock and vibration, accelerated life testing and stress screening. The reliability laboratory is critical to verification of root cause failure analysis.

- *Optical and Mechanical Material and Process Analysis:* Our in-house material and process laboratory analyzes materials to support incoming inspection, process development, process monitoring, failure analysis and verification of compliance with the applicable environmental standards.

- *Precision Optical Fiber and Electro-Mechanical Assembly:* We have extensive experience in precision optical and electro-mechanical assemblies in clean room environments, clean room control discipline, cleaning technologies and electro-static discharge ("ESD") protection.

- *Fiber Metallization and Lensing:* We use our fiber metallization and fiber lensing capabilities to assist our customers in packaging their products. Many optical component package designs require metallized fiber and some designs also require lensing at the tip of the fiber. We have in-house capabilities that enable us to produce these products at a low cost, with short lead times and high quality.

- *Fiber Handling and Fiber Alignment:* The technique with which optical fiber is handled can have a significant impact on the functionality and reliability of optics products due to the risk of damage or flaws introduced to the fiber surface or micro-cracks to the core of the fiber, which may impact alignment or signal quality, among other things. We have implemented a number of processes, techniques, and best practices to avoid stressing or otherwise damaging fiber during stripping, cleaving and connectorization. Such techniques are also designed to achieve optimal alignment of fiber in the shortest period of time during these processes.

- *Optical Testing:* We have the capability to perform parametric and functional tests for a wide variety of optical devices. In many cases, we are also able to help our customers develop their own proprietary software and test fixtures.

- *Crystal Growth and Processing:* Our crystal growth technology produces non-linear optical crystals and crystals used in laser applications. Our processing capabilities include dicing, grinding, polishing and inspection with high dimension, tolerance and surface quality.

- *Precision Glass Drawing:* We have developed the specialized capabilities necessary to draw precision structures within tight tolerances using borosilicate, clear fused quartz and synthetic fused silica glass. Using these processes, we produce customized rectangular and circular glass tubes and rods in various configurations and with multiple bores that are accurately drawn in precise locations within the tubing. These tubes can be sliced into thin wafers for use in various applications, such as ultra-filtration of bacteria, micro-organism counting, and identification of organisms and substances. These tubes can also be cut into larger lengths to produce ferrules and sleeves for use in fiber optic communications components.

- *Optical Coating:* We provide a wide variety of coating from simple single layer anti-reflection coatings to complex multi-layer stacks. The types of coating we provide include anti-reflection, partial reflection and high reflection.

We continuously invest in new and optimized processes to accommodate the next generation of optical devices, such as optical packaging, anti-reflective coating and complex printed circuit board technologies. We believe many of these manufacturing processes and technologies will be key to developing and commercializing the next generation of optical devices, which may include multi-function passive optics and photonic integrated circuits (which are devices that incorporate various optical components and modules into a packaged chip), receivers integrated with an optical amplifier, and active optical cabling. We also anticipate our customers will continue to desire our vertically integrated capabilities, designing customized optics and glass to be incorporated into optical components, modules and complete network or laser systems.

Customers, Sales and Marketing

The optical communications market we serve is highly concentrated. Therefore, we expect a significant percentage of our revenues will continue to come from a small number of customers. During fiscal years 2025 and 2024, we had two customers that each contributed 10% or more of our revenues. During fiscal year 2025, NVIDIA Corporation and Cisco Systems, Inc. contributed 27.6% and 18.2%, respectively, of our revenues. During fiscal year 2024, NVIDIA Corporation and Cisco Systems, Inc. contributed 35.1% and 13.4%, respectively, of our revenues.

The production of optical devices is characterized by a lengthy qualification process. In particular, the qualification and field testing of the products that we produce for our customers may take three to six months or longer to complete. Generally, we must qualify our production process with our customers, and the products that we manufacture must also meet the product quality requirements of our customers' customers. While most of our customers do not purchase our services until they qualify the services and satisfactorily complete factory audits and vendor evaluations, we typically produce a test run of their products to demonstrate that the products we produce will meet their qualification standards in advance of receiving an order. As part of this process, our engineers work closely with the customer's design and procurement teams. We believe that the rigorous product transfer and qualification processes, and the close relationships that we develop with our customers during those processes, result in greater visibility into product life cycles and longer-term customer engagements.

Backlog

We are substantially dependent on orders we receive and fill on a short-term basis. Although we often receive a 12-month forecast from our customers, our customer contracts do not provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders that have short lead times and are subject to revision or cancellation. Because of the possibility of changes in delivery or acceptance schedules, cancellations of orders, returns or price reductions, we do not believe that backlog is a reliable indicator of our future revenues.

Suppliers of Raw Materials

Our manufacturing operations use a wide variety of optical, semiconductor, mechanical and electronic components, assemblies and raw materials. We generally purchase materials from suppliers through standard purchase orders, as opposed to long-term supply agreements. We rely on sole-source suppliers for a number of critical materials. Some of these sole-source suppliers are small businesses, which presents risks to us based on their financial health and reliability, which we continually monitor. We have historically experienced supply shortages resulting from various causes, including reduced yields by suppliers, which have prevented us from manufacturing products for our customers in a timely manner. Furthermore, in some cases, our efforts to identify and secure alternative supply chain sources has resulted in our customers or their end customers requiring requalification and validation of components, a process that can often be lengthy and has negatively impacted the timing of our revenue.

Quality

We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of enhanced statistical engineering techniques and other tools to improve product and service quality. In addition, we generally offer a warranty ranging from one to five years on the products that we assemble. Generally, this warranty is limited to our workmanship and our liability is capped at the price of the product.

Our quality management systems help to ensure that the products we provide to our customers meet or exceed industry standards. We maintain the following certifications: ISO 9001 for Manufacturing Quality Management Systems; ISO 14001 for Environmental Management Systems; TL 9000 for Telecommunications Industry Quality Certification; IATF 16949 for Automotive Industry Quality Certification; ISO 13485 for Medical Devices Industry Quality Certification; AS 9100 for Aerospace Industry Quality Certification; NADCAP (National Aerospace and Defense Contractors Accreditation Program) for Quality Assurance throughout the Aerospace and Defense Industries; ISO 45001 for Occupational Health and Safety Management Systems; ISO/IEC 17025 for Testing and Calibration Laboratories Certification; ISO 22301 for Business Continuity Management Systems; and ISO/IEC 27001 for Information Security Management Systems. We also maintain compliance with various additional standards imposed by the U.S. Food and Drug Administration ("FDA") with respect to the manufacture of medical devices.

Additionally, we are required to register with the FDA and other regulatory bodies and are subject to continual review and periodic inspection for compliance with various regulations, including testing, quality control and documentation procedures. We hold the following additional certifications: ANSI ESD S20.20 for facilities and manufacturing process control; Transported Asset Protection Association ("TAPA") and Customs Trade Partnership Against Terrorism ("CTPAT") for logistics security and management; and CSR-DIW for corporate social responsibility in Thailand. In the European Union, we are required to maintain certain ISO certifications in order to sell our precision optical, electro-mechanical and electronic manufacturing services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications.

In addition to these standards, we are committed to the deployment of sustainable manufacturing, lean initiatives, and continuous improvement throughout our operations. The implementation of lean manufacturing initiatives helps improve efficiency and reduce waste in the manufacturing process in areas such as inventory on hand, set up times, and floor space and the number of people required for production, while Kaizen and Six Sigma ensures continuous improvement by reducing process variation.

Competition

Although the manufacturing services market is highly competitive, we believe that there are significant barriers to entry in our existing and target markets, including lengthy sales cycles, the need to demonstrate complex precision optical and electro-mechanical engineering and manufacturing capabilities to a prospective customer and the ability to protect a customer's intellectual property.

Our overall competitive position depends upon a number of factors, including:

- our manufacturing technologies and capacity;

- the quality of our manufacturing processes and products;

- our supply chain tools and data management systems;

- our ability to safeguard and protect our customers' intellectual property;

- our engineering and prototyping capabilities;

- our ability to strengthen and broaden our engineering services and know-how to participate in the growth of emerging technologies;

- our ability to deliver on-time;

- our ability to deliver continuous cost improvements; and

- our responsiveness and flexibility.

Competitors in the market for optical manufacturing services include Benchmark Electronics, Inc., Celestica Inc., InnoLight Technology (Suzhou) Ltd., Jabil Inc., Sanmina Corporation and Venture Corporation Limited, as well as the internal manufacturing capabilities of our customers. Our customized optics and glass operations face competition from companies such as CASTECH Inc., Excelitas Technologies Corp. and Photop Technologies, Inc. (a subsidiary of Coherent Corp.).

Intellectual Property

Our success depends, in part, on our ability to protect our customers' intellectual property. We license various technologies from our customers on a non-exclusive, royalty-free, non-transferable basis for the sole purpose of allowing us to manufacture products for those customers in accordance with their specifications. We have no rights to disclose, use, sublicense or sell this licensed technology for any other purpose. The duration of these licenses is limited to the duration of the underlying supply or manufacturing agreement. To meet the demands of certain customers, we created a factory-within-a-factory manufacturing environment that physically separates the manufacturing sites from one another. Some customers, for example, demand anonymity at our facilities while other customers require additional security measures such as biometric devices to safeguard their segregated manufacturing areas.

We regard our own manufacturing process technologies and customized optics and glass designs as proprietary intellectual property. We own any process engineering technology independently developed in-house by our technical staff. As part of our manufacturing services, to the extent we utilize our own manufacturing process technologies in the manufacture of our customers' products, we grant our customers a royalty-free license to these process engineering technologies for the purpose of allowing our customers to make their products. Any process engineering or other improvements that we develop in connection with the improvement or optimization of a process for the manufacturing of a customer's products are immediately assigned to that customer. To protect our proprietary rights, we rely largely upon a combination of trade secrets, non-disclosure agreements and internal security systems. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively small number of solely-owned and jointly-held PRC patents in various customized optic technologies with expiration dates between 2025 and 2040. We believe that both our evolving business practices and industry trends may result in the continued growth of our patent portfolio and its importance to us, particularly as we expand our business.

Government Regulations

Environmental Compliance

We are subject to a variety of international and U.S. laws and regulations relating to the use, disposal, cleanup of and human exposure to hazardous materials. To date, such laws and regulations have not materially affected our business. We do not anticipate any material capital expenditures for environmental control facilities for the foreseeable future. While to date we are not aware of any material exposures, there can be no assurance that environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

As part of the International Organization for Standardization ("ISO") 14001 environmental management systems framework, we have established and continue to enforce at our facilities a global environmental policy that includes evaluation and control, compliance obligations, commitment, training, communication, control of documented information, operational control, emergency preparedness and response, and management review. While environmental regulations have not thus far resulted in a material adverse effect on our operations, changes in regulations could necessitate additional capital expenditures, modification of our operations, or other compliance actions.

Trade Regulations

We and our suppliers and service providers could be affected by tariffs, embargoes, or other trade restrictions, as well as laws and regulations enacted in response to concerns regarding climate change, conflict minerals, responsible sourcing practices, public health crises, contagious disease outbreaks, or other matters, which could limit the supply of our materials and increase their cost. In addition, compliance with trade regulations may result in disruptions in logistics, which could delay our receipt of materials. We have experienced increased lead times and expedite fees for the supply of materials. The disruption of our supply of parts and materials, including where such disruption results in the extension of our lead times, could have a material adverse effect on our business, results of operations, or financial condition. Similarly, if our customers experience disruptions to their supplies or materials, or the extension of their lead times, they may reduce, cancel, or alter the timing of their purchases with us, which could have a material adverse effect on our business, financial condition and operating results.

Tax Law Changes

We are subject to income taxes in various jurisdictions. Our provision for income taxes and effective tax rate could be affected by numerous factors, including changes in applicable tax laws, interpretations of applicable tax laws, amount and composition of pre-tax income in jurisdictions with differing tax rates, and valuation of deferred tax assets. There have been a number of proposed changes in the tax laws that could increase our tax liability.

As part of the Organization for Economic Cooperation and Development's ("OECD") Inclusive Framework on Base Erosion and Profit Shifting, over 140 countries have joined a two-pillar plan to reform international taxation rules. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global revenues above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million.

The OECD has issued Pillar Two model rules and continues to release guidance on these rules. As of June 27, 2025, these rules are either effective or have been adopted in draft form in various countries. We evaluated the applicable tax law changes resulting from Pillar Two implementation in the countries where we operate, and there was no material impact to our tax provision for the year ended June 27, 2025. In future years, the Pillar Two framework for the global minimum tax may increase the level of income tax in both Thailand and other foreign jurisdictions where we operate or have a presence.

Social Responsibility

Our corporate social responsibility practices focus on creating better social, economic and environmental outcomes for all stakeholders in the global electronics supply chain. These outcomes include improved conditions for workers, increased efficiency and productivity for customers and suppliers, economic development, and a clean environment for our communities. We are committed to implementing programs that focus on driving continuous improvements in social, ethical, and environmental compliance throughout all of our global operating units in accordance with our Code of Business Conduct. As a guide to achieve this end, we look at principles, policies and standards as prescribed by the Responsible Business Alliance ("RBA"), an association of global electronics companies whose mission is to enable companies to improve the social and environmental conditions in the global supply chain. Fabrinet is a member of the RBA.

Corporate Structure

Fabrinet was incorporated under the laws of the Cayman Islands in August 1999 and commenced business operations in January 2000. We have thirteen direct and indirect subsidiaries, all of which are wholly-owned. As the parent company, we enter into contracts directly with our customers while some of our subsidiaries in the PRC and the U.S. enter into sales contracts or purchase orders directly with their customers. We have an inter-company agreement with our subsidiary in Thailand to provide manufacturing services to us, and we have inter-company agreements with certain of our subsidiaries in the U.S. and Singapore to provide certain administrative and business development services to us.

Human Capital Resources

Our workforce is distributed globally over six countries. As of June 27, 2025, we employed approximately 16,457 full-time employees worldwide, with approximately 16,220 employees located in the Asia-Pacific region, and 237 employees located in North America. Of our total workforce, approximately 16,012 employees were involved in manufacturing operations and 445 employees were involved in business development and general and administrative functions. None of our employees are represented by a labor union. We have not experienced any work stoppages, slowdowns, or strikes. We consider our relations with our employees to be positive.

We are committed to developing our employees and supporting our employees' well-being and safety. We advertise job openings and source candidates broadly to attract a diverse candidate pool. We also monitor hiring, termination and pay practices to ensure compliance with established regulations across the world, and we track and report internally on key talent metrics including talent pipeline, employee promotions, employee turnover, and engagement of our employees. We provide employee career guidance and counseling through established employee development and training opportunities.

Available Information

Our website is located at www.fabrinet.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Fabrinet.

ITEM 1A.   RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks as well as the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, before investing in our ordinary shares. The risks and uncertainties described below are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us or our ordinary shares. If any of the following risks actually occur, they may harm our business, financial condition and operating results. In this event, the market price of our ordinary shares could decline and you could lose some or all of your investment.

Company and Operational Risks

Our sales depend on a small number of customers. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

We have depended, and will continue to depend, upon a small number of customers for a significant percentage of our revenues. During fiscal years 2025 and 2024, we had two customers that each contributed 10% or more of our revenues. Such customers together accounted for 45.8% and 48.5% of our revenues during the respective periods. Dependence on a small number of customers means that a reduction in orders from, a loss of, or other adverse actions by any one of these customers would reduce our revenues and could have a material adverse effect on our business, financial condition and operating results.

Further, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues, all of which may be exacerbated by the current global economic downturn and subsequent adverse conditions in the credit markets, as well as the impact of changes to U.S. and international trade policies. Certain of our customers have gone out of business, declared bankruptcy, been acquired, or announced their withdrawal from segments of the optics market. We generate significant accounts payable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers.

Our reliance on a small number of customers gives our customers substantial purchasing power and leverage in negotiating contracts with us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project-by-project basis. Some of our customers have at times significantly reduced or delayed the volume of manufacturing services that they order from us. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

Consolidation in the markets we serve could harm our business, financial condition and operating results.

Consolidation in the markets we serve has resulted in a reduction in the number of potential customers for our services. For example, Nokia Corporation completed its acquisition of Infinera Corporation in February 2025; Lumentum Holdings Inc. completed its acquisition of NeoPhotonics Corporation in August 2022; Coherent Corp. (formerly known as II-VI Incorporated) completed its acquisition of Coherent, Inc. in July 2022; and Cisco Systems, Inc. completed its acquisition of Acacia Communications, Inc. in March 2021. In some cases, consolidation among our customers has led to a reduction in demand for our services as customers have acquired the capacity to manufacture products in-house.

Consolidation among our customers and their customers will continue to adversely affect our business, financial condition and operating results in several ways. Consolidation among our customers and their customers may result in a smaller number of large customers whose size and purchasing power give them increased leverage that may result in, among other things, decreases in our average selling prices. In addition to pricing pressures, this consolidation may also reduce overall demand for our manufacturing services if customers obtain new capacity to manufacture products in-house or discontinue duplicate or competing product lines in order to streamline operations. If demand for our manufacturing services decreases, our business, financial condition and operating results could be harmed.

If the optical communications market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

Revenues from optical communications products represented 76.6% and 79.4% of our revenues for fiscal year 2025 and fiscal year 2024, respectively. Our future success as a provider of precision optical, electro-mechanical and electronic manufacturing services for the optical communications market depends on the continued growth of the optics industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optic infrastructure. As part of that growth, we anticipate that demand for voice, video, and other data services delivered over high-speed connections (both wired and wireless) will continue to increase. Without network and bandwidth growth, the need for enhanced communications products would be jeopardized. Currently, demand for network services and for high-speed broadband access, in particular, is increasing but growth may be limited by several factors, including, among others: (1) relative strength or weakness of the global economy or the economy in certain countries or regions, (2) an uncertain regulatory environment, and (3) uncertainty regarding long-term sustainable business models as multiple industries, such as the cable, traditional telecommunications, wireless and satellite industries, offer competing content delivery solutions. The optical communications market also has experienced periods of overcapacity, some of which have occurred even during periods of relatively high network usage and bandwidth demands. If the factors described above were to slow, stop or reverse the expansion in the optical communications market, our business, financial condition and operating results would be negatively affected.

Our quarterly revenues, gross profit margins and operating results have fluctuated significantly and may continue to do so in the future, which may cause the market price of our ordinary shares to decline or be volatile.

Our quarterly revenues, gross profit margins, and operating results have fluctuated significantly and may continue to fluctuate significantly in the future. For example, any of the risks described in this "Risk Factors" section and, in particular, the following factors, could cause our revenues, gross profit margins, and operating results to fluctuate from quarter to quarter:

- any reduction in customer demand or our ability to fulfill customer orders as a result of disruptions in our supply chain;

- our ability to acquire new customers and retain our existing customers;

- the cyclicality of the optical communications, automotive, industrial lasers, medical, and sensors markets;

- competition;

- our ability to achieve favorable pricing for our services;

- the effect of fluctuations in foreign currency exchange rates;

- our ability to manage our headcount and other costs; and

- changes in the relative mix in our revenues.

Therefore, we believe that quarter-to-quarter comparisons of our operating results may not be useful in predicting our future operating results. You should not rely on our results for one quarter as any indication of our future performance. Quarterly variations in our operations could result in significant volatility in the market price of our ordinary shares.

If we are unable to continue diversifying our precision optical and electro-mechanical manufacturing services across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, or if these markets do not grow as fast as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

We intend to continue diversifying across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology, and material processing markets, to reduce our dependence on the optical communications market and to grow our business. Currently, the optical communications market contributes the significant majority of our revenues. There can be no assurance that our efforts to further expand and diversify into other markets within the optics industry will prove successful or that these markets will continue to grow as fast as we expect. If the opportunities presented by these markets prove to be less than anticipated, if we are less successful than expected in diversifying into these markets, or if our margins in these markets prove to be less than expected, our growth may slow or stall, and we may incur costs that are not offset by revenues in these markets, all of which could harm our business, financial condition and operating results.

We face significant competition in our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

Our current and prospective customers tend to evaluate our capabilities against the merits of their internal manufacturing as well as the capabilities of other third-party manufacturers. We believe the internal manufacturing capabilities of current and prospective customers are our primary competition. This competition is particularly strong when our customers have excess manufacturing capacity, as was the case when the markets that we serve experienced a significant downturn in 2008 and 2009 that resulted in underutilized capacity. Should our existing and potential customers have excess manufacturing capacity at their facilities, it could adversely affect our business. In addition, as a result of the 2011 flooding in Thailand, some of our customers began manufacturing products internally or using other third-party manufacturers that were not affected by the flooding. If our customers choose to manufacture products internally rather than to outsource production to us, or choose to outsource to a different third-party manufacturer, our business, financial condition and operating results could be harmed.

Competitors in the market for optical manufacturing services include Benchmark Electronics, Inc., Celestica Inc., InnoLight Technology (Suzhou) Ltd., Jabil Inc., Sanmina Corporation and Venture Corporation Limited. Our customized optics and glass operations face competition from companies such as CASTECH, Inc., Excelitas Technologies Corp. and Photop Technologies, Inc. (a subsidiary of Coherent Corp.). Other existing contract manufacturing companies, original design manufacturers or outsourced semiconductor assembly and test companies could also enter our target markets. In addition, we may face new competitors as we attempt to penetrate new markets.

Many of our customers and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater resources than we have. These advantages may allow them to devote greater resources than we can to the development and promotion of service offerings that are similar or superior to our service offerings. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies or offer services that achieve greater market acceptance than ours. These competitors may also compete with us by making more attractive offers to our existing and potential employees, suppliers, and strategic partners. Further, consolidation in the optics industry could lead to larger and more geographically diverse competitors. New and increased competition could result in price reductions for our services, reduced gross profit margins or loss of market share. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may harm our business, financial condition and operating results.

Cancellations, delays or reductions of customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

We do not typically obtain firm purchase orders or commitments from our customers that extend beyond 13 weeks. While we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders could cause our revenues to decline significantly and could cause us to hold excess materials. Many of our costs and operating expenses are fixed. As a result, a reduction in customer demand could decrease our gross profit and harm our business, financial condition and operating results.

In addition, we make significant decisions with respect to production schedules, material procurement commitments, personnel needs and other resource requirements based on our estimate of our customers' requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. Inability to forecast the level of customer orders with certainty makes it difficult to allocate resources to specific customers, order appropriate levels of materials and maximize the use of our manufacturing capacity. This could also lead to an inability to meet a spike in production demand, all of which could harm our business, financial condition and operating results.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

Some of our customers and suppliers have in the past and may in the future experience financial difficulty, particularly in light of adverse conditions in the credit markets that have affected access to capital and liquidity. During challenging economic times, our customers may face difficulties in gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our services from these customers could decline. If our suppliers experience financial difficulty, we could have trouble sourcing materials necessary to fulfill production requirements and meet scheduled shipments. Any such financial difficulty could adversely affect our operating results and financial condition by resulting in a reduction in our revenues, a charge for inventory write-offs, a provision for expected credit losses, and larger working capital requirements due to increased days in inventory and days in accounts receivable.

We purchase some of the critical materials used in certain of our products from a single source or a limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, reduce the availability or increase the cost of materials, which could harm our revenues, profitability and customer relations.

We rely on a single source or a limited number of suppliers for critical materials used in a significant number of the products we manufacture. We generally purchase these single or limited source materials through standard purchase orders and do not maintain long-term supply agreements with our suppliers. We generally use a rolling 12-month forecast based on anticipated product orders, customer forecasts, product order history, backlog, and warranty and service demand to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as manufacturing cycle times, manufacturing yields, and the availability of raw materials used to produce the parts or components. Historically, we have experienced supply shortages resulting from various causes, including reduced yields by our suppliers, which prevented us from manufacturing products for our customers in a timely manner. The semiconductor supply chain is complex, and, in recent years, there has been a significant global shortage of semiconductors. Demand for consumer electronics surged during the COVID-19 pandemic, which in turn has increased the demand for semiconductors. At the same time, wafer foundries that support chipmakers have not invested enough in recent years to increase capacities to the levels needed to support the increased demand from all of their customers. Further exacerbating the shortage is the long production lead-time for wafers, which can be as long as 30 weeks in some cases. A shortage of semiconductors or other key components can cause a significant disruption to our production schedule and have a substantial adverse effect on our business, financial condition and operating results.

Our revenues, profitability and customer relations will be harmed by continued fluctuations in the availability of materials, a stoppage or delay of supply, a substitution of more expensive or less reliable parts, the receipt of defective parts or contaminated materials, an increase in the price of supplies, or an inability to obtain reductions in price from our suppliers in response to competitive pressures. We continue to undertake programs to strengthen our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to experience, strain on our supply chain, as well as periodic supplier problems. These supply chain issues have impacted, and will continue to impact, our ability to generate revenue. In addition, we have incurred, and expect for the foreseeable future to incur, increased costs related to our efforts to address these problems.

Managing our inventory is complex and may require write-downs due to excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

Managing our inventory is complex. We are generally required to procure materials based upon the anticipated demand of our customers. The inaccuracy of these forecasts or estimates could result in excess supply or shortages of certain materials. Inventory that is not used or expected to be used as and when planned may become excess or obsolete. Generally, we are unable to use most of the materials purchased for one of our customers to manufacture products for any of our other customers. Additionally, we could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could harm our business, financial condition and operating results. While our agreements with customers are structured to mitigate our risks related to excess or obsolete inventory, enforcement of these provisions may result in material expense, and delay in payment for inventory. If any of our significant customers becomes unable or unwilling to purchase inventory or does not agree to such contractual provisions in the future, our business, financial condition and operating results may be harmed.

If we fail to adequately expand our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results. Conversely, if we expand too much or too rapidly, we may experience excess capacity, which would harm our business, financial condition and operating results.

We may not be able to pursue many large customer orders or sustain our historical growth rates if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. If our customers do not believe that we have sufficient manufacturing capacity, they may: (1) outsource all of their production to another manufacturer that they believe can fulfill all of their production requirements; (2) look to a second manufacturer for the manufacture of additional quantities of the products that we currently manufacture for them; (3) manufacture the products themselves; or (4) decide against using our services for their new products.

We most recently expanded our manufacturing capacity by building a new facility at our Chonburi campus in Thailand in 2022, and we began construction of a new manufacturing building at our Chonburi campus in February 2025. We may continue to devote significant resources to the expansion of our manufacturing capacity, and any such expansion will be expensive, will require management's time and may disrupt our operations. In the event we are unsuccessful in our attempts to expand our manufacturing capacity, our business, financial condition and operating results could be harmed.

However, if we successfully expand our manufacturing capacity but are unable to promptly utilize the additional space due to reduced demand for our services or an inability to win new projects, add new customers or penetrate new markets, or if the optics industry does not grow as we expect, we may experience periods of excess capacity, which could harm our business, financial condition and operating results.

We may experience manufacturing yields that are lower than expected, potentially resulting in increased costs, which could harm our business, operating results and customer relations.

Manufacturing yields depend on a number of factors, including the following:

- the quality of input, materials and equipment;

- the quality and feasibility of our customer's design;

- the repeatability and complexity of the manufacturing process;

- the experience and quality of training of our manufacturing and engineering teams; and

- the monitoring of the manufacturing environment.

Lower volume production due to continually changing designs generally results in lower yields. Manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers. In addition, our customer contracts typically provide that we will supply products at a fixed price each quarter, which assumes specific production yields and quality metrics. If we do not meet the yield assumptions and quality metrics used in calculating the price of a product, we may not be able to recover the costs associated with our failure to do so. Consequently, our operating results and profitability may be harmed.

If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

We manufacture products to our customers' specifications, and our manufacturing processes and facilities must comply with applicable statutory and regulatory requirements. In addition, our customers' products and the manufacturing processes that we use to produce them are often complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or fail to be in compliance with applicable statutory or regulatory requirements. Additionally, not all defects are immediately detectable. The testing procedures of our customers are generally limited to the evaluation of the products that we manufacture under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable at the time of testing or that are detected only when products are fully deployed and operated under peak stress conditions), these products may fail to perform as expected after their initial acceptance by a customer.

We generally provide a warranty of between one to five years on the products that we manufacture for our customers. This warranty typically guarantees that products will conform to our customers' specifications and be free from defects in workmanship. Defects in the products we manufacture, whether caused by a design, engineering, manufacturing or component failure or by deficiencies in our manufacturing processes, and whether such defects are discovered during or after the warranty period, could result in product or component failures, which may damage our business reputation, whether or not we are indemnified for such failures. We could also incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In some instances, we may also be required to incur costs to repair or replace defective products outside of the warranty period in the event that a recurring defect is discovered in a certain percentage of a customer's products delivered over an agreed upon period of time. We have experienced product or component failures in the past and remain exposed to such failures, as the products that we manufacture are widely deployed throughout the world in multiple environments and applications. Further, due to the difficulty in determining whether a given defect resulted from our customer's design of the product or our manufacturing process, we may be exposed to product liability or product warranty claims arising from defects that are not attributable to our manufacturing process. In addition, if the number or type of defects exceeds certain percentage limitations contained in our contractual arrangements, we may be required to conduct extensive failure analysis, re-qualify for production or cease production of the specified products.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability for a recall, repair or replacement of a product or component. Although liability for these claims is generally assigned to our customers in our contracts, even where they have assumed liability our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product. Additionally, under one of our contracts, in the event the products we manufacture do not meet the end-customer's testing requirements or otherwise fail, we may be required to pay penalties to our customer, including a fee during the time period that the customer or end-customer's production line is not operational as a result of the failure of the products that we manufacture, all of which could harm our business, operating results and customer relations. If we engineer or manufacture a product that is found to cause any personal injury or property damage or is otherwise found to be defective, we could incur significant costs to resolve the claim. While we maintain insurance for certain product liability claims, we do not maintain insurance for any recalls and, therefore, would be required to pay any associated costs that are determined to be our responsibility. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited, is not available or has not been obtained could harm our business, financial condition and operating results.

If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer.

Our future success depends, in part, upon our ability to attract additional skilled employees and retain our current key personnel. We have identified several areas where we intend to expand our hiring, including business development, finance, human resources, operations and supply chain management. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. Although we have key person life insurance policies on some of our executive officers, the loss of any of our executive officers or key personnel or the inability to continue to attract qualified personnel could harm our business, financial condition and operating results.

Risks Related to Our International Operations

Fluctuations in foreign currency exchange rates and changes in governmental policies regarding foreign currencies could increase our operating costs, which would adversely affect our operating results.

Volatility in the functional and non-functional currencies of our entities and the U.S. dollar could seriously harm our business, financial condition and operating results. The primary impact of currency exchange fluctuations is on our cash, receivables, and payables of our operating entities. We may experience significant unexpected losses from fluctuations in exchange rates. For example, in the three months ended September 27, 2024, we experienced a $7.1 million foreign exchange loss, which negatively affected our net income per share for the same period by $0.19.

Our customer contracts generally require that our customers pay us in U.S. dollars. However, the majority of our payroll and other operating expenses are paid in Thai baht. As a result of these arrangements, we have significant exposure to changes in the exchange rate between the Thai baht and the U.S. dollar, and our operating results are adversely impacted when the U.S. dollar depreciates relative to the Thai baht and other currencies. As of June 27, 2025, the U.S. dollar had depreciated approximately 8.5% against the Thai baht since June 30, 2023. While we attempt to hedge against certain exchange rate risks, we typically enter into hedging contracts with maturities of up to 12 months, leaving us exposed to longer term changes in exchange rates.

Additionally, we have significant exposure to changes in the exchange rate between the Chinese Renminbi ("RMB") and pound sterling ("GBP") and the U.S. dollar. The expenses of our subsidiaries located in the PRC and the United Kingdom are denominated in RMB and GBP, respectively. Currently, RMB are convertible in connection with trade and service-related foreign exchange transactions, foreign debt service, and payment of dividends. The PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If this occurs, our PRC subsidiary may not be able to pay us dividends in U.S. dollars without prior approval from the PRC State Administration of Foreign Exchange. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in the PRC. This restriction may limit our ability to invest the earnings of our PRC subsidiary. As of June 27, 2025, the U.S. dollar had depreciated approximately 1.3% against the RMB since June 30, 2023. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy. GBP are convertible in connection with trade and service-related foreign exchange transactions and foreign debt service. As of June 27, 2025, the U.S.

dollar had depreciated approximately 8.1% against the GBP since June 30, 2023. Any appreciation in the value of the RMB and GBP against the U.S. dollar could negatively impact our operating results.

We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks and challenges that could harm our business, financial condition and operating results.

The vast majority of our operations, including manufacturing and customer support, are located primarily in the Asia-Pacific region. The distances between Thailand, the PRC and our customers and suppliers globally create a number of logistical and communications challenges for us, including managing operations across multiple time zones, directing the manufacture and delivery of products across significant distances, coordinating the procurement of raw materials and their delivery to multiple locations and coordinating the activities and decisions of our management team, the members of which are based in different countries.

Our customers are located throughout the world, and our principal manufacturing facilities are located in Thailand. Revenues from the bill-to-location of customers outside of North America accounted for 56.6%, 63.5% and 52.0% of our revenues for fiscal year 2025, fiscal year 2024 and fiscal year 2023, respectively. We expect that revenues from the bill-to-location of customers outside of North America will continue to account for a significant portion of our revenues. Our customers also depend on international sales, which further exposes us to the risks associated with international operations. Conducting business outside the United States subjects us to a number of risks and challenges, including:

- compliance with a variety of domestic and foreign laws and regulations, including trade regulatory requirements;

- periodic changes in a specific country or region's economic conditions, such as recession;

- unanticipated restrictions on our ability to sell to foreign customers where sales of products and the provision of services may require export licenses or are prohibited by government action (for example, the U.S. Department of Commerce has prohibited the export and sale of a broad category of U.S. products, as well as the provision of services, to ZTE Corporation and to Huawei, both of which are customers of certain of our customers);

- fluctuations in currency exchange rates;

- inadequate protection of intellectual property rights in some countries; and

- political, legal and economic instability, foreign armed conflicts (such as the Israel-Hamas war and the Russia-Ukraine war), and the impact of regional and global infectious illnesses in the countries in which we and our customers and suppliers are located.

Our failure to manage the risks and challenges associated with our international operations could have a material adverse effect on our business.

We are subject to governmental export and import controls in several jurisdictions that subject us to a variety of risks, including liability, impairment of our ability to compete in international markets, and decreased sales and customer orders.

We are subject to governmental export and import controls in Thailand, the PRC, Israel and the United States that may limit our business opportunities. Various countries regulate the import of certain technologies and have enacted laws or taken actions that could limit (1) our ability to export or sell the products we manufacture and (2) our customers' ability to export or sell products that we manufacture for them. The export of certain technologies from the United States and other nations to the PRC is barred by applicable export controls, and similar prohibitions could be extended to Thailand, thereby limiting our ability to manufacture certain products. Any change in export or import regulations or related legislation, shift in approach to the enforcement of existing regulations, or change in the countries, persons or technologies targeted by such regulations could limit our ability to offer our manufacturing services to existing or potential customers, which could harm our business, financial condition and operating results.

For example, the May 2019 addition of Huawei and certain affiliates by the U.S. Commerce Department's Bureau of Industry and Security ("BIS") to the BIS Entity List denied Huawei the ability to purchase products, software and technology that are subject to U.S. Export Administration Regulations. Although we do not sell directly to Huawei, some of our customers do sell to Huawei (and its affiliates) directly. To ensure compliance, some of our customers immediately suspended shipments to Huawei in order to assess whether their products were subject to the restrictions resulting from the ban. This had an immediate impact on our customer orders in the three months ended June 28, 2019, which affected our revenue for that quarter. We expect this ban to continue to adversely affect orders from our customers for the foreseeable future.

We are subject to risks related to changes in U.S. and international trade policies, including new or increased tariffs on materials that we use in manufacturing, which could adversely affect our business, financial condition and operating results.

In April 2025, the U.S. imposed global trade tariffs on a wide range of products and goods. Our business may be adversely affected by evolving global trade policies, including tariffs and other trade restrictions. We are subject to risks associated with changes in international trade policies, regulations, and relationships. In recent years, multiple countries, including the United States, the PRC, and members of the European Union, among others have enacted tariffs, export controls, quotas, and other forms of trade restrictions on a variety of goods and services. These measures have led to increased costs, supply chain disruptions, and reduced demand across several industries. Although certain tariffs have been reduced or delayed, the potential for future escalation or the imposition of new trade restrictions remains. Ongoing or future trade disputes may impact the availability and cost of materials used in our manufacturing processes. In some cases, suppliers may struggle to meet increased demand resulting from accelerated purchasing ahead of anticipated policy changes, further exacerbating supply chain instability. Additionally, retaliatory actions or changes in trade policies by foreign governments may reduce the demand for our customers' products in impacted regions, which could lead to reduced orders and revenue for us. If we are unable to mitigate the effects of increased costs or pass them on to our customers, our gross margins, financial condition, and results of operations could be materially and adversely affected.

We cannot predict the outcome of current or future trade negotiations, the timing of any policy changes, or the impact such changes may have on our industry, supply chain, or customer base.

Political unrest and demonstrations, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

The majority of our assets and manufacturing operations are located in Thailand. Therefore, political, social, business and economic conditions in Thailand have a significant effect on our business. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

Thailand has a history of political unrest that includes the involvement of the military as an active participant in the ruling government. In recent years, political unrest in the country has sparked political demonstrations and, in some instances, violence. Any future political instability in Thailand could prevent shipments from entering or leaving the country, disrupt our ability to manufacture products in Thailand, and force us to transfer our operations to more stable, and potentially more costly, regions, which would harm our business, financial condition and operating results.

Further, the Thai government may raise the minimum wage standards for labor and could repeal certain promotional certificates that we have received or tax holidays for certain export and value added taxes that we enjoy, either preventing us from engaging in our current or anticipated activities or subjecting us to higher tax rates.

We expect to continue to invest in our manufacturing operations in the PRC, which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business, financial condition and operating results.

We anticipate that we will continue to invest in our customized optics manufacturing facilities located in Fuzhou, the PRC. Because these operations are located in the PRC, they are subject to greater political, legal and economic risks than the geographies in which the facilities of many of our competitors and customers are located. In particular, the political and economic climate in the PRC (both at national and regional levels) is fluid and unpredictable. A large part of the PRC's economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to change further. Any changes to the political, legal or economic climate in the PRC could harm our business, financial condition and operating results.

Our PRC subsidiary is a "wholly foreign-owned enterprise" and is therefore subject to laws and regulations applicable to foreign investment in the PRC, in general, and laws and regulations applicable to wholly foreign-owned enterprises, in particular. The PRC has made significant progress in the promulgation of laws and regulations pertaining to economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, these laws and regulations are relatively new, and published cases are limited in volume and non-binding. Therefore, the interpretation and enforcement of these laws and regulations involve significant uncertainties. Laws may be changed with little or no prior notice, for political or other reasons. These uncertainties could limit the legal protections available to foreign investors. Furthermore, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management's attention.

Natural disasters, epidemics, acts of terrorism and political and economic developments could harm our business, financial condition and operating results.

Natural disasters could severely disrupt our manufacturing operations and increase our supply chain costs. These events, over which we have little or no control, could cause a decrease in demand for our services, make it difficult or impossible for us to manufacture and deliver products or for our suppliers to deliver components allowing us to manufacture those products, require large expenditures to repair or replace our facilities, or create delays and inefficiencies in our supply chain. For example, the 2011 flooding in Thailand forced us to temporarily shut down all of our manufacturing facilities in Thailand and cease production permanently at our former Chokchai facility, which adversely affected our ability to meet our customers' demands during fiscal year 2012.

In some countries in which we operate, including the PRC, the U.S., and Thailand, outbreaks of infectious diseases such as COVID-19, H1N1 influenza virus, severe acute respiratory syndrome or bird flu could disrupt our manufacturing operations, reduce demand for our customers' products and increase our supply chain costs. For example, the outbreak of COVID-19 resulted in a two-week suspension of operations at our facility in Fuzhou, the PRC in February 2020 and caused labor shortages for us and some of our suppliers and customers in the PRC during the three months ended March 27, 2020, which negatively affected our revenues during the same period.

In addition, increased international political instability, the threat or occurrence of terrorist attacks, conflicts in the Middle East, Asia and Europe (including the Israel-Hamas war and the Russia-Ukraine war), strained international relations arising from these conflicts and the related decline in consumer confidence and economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations and the operations of our customers and suppliers and may affect the availability of materials needed for our manufacturing services. Such events may also disrupt the transportation of materials to our manufacturing facilities and finished products to our customers. These events have had, and may continue to have, an adverse impact on the U.S. and world economy in general, and customer confidence and spending in particular, which in turn could adversely affect our total revenues and operating results. The impact of these events on the volatility of the U.S. and world financial markets also could increase the volatility of the market price of our ordinary shares and may limit the capital resources available to us, our customers and our suppliers.

Financial Risks

Unfavorable worldwide economic conditions (including inflation and supply chain disruptions) may negatively affect our business, financial condition and operating results.

The current volatility and adverse conditions in the capital and credit markets have negatively affected levels of business and consumer spending, heightening concerns about the likelihood of a global recession and potential default of various national bonds and debt backed by individual countries. Such developments, as well as the policies impacting these, could adversely affect our financial results. Uncertainty about worldwide economic conditions poses a risk as businesses may further reduce or postpone spending in response to reduced budgets, tight credit, negative financial news and declines in income or asset values, which could adversely affect our business, financial condition and operating results and increase the volatility of our share price. In addition, our ability to access capital markets may be restricted, which could have an impact on our ability to react to changing economic and business conditions and could also adversely affect our business, financial condition and operating results.

In 2022 and 2023, inflation increased globally to levels not seen in decades. Although inflation rates have recently declined, inflation can adversely affect us by increasing the costs of labor and other expenses. There is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Inflation and government efforts to combat inflation, such as raising the benchmark interest rate, could increase market volatility and have an adverse effect on the financial market and global economy. In addition, we expect that disruptions in our supply chain and fluctuations in the availability of parts and materials will continue to have a significant impact on our ability to generate revenue, despite strong demand from our customers. Such adverse conditions could negatively impact demand for our products, which could adversely affect our business, financial condition and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that our current cash and cash equivalents, together with cash provided by operating activities and funds available through our working capital and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we operate in a market that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies.

Furthermore, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If adequate additional funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our manufacturing services, hire additional technical and other personnel, or otherwise respond to competitive pressures could be significantly limited.

Our investment portfolio may become impaired by deterioration of the capital markets.

We use professional investment management firms to manage our excess cash and cash equivalents. Our short-term investments as of June 27, 2025 are primarily investments in a fixed income portfolio, including liquidity funds, certificates of deposit and time deposits, corporate debt securities, and U.S. agency and U.S. Treasury securities. Our investment portfolio may become impaired by deterioration of the capital markets. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes. The policy also provides that we may not invest in short-term investments with a maturity in excess of three years.

Should financial market conditions worsen, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any deterioration of the capital markets could cause our other income and expense to vary from expectations. As of June 27, 2025, we did not record any impairment charges associated with our portfolio of short-term investments, and although we believe our current investment portfolio has little risk of material impairment, we cannot predict future market conditions or market liquidity, or credit availability, and can provide no assurance that our investment portfolio will remain materially unimpaired.

We are not fully insured against all potential losses. Natural disasters or other catastrophes could adversely affect our business, financial condition and operating results.

Our current property and casualty insurance covers loss or damage to our property and third-party property over which we have custody and control, as well as losses associated with business interruption, subject to specified exclusions and limitations such as coinsurance, facilities location sub-limits and other policy limitations and covenants. Even with insurance coverage, natural disasters or other catastrophic events, including acts of war, could cause us to suffer substantial losses in our operational capacity and could also lead to a loss of opportunity and to a potential adverse impact on our relationships with our existing customers resulting from our inability to produce products for them, for which we might not be compensated by existing insurance. This in turn could have a material adverse effect on our business, financial condition and operating results.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial condition and operating results.

The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial condition and operating results.

Intellectual Property and Cybersecurity Risks

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure and/or cyber security attacks.

We rely upon the capacity, availability and security of our information technology hardware and software infrastructure. For instance, we use a combination of standard and customized software platforms to manage, record, and report all aspects of our operations and, in many instances, enable our customers to remotely access certain areas of our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We are constantly expanding and updating our information technology infrastructure in response to our changing needs. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damage caused by computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruption, cyber-attack or other security breach results in a loss or damage to our data or inappropriate disclosure of confidential information, our business could be harmed. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

Our services involve the creation and use of intellectual property rights, which subject us to the risk of intellectual property infringement claims from third parties and claims arising from the allocation of intellectual property rights among us and our customers.

Our customers may require that we indemnify them against the risk of intellectual property infringement arising out of our manufacturing processes. If any claims are brought against us or our customers for such infringement, whether or not these claims have merit, we could be required to expend significant resources in defense of such claims. In the event of an infringement claim, we may be required to spend a significant amount of time and money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, which could harm our business, financial condition and operating results.

Any failure to protect our customers' intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

We focus on manufacturing complex optical products for our customers. These products often contain our customers' intellectual property, including trade secrets and know-how. Our success depends, in part, on our ability to protect our customers' intellectual property. We may maintain separate and secure areas for customer proprietary manufacturing processes and materials and dedicate floor space, equipment, engineers and supply chain management to protect our customers' proprietary drawings, materials and products. The steps we take to protect our customers' intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers' intellectual property, our customer relationships could be harmed, and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

Tax, Compliance and Regulatory Risks

We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

We are subject to income and other taxes in Thailand, the PRC, the U.K., the U.S. and Israel. Our effective income tax rate, provision for income taxes and future tax liability could be adversely affected by numerous factors, including the results of tax audits and examinations, income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in income tax rates, changes in the valuation of deferred tax assets and liabilities, failure to meet obligations with respect to tax exemptions, and changes in tax laws and regulations. From time to time, we engage in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. As of June 27, 2025, our U.S. federal and state tax returns remain open to examination for the tax years 2020 through 2023. In addition, tax returns that remain open to examination in Thailand, the PRC, the U.K. and Israel range from the tax years 2018 through 2024. The results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures may have an adverse effect on our provision for income taxes and tax liability.

During fiscal year 2025, our U.S. federal tax returns were under examination by the U.S. Internal Revenue Service ("IRS") for fiscal years 2022 and 2023. As a result of the examination, which was completed in the fourth quarter of fiscal year 2025, we recorded additional tax liability of $5.9 million during fiscal year 2025.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have retroactive effect. Fabrinet (the "Cayman Islands Parent") is an exempted company incorporated in the Cayman Islands. We maintain manufacturing operations in Thailand, the PRC, the U.S. and Israel. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes. Under the current laws of the Cayman Islands, we are not subject to tax in the Cayman Islands on income or capital gains until March 6, 2039.

Preferential tax treatment from the Thai government in the form of a corporate tax exemption on income generated from projects to manufacture certain products at our Chonburi campus is available to us through June 2026. Similar preferential tax treatment was available to us through June 2020 with respect to products manufactured at our Pinehurst campus. Between June 2020 and June 2025, 50% of our income generated from products manufactured at our Pinehurst campus was exempted from tax. Preferential tax treatment is available to us for products manufactured at our Chonburi campus Building 9, where income generated will be tax exempt through 2031, capped at our actual investment amount. Such preferential tax treatment is contingent on various factors, including the export of our customers' products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years from the date on which preferential tax treatment was granted. We will lose this favorable tax treatment in Thailand unless we comply with these restrictions, and as a result we may delay or forego certain strategic business decisions due to these tax considerations.

There is also a risk that Thailand or another jurisdiction in which we operate may treat the Cayman Islands Parent as having a permanent establishment in such jurisdiction and subject its income to tax. If we become subject to additional taxes in any jurisdiction or if any jurisdiction begins to treat the Cayman Islands Parent as having a permanent establishment, such tax treatment could materially and adversely affect our business, financial condition and operating results.

Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. For instance, we have intercompany agreements in place that provide for our California and Singapore subsidiaries to provide administrative services for the Cayman Islands Parent, and the Cayman Islands Parent has entered into manufacturing agreements with our Thai subsidiary. In general, related party transactions and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm's length pricing principles and require the existence of contemporaneous documentation to support such pricing. Tax authorities in various jurisdictions could challenge the validity of our related party transfer pricing policies. Such a challenge generally involves a complex area of taxation and a significant degree of judgment by management. If any tax authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

As part of the Organization for Economic Cooperation and Development's ("OECD") Inclusive Framework on Base Erosion and Profit Shifting, over 140 countries have joined a two-pillar plan to reform international taxation rules. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global revenues above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million.

The OECD has issued Pillar Two model rules and continues to release guidance on these rules. As of June 27, 2025, these rules are either effective or have been adopted in draft form in various countries. We evaluated the applicable tax law changes resulting from Pillar Two implementation in the countries where we operate, and there was no material impact to our tax provision for the year ended June 27, 2025. In future years, the Pillar Two framework for the global minimum tax may increase the level of income tax in both Thailand and other foreign jurisdictions where we operate or have a presence.

We have incurred and will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to various compliance initiatives.

The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as other rules implemented by the SEC and the New York Stock Exchange ("NYSE"), impose various requirements on public companies, including requiring changes in corporate governance practices. These and proposed corporate governance laws and regulations under consideration may further increase our compliance costs. If compliance with these various legal and regulatory requirements diverts our management's attention from other business concerns, it could have a material adverse effect on our business, financial condition and operating results. The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. While we are able to assert in this Annual Report on Form 10-K that our internal control over financial reporting was effective as of June 27, 2025, we cannot predict the outcome of our testing in future periods. If we are unable to assert in any future reporting periods that our internal control over financial reporting is effective (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our share price.

Given the nature and complexity of our business and the fact that some members of our management team are located in Thailand while others are located in the U.S., control deficiencies may periodically occur. While we have ongoing measures and procedures to prevent and remedy control deficiencies, if they occur there can be no assurance that we will be successful or that we will be able to prevent material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Moreover, if we identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses in future periods, the market price of our ordinary shares could decline and we could be subject to potential delisting by the NYSE and review by the NYSE, the SEC, or other regulatory authorities, which would require us to expend additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the products we manufacture, our business, financial condition and operating results could be harmed.

As a manufacturer of products for the optics industry, we are required to meet certain certification standards, including the following: ISO 9001 for Manufacturing Quality Management Systems; ISO 14001 for Environmental Management Systems; TL 9000 for Telecommunications Industry Quality Certification; IATF 16949 for Automotive Industry Quality Certification; ISO 13485 for Medical Devices Industry Quality Certification; AS 9100 for Aerospace Industry Quality Certification; NADCAP (National Aerospace and Defense Contractors Accreditation Program) for Quality Assurance throughout the Aerospace and Defense Industries; ISO 45001 for Occupational Health and Safety Management Systems; ISO/IEC 17025 for Testing and Calibration Laboratories Certification; ISO 22301 for Business Continuity Management Systems; and ISO/IEC 27001 for Information Security Management Systems. We also maintain compliance with various additional standards imposed by the FDA with respect to the manufacture of medical devices.

Additionally, we are required to register with the FDA and other regulatory bodies and are subject to continual review and periodic inspection for compliance with various regulations, including testing, quality control and documentation procedures. We hold the following additional certifications: ANSI ESD S20.20 for facilities and manufacturing process control; TAPA and CTPAT for logistics security and management; and CSR-DIW for corporate social responsibility in Thailand. In the European Union, we are required to maintain certain ISO certifications in order to sell our precision optical, electro-mechanical and electronic manufacturing services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the products we manufactured for our customers, or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results.

Failure to comply with applicable environmental laws and regulations could have a material adverse effect on our business, financial condition and operating results.

The sale and manufacturing of products in certain states and countries may subject us to environmental laws and regulations. In addition, rules adopted by the SEC implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 impose diligence and disclosure requirements regarding the use of "conflict minerals" mined from the Democratic Republic of Congo and adjoining countries in the products we manufacture for our customers. Compliance with these rules has resulted in additional cost and expense, including for due diligence to determine and verify the sources of any conflict minerals used in the products we manufacture, and may result in additional costs of remediation and other changes to processes or sources of supply as a consequence of such verification activities. These rules may also affect the sourcing and availability of minerals used in the products we manufacture, as there may be only a limited number of suppliers offering "conflict free" metals that can be used in the products we manufacture for our customers.

Although we do not anticipate any material adverse effects based on the nature of our operations and these laws and regulations, we will need to ensure that we and, in some cases, our suppliers comply with applicable laws and regulations. If we fail to timely comply with such laws and regulations, our customers may cease doing business with us, which would have a material adverse effect on our business, financial condition and operating results. In addition, if we were found to be in violation of these laws, we could be subject to governmental fines, liability to our customers and damage to our reputation, which would also have a material adverse effect on our business, financial condition and operating results.

Risks Related to Ownership of Our Ordinary Shares

Our share price may be volatile due to fluctuations in our operating results and other factors, including the activities and operating results of our customers or competitors, any of which could cause our share price to decline.

Our revenues, expenses and results of operations have fluctuated in the past and are likely to do so in the future from quarter-to-quarter and year-to-year due to the risk factors described in this section and elsewhere in this Annual Report on Form 10-K. In addition to market and industry factors, the price and trading volume of our ordinary shares may fluctuate in response to a number of events and factors relating to us, our competitors, our customers and the markets we serve, many of which are beyond our control. Factors such as variations in our total revenues, earnings and cash flow, announcements of new investments or acquisitions, changes in our pricing practices or those of our competitors, commencement or outcome of litigation, sales of ordinary shares by us or our principal shareholders, fluctuations in market prices for our services and general market conditions could cause the market price of our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares trade. Volatility and weakness in our share price could mean that investors may not be able to sell their shares at or above the prices they paid and could also impair our ability in the future to offer our ordinary shares or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our ordinary shares to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts stop covering us, or if too few analysts cover us, the market price of our ordinary shares could be adversely impacted. If one or more of the analysts who covers us downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our market price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price or trading volume of our ordinary shares to decline.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon estimates of the value of our assets, which are based in part on the trading price of our ordinary shares, we do not expect to be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the taxable year 2025 or for the foreseeable future. However, despite our expectations, we cannot guarantee that we will not become a PFIC for the taxable year 2025 or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets during such year. If we become a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations as well as burdensome reporting requirements.

Our business and share price could be negatively affected as a result of activist shareholders.

If an activist investor takes an ownership position in our ordinary shares, responding to actions by such activist shareholder could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees. Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or changes to the composition of our board of directors may lead to the perception of a change in the direction of our business or other instability, which may be exploited by our competitors, cause concern to our current or potential customers, and make it more difficult to attract and retain qualified personnel. If customers choose to delay, defer or reduce transactions with us or do business with our competitors instead of us because of any such issues, then our business, financial condition and operating results would be adversely affected. In addition, our share price could experience periods of increased volatility as a result of shareholder activism.

Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit our shareholders' opportunity to sell shares at a premium.

Our constitutional documents include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, provisions that:

• establish a classified board of directors;

• prohibit our shareholders from calling meetings or acting by written consent in lieu of a meeting;

• limit the ability of our shareholders to propose actions at duly convened meetings; and

• authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transaction.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association ("MOA"), by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established under statutes or judicial precedent as in jurisdictions in the U.S. Therefore, our shareholders may have more difficulty in protecting their interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less developed nature of Cayman Islands law in this area.

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose. The convening of the meeting and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. A dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a corporation incorporated in a jurisdiction in the U.S., providing rights to receive payment in cash for the judicially determined value of the shares. This may make it more difficult for our shareholders to assess the value of any consideration they may receive in a merger or consolidation or to require that the offeror give them additional consideration if they believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our MOA to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors.

Certain judgments obtained against us by our shareholders may not be enforceable.

The Cayman Islands Parent is a Cayman Islands exempted company and substantially all of our assets are located outside of the U.S. Given our domicile and the location of our assets, it may be difficult to enforce in U.S. courts judgments obtained against us in U.S. courts based on the civil liability provisions of the U.S. federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Thailand or the PRC would recognize or enforce judgments of U.S. courts against us predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In particular, a judgment in a U.S. court would not be recognized and accepted by Thai courts without a re-trial or examination of the merits of the case. In addition, there is uncertainty as to whether such Cayman Islands, Thai or PRC courts would be competent to hear original actions brought in the Cayman Islands, Thailand or the PRC against us predicated upon the securities laws of the U.S. or any state.

General Risks

Energy price volatility may negatively impact our business, financial condition and operating results.

We, along with our suppliers and customers, rely on various energy sources in our manufacturing and transportation activities. Energy prices have been subject to increases and general volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events and government regulations. While we are currently experiencing lower energy prices, a significant increase is possible, which could increase our raw material and transportation costs. In addition, increased transportation costs of our suppliers and customers could be passed along to us. We may not be able to increase our prices to adequately offset these increased costs, and any increase in our prices may reduce our future customer orders, which could harm our business, financial condition and operating results.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C.   CYBERSECURITY.

Risk Management and strategy

We have established policies and processes for assessing, identifying, managing and disclosing, as necessary, risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes as described below.

The foundation of our cybersecurity program is based on the International Organization for Standardization (ISO) and the National Institute of Standards and Technology (NIST) Cybersecurity Framework. We routinely assess material risks from cybersecurity threats, including from any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein. These risk assessments are designed to identify internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain safeguards intended to address and minimize identified risks and continue monitoring and testing the effectiveness of such safeguards.

Our VP of Information Technology and Information Security ("VP of IT/IS"), who reports to our Chief Executive Officer, manages our cybersecurity and information security risk assessment and mitigation process. We have established an internal IT security committee that includes our VP of IT/IS and other members of our information security, information technology, internal audit/compliance, and finance teams, to instill a thoughtful security culture across Fabrinet. Our employees are made aware of our cybersecurity policies through mandatory trainings during onboarding and on an annual basis. We also engage and consult with third parties in connection with our risk assessment processes, including advisors, consultants and auditors. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards.

We deploy multiple tools and processes to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents, both internal and associated with the use of any third-party service provider.

We have not experienced a material security breach in our systems, or, to our knowledge, in our third-parties' systems, nor incurred any significant expenses or penalties to resolve or settle any security breach in the past three years.

For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors—Intellectual Property and Cybersecurity Risks," in this Annual Report on Form 10-K.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly, as well as through the audit committee of the board of directors, which has been tasked with such oversight in the audit committee charter. The audit committee of our board of directors reviews our cybersecurity and information security risks and mitigation strategies. Our VP of IT/IS provides briefings to the audit committee on a quarterly or more often basis as needed regarding our cybersecurity risks and activities, including any recent cybersecurity incidents and related responses and remediation efforts, cybersecurity systems testing, activities of third parties, policies and the like.

Our VP of IT/IS is a Certified Information Security Manager (CISM) and has more than 10 years of experience implementing cybersecurity at technology companies. Our VP of IT/IS, together with our internal IT security committee, is primarily responsible for assessing and managing our material risks from cybersecurity threats.

We have internal guidelines governing our identification, assessment, communication, and escalation upon the occurrence of a cybersecurity incident. Depending on the nature and severity of an incident, this process provides for escalating notification to the chair of the audit committee, among others as needed, to manage our response.

ITEM 2.   PROPERTIES.

Our principal registered office is located at c/o Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KYI-9005, Cayman Islands. We have facilities located in Thailand, the PRC, the U.S., Israel and the Cayman Islands that are used for manufacturing and/or general administration purposes. The following table presents the approximate square footage of our principal facilities as of June 27, 2025:

Location	Owned/Leased	Approximate Square Footage (Square feet)
Pinehurst Campus, Bangkok, Thailand	Owned	1,731,000
Hemaraj Campus, Chonburi, Thailand	Owned	1,522,000
Fuzhou, Fujian, PRC	Leased[1]	348,000
Santa Clara, California, United States	Owned	72,000
Mountain Lakes, New Jersey, United States	Leased[2]	28,000
Yokneam Illit, Israel	Leased[3]	27,000
Grand Cayman, Cayman Islands	Leased[4]	1,280

[1]   Leased until September 30, 2026.
[2]   Leased until June 30, 2034.
[3]   Leased until October 5, 2029.
[4]   Leased until April 14, 2027.

ITEM 3.   LEGAL PROCEEDINGS.

On June 28, 2024, Ngan In Leng and First Laser Limited (collectively, the "Plaintiffs") filed a complaint in the Fuzhou Intermediate People's Court (the "Court") in Fuzhou, China against Fujian Enterprises (Holdings) Co., Ltd. ("FEHC"), Jian An Investment Limited ("Jian"), and Casix, Inc. ("Casix"), our wholly-owned subsidiary located in the PRC. The complaint alleges unjust enrichment related to a purported investment in Casix by the Plaintiffs in 1997, which predates our acquisition of Casix from JDS Uniphase Corporation. The Plaintiffs have requested that the Court order FEHC to return the unjust enrichment to the Plaintiffs in the amount of RMB 400 million, with interest from March 1, 2000, and order Jian and Casix to bear joint and several liability for all payment obligations of FEHC.

In September 2024, the Court dismissed the lawsuit in its entirety based on jurisdictional grounds. The Plaintiffs have since appealed the Court's ruling to the High People's Court of Fujian Province (the "Appellate Court"). In their appeal, the Plaintiffs now claim that Casix is the primary obligor to return the alleged unjust enrichment to the Plaintiffs. On November 24, 2024, the Appellate Court agreed to hear the appeal. At this time, we are not able to quantify any potential liability in connection with this litigation because of the early stage of this litigation.

We are subject to a variety of international and U.S. laws and regulations relating to the use, disposal, cleanup of and human exposure to hazardous materials. Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions unless we reasonably believe the monetary sanctions, exclusive of interest and costs, will not equal or exceed a threshold which we determine is reasonably designed to result in disclosure of any such proceeding that is material to our business or financial condition. Item 103 states that the disclosure threshold is $0.3 million, or at our election, a threshold that does not exceed the lesser of $1.0 million or one percent of our consolidated current assets. As permitted by Item 103, we have elected to adopt a quantitative threshold for environmental proceedings of $1.0 million. Given the size of our operations, we believe that environmental matters under this threshold are not material to our business or financial condition.

In addition, we are from time to time subject to, and are presently involved in, litigation and other legal proceedings in the ordinary course of business. While it is not possible to determine the outcome of any legal proceedings brought against us, we believe that, except for the matter described above, there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results. Our views and estimates related to these matters may change in the future, as new events and circumstances arise and as the matters continue to develop.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

Our ordinary shares are listed on the New York Stock Exchange under the symbol "FN".

Holders of Record

As of August 8, 2025, there were 6 shareholders of record of our ordinary shares. Because most of our ordinary shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Dividends

We currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Dividends, if any, on our ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions, applicable laws and regulations and other factors our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K for information regarding securities authorized for issuance under our equity compensation plans.

Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes share repurchase activity for the three months ended June 27, 2025:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Program (1)	Maximum Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program (1)
March 29, 2025 – April 25, 2025	—	$ —	—	$ 196,534,404
April 26, 2025 – May 23, 2025	107,945	$ 206.18	107,945	$ 174,278,649
May 24, 2025 – June 27, 2025	—	$ —	—	$ 174,278,649
Total	107,945		107,945	

(1) On August 21, 2017, we announced that our board of directors had approved a share repurchase program to permit us to repurchase up to $30.0 million worth of our issued and outstanding ordinary shares in the open market in accordance with applicable rules and regulations. In February 2018, May 2019, August 2020, August 2022, August 2023, August 2024, and January 2025, we announced that our board of directors approved increases of $30.0 million, $50.0 million, $58.5 million, $78.7 million, $47.6 million, $139.5 million, and $100.0 million, respectively, to the original share repurchase authorization, bringing the aggregate authorization to $534.3 million. The repurchased shares will be held as treasury stock. Our share repurchase program does not have an expiration date. Any repurchases under our share repurchase program are made in accordance with Rule 10b-18, including pursuant to pre-set trading plans adopted in accordance with Rule 10b5-1 under the Exchange Act of 1934. During the year ended June 27, 2025, 561,858 shares were repurchased under the program, at an average price per share (excluding other direct costs) of $223.76, for an aggregate purchase price of $125.7 million. As of June 27, 2025, we had a remaining authorization to repurchase up to $174.3 million worth of our ordinary shares.

Five-Year Performance Graph

The following performance graph shall not be deemed "soliciting material" or to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Fabrinet under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the cumulative total return to holders of Fabrinet's ordinary shares with the cumulative total return of the NASDAQ Composite Index, and the NASDAQ Telecommunications Index.

The graph assumes that $100 was invested in Fabrinet's ordinary shares and each index on June 26, 2020, and that all dividends were reinvested. Historic stock performance is not necessarily indicative of future stock price performance.



ITEM 6.   **[Reserved]**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- *our goals and strategies;*

- *our and our customers' estimates regarding future revenues, operating results, expenses, capital requirements and liquidity;*

- *our belief that we will be able to maintain favorable pricing on our services;*

- *our expectation that the portion of our future revenues attributable to customers in regions outside of North America will increase compared with the portion of those revenues for fiscal year 2025;*

- *our expectation that our fiscal year 2026 selling, general and administrative ("SG&A") expenses will increase compared to our fiscal year 2025 SG&A expenses;*

- *our expectation that our employee costs will increase in Thailand and the PRC;*

- *our future capital expenditures, including the expansion of our manufacturing capacity;*

- *the growth rates of our existing markets and potential new markets;*

- *our ability, and the ability of our customers and suppliers, to respond successfully to technological or industry developments;*

- *our expectations regarding the potential impact of macroeconomic conditions and international political instability on our business, financial condition and operating results;*

- *our suppliers' estimates regarding future costs;*

- *our ability to increase our penetration of existing markets and to penetrate new markets;*

- *our plans to diversify our sources of revenues;*

- *our plans to execute acquisitions;*

- *trends in the optical communications, automotive, industrial lasers and other markets, including trends to outsource the production of components used in those markets;*

- *our ability to attract and retain a qualified management team and other qualified personnel and advisors; and*

- *competition in our existing and new markets.*

These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, in particular, the risks discussed under the heading "Risk Factors" in Item 1A, as well as those discussed in other documents we file with the Securities and Exchange Commission. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. "We," "us" and "our" refer to Fabrinet and its subsidiaries.

Overview

For an overview of our business, see PART I – ITEM 1. BUSINESS.

Fiscal Years

We utilize a 52-53 week fiscal year ending on the last Friday in June. Our fiscal years 2025, 2024, and 2023 ended on June 27, 2025, June 28, 2024, and June 30, 2023, and consisted of 52 weeks, 52 weeks and 53 weeks, respectively.

Revenues

We believe we are able to expand our relationships with existing customers and attract new customers due to, among other factors, our broad range of complex engineering and manufacturing service offerings, flexible low-cost manufacturing platform, process optimization capabilities, advanced supply chain management, excellent customer service, and experienced management team. Although we expect the prices we charge for our manufactured products to decrease over time (partly as a result of competitive market forces), we believe we will be able to continue to maintain favorable pricing for our services because of our ability to reduce cycle time, adjust our product mix by focusing on more complicated products, improve product quality and yields, and reduce material costs for the products we manufacture. We believe these capabilities have enabled us to help our OEM customers reduce their manufacturing costs while maintaining or improving the design, quality, reliability, and delivery times for their products.

Revenues, by percentage, from individual customers representing 10% or more of our revenues is set forth in Note 20 of our audited consolidated financial statements. Because we depend upon a small number of customers for a significant percentage of our total revenues, a reduction in orders from, a loss of, or any other adverse actions by, any one of these customers would reduce our revenues and could have a material adverse effect on our business, operating results and share price. Moreover, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues. Certain customers have gone out of business or have been acquired or announced their withdrawal from segments of the optics market. We generate significant accounts payable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers. Therefore, any financial difficulties that our key customers experience could materially and adversely affect our operating results and financial condition by generating charges for inventory write-offs, provisions for expected credit losses, and increases in working capital requirements due to increased days inventory and in accounts receivable.

Furthermore, reliance on a small number of customers gives those customers substantial purchasing power and leverage in negotiating contracts with us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project-by-project basis. Some of our customers have at times significantly reduced or delayed the volume of manufacturing services that they order from us. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

Revenues by Geography

We generate revenues from three geographic regions: North America, Asia-Pacific and others, and Europe. Revenues are attributed to a particular geographic area based on the bill-to location of our customers, notwithstanding that the products may be shipped to a different geographic region. The substantial majority of our revenues are derived from our manufacturing facilities in Asia-Pacific.

The percentage of our revenues generated from a bill-to location outside of North America decreased from 63.5% in fiscal year 2024 to 56.6% in fiscal year 2025, primarily because of an increase in revenue from sales to our customers in North America. Based on the short- and medium-term indications and forecasts from our customers, we expect that the portion of our future revenues attributable to customers in regions outside of North America will increase as compared with the portion of revenues attributable to such customers during fiscal year 2025.

The following table presents percentages of total revenues by geographic regions:

| | Years Ended | | |
	June 27, 2025	June 28, 2024	June 30, 2023
North America	43.4 %	36.5 %	48.0 %
Asia-Pacific	48.4	57.1	43.2
Europe	8.2	6.4	8.8
	100.0 %	100.0 %	100.0 %

Our Contracts

We enter into supply agreements with our customers which generally have an initial term of up to three years, subject to automatic renewals for subsequent one-year terms unless expressly terminated. Although there are no minimum purchase requirements in our supply agreements, our customers provide us with rolling forecasts of their demand requirements. Our supply agreements generally include provisions for pricing and periodic review of pricing, consignment of our customer's unique production equipment to us, and the sharing of benefits from cost-savings derived from our efforts. We are generally required to purchase materials, which may include long lead-time materials and materials that are subject to minimum order quantities and/or non-cancelable or non-returnable terms, to meet the stated demands of our customers. After procuring materials, we manufacture products for our customers based on purchase orders that contain terms regarding product quantities, delivery locations and delivery dates. Our customers generally are obligated to purchase finished goods that we have manufactured according to their demand requirements. Materials that are not consumed by our customers within a specified period of time, or that are no longer required due to a product's cancellation or end-of-life, are typically designated as excess or obsolete inventory under our contracts. Once materials are designated as either excess or obsolete inventory, our customers are typically required to purchase such inventory from us even if they have chosen to cancel production of the related products. The excess or obsolete inventory is shipped to the customer and recognized as an offset against cost of revenue upon shipment.

Cost of Revenues

The key components of our cost of revenues are material costs, employee costs, and infrastructure-related costs. Material costs generally represent the majority of our cost of revenues. Several of the materials we require to manufacture products for our customers are customized for their products and often sourced from a single supplier or in some cases, our own subsidiaries. Shortages from sole-source suppliers due to yield loss, quality concerns and capacity constraints, among other factors, may increase our expenses and negatively impact our gross profit margin or total revenues in a given quarter. Material costs include scrap material. Historically, scrap rate diminishes during a product's life cycle due to process, fixturing and test improvement and optimization.

A second significant element of our cost of revenues is employee costs, including indirect employee costs related to design, configuration and optimization of manufacturing processes for our customers, quality testing, materials testing and other engineering services; and direct costs related to our manufacturing employees. Direct employee costs include employee salaries, insurance and benefits, merit-based bonuses, recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in the number of employees necessary to support our growth and, to a lesser extent, costs to recruit, train and retain employees. Our cost of revenues is significantly impacted by salary levels in Thailand and the PRC, the fluctuation of the Thai baht and RMB against our functional currency, the U.S. dollar, and our ability to retain our employees. We expect our employee costs to increase as wages continue to increase in Thailand and the PRC. Wage increases may impact our ability to sustain our competitive advantage and may reduce our profit margin. We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our infrastructure costs are comprised of depreciation, utilities, facilities management and overhead costs. Most of our facility leases are long-term agreements. Our depreciation costs include buildings and fixed assets, primarily at our Pinehurst and Chonburi campuses in Thailand, and capital equipment located at each of our manufacturing locations.

During fiscal years 2025, 2024 and 2023, discretionary merit-based bonus awards were made to our non-executive employees. Charges included in cost of revenues for bonus awards to non-executive employees were $7.7 million, $7.1 million and $6.8 million for fiscal years 2025, 2024 and 2023, respectively.

Share-based compensation expense included in cost of revenues was $10.5 million, $7.2 million and $6.7 million for fiscal years 2025, 2024 and 2023, respectively.

Selling, General and Administrative Expenses

Our SG&A expenses primarily consist of corporate employee costs for sales and marketing, general and administrative and other support personnel, including research and development expenses related to the design of customized optics and glass, travel expenses, legal and other professional fees, share-based compensation expense and other general expenses not related to cost of revenues. In fiscal year 2026, we expect our SG&A expenses will increase compared with our fiscal year 2025 SG&A expenses, mainly due to increased investment in information technology hardware and increased compensation-related expenses.

The compensation committee of our board of directors approved a fiscal year 2025 executive incentive plan with quantitative objectives based solely on achieving certain revenue targets and non-U.S. GAAP operating margin targets for fiscal year 2025. Bonuses under the fiscal year 2025 executive incentive plan are payable after the end of fiscal year 2025. In fiscal year 2024, the compensation committee approved a fiscal year 2024 executive incentive plan with quantitative objectives that were based solely on achieving certain revenue targets and non-U.S. GAAP operating margin targets for fiscal year 2024. In August 2024, the compensation committee awarded bonuses to our executive employees for Company achievements of performance under our fiscal year 2024 executive incentive plan. Discretionary merit-based bonus awards are also available to our non-executive employees and payable on a quarterly basis.

Charges included in SG&A expenses for bonus distributions to non-executive and executive employees were $6.8 million, $6.4 million and $6.1 million for fiscal years 2025, 2024 and 2023, respectively.

Share-based compensation expense included in SG&A expenses was $22.5 million, $21.2 million and $20.9 million for fiscal years 2025, 2024 and 2023, respectively.

Additional Financial Disclosures

Foreign Exchange

As a result of our international operations, we are exposed to foreign exchange risk arising from various currency exposures, and primarily with respect to the Thai baht. Although a majority of our total revenues is denominated in U.S. dollars, a substantial portion of our payroll plus certain other operating expenses are incurred and paid in Thai baht. The exchange rate between the Thai baht and the U.S. dollar has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We report our financial results in U.S. dollars and our results of operations have been and could in the future be negatively impacted if the Thai baht appreciates against the U.S. dollar. Smaller portions of our expenses are incurred in a variety of other currencies, including RMB, GBP, Canadian dollars, Euros, and Japanese yen, the appreciation of which may also negatively impact our financial results.

In order to manage the risks arising from fluctuations in foreign currency exchange rates, we use derivative instruments. We may enter into foreign currency exchange forward or put option contracts to manage foreign currency exposures associated with certain assets and liabilities and other forecasted foreign currency transactions and may designate these instruments as hedging instruments. The forward and put option contracts generally have maturities of up to 12 months. All foreign currency exchange contracts are recognized in the consolidated balance sheets at fair value. Gains or losses on our forward and put option contracts generally present gross amount in the assets, liabilities, and transactions economically hedged.

We had foreign currency denominated assets and liabilities in Thai baht, RMB and GBP as follows:

(in thousands, except percentages)	As of June 27, 2025			As of June 28, 2024		
	Foreign Currency	$	%	Foreign Currency	$	%
Assets						
Thai baht	1,812,680	$ 55,689	86.3	1,046,000	$ 28,385	72.5
RMB	43,637	6,092	9.4	42,852	6,013	15.4
GBP	2,031	2,790	4.3	3,778	4,773	12.1
Total		$ 64,571	100.0		$ 39,171	100.0
Liabilities						
Thai baht	4,434,661	$ 136,242	91.5	3,263,391	$ 88,559	87.4
RMB	89,583	12,507	8.4	78,418	11,003	10.9
GBP	106	146	0.1	1,359	1,717	1.7
Total		$ 148,895	100.0		$ 101,279	100.0

The Thai baht assets represent cash and cash equivalents, trade accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses, income tax payable, accrued employee benefits and other payables. We manage our exposure to fluctuations in foreign exchange rates by the use of foreign currency contracts and offsetting assets and liabilities denominated in the same currency in accordance with management's policy. As of June 27, 2025, there was $165.0 million of foreign currency forward contracts outstanding on the Thai baht payables. As of June 28, 2024, there was $135.0 million of foreign currency forward contracts outstanding on the Thai baht payables.

The RMB assets represent cash and cash equivalents, trade accounts receivable, other receivables, and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses, income tax payable, accrued payroll, bonus and related expenses, and other payables. As of June 27, 2025 and June 28, 2024, we did not have any derivative contracts denominated in RMB.

The GBP assets represent cash, trade accounts receivable, and other current assets. The GBP liabilities represent trade accounts payable, accrued expenses, and other payables. As of June 27, 2025 and June 28, 2024, we did not have any derivative contracts denominated in GBP.

For fiscal years 2025 and 2024, we recorded an unrealized gain of $1.9 million and $0.7 million, respectively, related to derivatives that are not designated as hedging instruments in the consolidated statements of operations and comprehensive income.

Currency Regulation and Dividend Distribution

Foreign exchange regulation in the PRC is primarily governed by the following rules:

- Foreign Currency Administration Rules, as amended on August 5, 2008, or the Exchange Rules;

- Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

- Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, as promulgated by the State Administration of Foreign Exchange ("SAFE"), on August 29, 2008, or Circular 142.

Under the Exchange Rules, RMB is freely convertible into foreign currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of RMB for capital account items, such as direct investments, loans, security investments and repatriation of investments, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell, or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission.

Circular 142 regulates the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE's approval and may not be used to repay RMB loans if the proceeds of such loans have not been used.

On January 5, 2007, SAFE promulgated the Detailed Rules for Implementing the Measures for the Administration on Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.

In addition, the General Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options.

Furthermore, our transfer of funds to our subsidiaries in Thailand and the PRC are each subject to approval by governmental authorities in case of an increase in registered capital, or subject to registration with governmental authorities in case of a shareholder loan. These limitations on the flow of funds between our subsidiaries and us could restrict our ability to act in response to changing market conditions.

Income Tax

Our effective tax rate is a function of the mix of tax rates in the various jurisdictions in which we do business. We are domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax in the Cayman Islands on income or capital gains until March 6, 2039.

Throughout the period of our operations in Thailand, we have generally received income tax and other incentives from the Thailand Board of Investment. Preferential tax treatment from the Thai government in the form of a corporate tax exemption on income generated from projects to manufacture certain products at our Chonburi campus is currently available to us through June 2026. Similar preferential tax treatment was available to us through June 2020 with respect to products manufactured at our Pinehurst campus Building 6. Between June 2020 and June 2025, 50% of our income generated from products manufactured at our Pinehurst campus was exempted from tax. Preferential tax treatment is available to us for products manufactured at our Chonburi campus Building 9, where income generated will be tax exempt through 2031, capped at our actual investment amount. Such preferential tax treatment is contingent on various factors, including the export of our customers' products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years from the date on which preferential tax treatment was granted. Currently, the corporate income tax rate for our Thai subsidiary is 20%.

The corporate income tax rates for our subsidiaries in the PRC, the U.S., the U.K. and Israel are 25%, 21%, 25% and 23%, respectively.

Critical Accounting Policies and Use of Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements, as their application places the most significant demands on our management's judgment.

A quantitative sensitivity analysis is provided where such information is reasonably available, can be reliably estimated, and provides material information to investors. The amounts used to assess sensitivity are included for illustrative purposes only and do not represent management's predictions of variability.

Our critical accounting policies and the adoption of new accounting policies are disclosed in Note 2 – Summary of significant accounting policies. There were no changes to our accounting policies.

Revenue Recognition

We derive total revenues primarily from the assembly of products under supply agreements with our customers and the fabrication of customized optics and glass. We recognize revenue relating to contracts that depict the transfer of promised goods or services to customers in an amount reflecting the consideration to which we expect to be entitled in exchange for such goods or services. In order to meet this requirement, we apply the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. Revenue is recognized net of any taxes collected from customers, which is subsequently remitted to governmental authorities.

A performance obligation is a contractual promise to transfer a distinct good or service to the customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether such obligation is distinct within the context of the contract at contract inception. The majority of our contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises under the contracts and, therefore, is not distinct.

Management uses judgment to identify performance obligations within a contract and to determine whether multiple promised goods or services in a contract should be accounted for separately or as a group. Judgment is also used in interpreting commercial terms and determining when transfer of control occurs. Moreover, judgment is used to estimate the contract's transaction price and allocate it to each performance obligation. Any material changes in the identification of performance obligations, determination and allocation of the transaction price to performance obligations, and determination of when transfer of control occurs to the customer, could impact the timing and amount of revenue recognition, which could have a material effect on our financial condition and results of operations.

Long-Lived Assets

We review property, plant and equipment for impairment on a quarterly basis or when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or assets group exceeds its fair value. Recoverability of property and equipment is measured by comparing carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value. The estimate of projected cash flows involves numerous assumptions which require significant judgment by us, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future selling prices for our products, and future production and sales volumes. In addition, significant judgment is required in determining the groups of assets for which impairment tests are separately performed.

Allowance for Expected Credit Losses

We perform ongoing credit evaluations of our customers' financial condition and make provisions for expected credit losses based on the outcomes of these credit evaluations. We evaluate the collectability of our accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections, and the age of past due receivables. Changes in circumstances, such as an unexpected material adverse change in a major customer's ability to meet its financial obligation to us or its payment trends, may require us to further adjust estimates of the recoverability of amounts due to us, which could have a material adverse effect on our business, financial condition and results of operations.

Inventory Valuation

Our inventory is stated at the lower of cost (on a first-in, first-out basis) or market value. Our industry is characterized by rapid technological change, short-term customer commitments, and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on regular reviews of inventory quantities on hand on a quarterly basis and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in liquidity or the financial positions of our customers or changes in economic conditions may require additional provisions for inventory due to our customers' inability to fulfill their contractual obligations. As the market conditions or our customers' product demands are inherently difficult to predict, the actual volumes may vary significantly from projected volumes. Differences in forecasted volume used in calculating excess and obsolete inventory can result in a material adverse effect on our business, financial condition and results of operations. During fiscal year 2025 and fiscal year 2024, a change of 10% for excess and obsolete materials, based on product demand and production requirements from our customers, would have affected our net income by approximately $0.6 million for both years.

Deferred Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities that will result in deductible and payable amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change depending on future market conditions, changes in U.S. or international tax laws, or other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against the deferred tax assets, resulting in additional or lesser income tax expense.

During fiscal year 2020, one of our subsidiaries in the U.K. also generated net operating loss and management expected that such subsidiary would continue to have net operating losses in the foreseeable future. Therefore, management believed it was more likely than not that all of the deferred tax assets of such subsidiary would not be utilized. Thus, a full valuation allowance of $1.6 million for the deferred tax assets was set up as of the end of fiscal year 2020. A full valuation allowance of $3.8 million, $4.9 million and $2.1 million was set up for the fiscal year ended June 30, 2023, June 24, 2022 and June 25, 2021, respectively. During fiscal year 2024, deferred tax assets and valuation allowance were released due to our cessation of operations in the U.K.

During fiscal year 2023, the other subsidiary in the U.K. generated taxable income and was able to utilize loss carryforwards. Management determined that it was more likely than not that future taxable income would be sufficient to allow utilization of the deferred tax assets. Thus, a full valuation allowance of $1.6 million for the deferred tax assets was released as of June 30, 2023. In fiscal year 2024, due to the planned closure of this entity, management believed that it would not generate sufficient taxable income to utilize the remaining deferred tax assets. Thus, a full valuation allowance of $1.0 million was recorded. In fiscal year 2025, the remaining deferred tax assets and valuation allowance were written off after the application to dissolve the entity was filed in the U.K.

During fiscal year 2024, our subsidiary in Israel generated net operating loss and management expected that such subsidiary would continue to have net operating losses in the foreseeable future. Therefore, management believed it was more likely than not that all of the deferred tax assets of such subsidiary would not be utilized. Thus, a full valuation allowance of $2.7 million for the deferred tax assets was set up as of the end of fiscal year 2024. The full valuation allowance of $2.7 million continued to be recorded for the fiscal year ended June 27, 2025.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income. Note that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	Years Ended		
(in thousands)	June 27, 2025	June 28, 2024	June 30, 2023
Revenues	$ 3,419,327	$ 2,882,967	$ 2,645,237
Cost of revenues	(3,005,978)	(2,526,849)	(2,308,964)
Gross profit	413,349	356,118	336,273
Selling, general and administrative expenses	(87,466)	(78,481)	(77,673)
Restructuring and other related costs	(1,436)	(32)	(6,896)
Operating income	324,447	277,605	251,704
Interest income	40,162	33,204	11,234
Interest expense	—	(124)	(1,472)
Foreign exchange gain (loss), net	(9,251)	382	(1,211)
Other income (expense), net	(178)	287	(159)
Income before income taxes	355,180	311,354	260,096
Income tax expense	(22,653)	(15,173)	(12,183)
Net income	332,527	296,181	247,913
Other comprehensive income (loss), net of tax	13,435	4,974	4,678
Net comprehensive income	$ 345,962	$ 301,155	$ 252,591

The following table sets forth a summary of our consolidated statements of operations and comprehensive income as a percentage of total revenues for the periods indicated.

	Years Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
Revenues	100.0 %	100.0 %	100.0 %
Cost of revenues	(87.9)	(87.6)	(87.3)
Gross profit	12.1	12.4	12.7
Selling, general and administrative expenses	(2.6)	(2.8)	(2.9)
Restructuring and other related costs	(0.1)	0.0	(0.3)
Operating income	9.4	9.6	9.5
Interest income	1.2	1.2	0.4
Interest expense	—	0.0	(0.1)
Foreign exchange gain (loss), net	(0.3)	0.0	0.0
Other income (expense), net	0.0	0.0	0.0
Income before income taxes	10.3	10.8	9.8
Income tax expense	(0.7)	(0.5)	(0.4)
Net income	9.6	10.3	9.4
Other comprehensive income (loss), net of tax	0.4	0.2	0.2
Net comprehensive income	10.0 %	10.5 %	9.6 %

The following table sets forth our revenues by end market and product category for the periods indicated.

(in thousands, except percentages)	Year ended June 27, 2025	As a % of Total Revenues	Year ended June 28, 2024	As a % of Total Revenues	Year ended June 30, 2023	As a % of Total Revenues
Optical communications						
Datacom	$ 1,155,944		$ 1,150,307		$ 520,796	
Telecom	1,463,411		1,138,708		1,487,551	
Total revenue - Optical communications	$ 2,619,355	76.6 %	$ 2,289,015	79.4 %	$ 2,008,347	75.9 %
Non-optical communications						
Automotive	$ 464,369		$ 327,188		$ 368,581	
Industrial laser	153,068		122,722		125,415	
Others	182,535		144,042		142,894	
Total revenue - Non-optical communications	$ 799,972	23.4 %	$ 593,952	20.6 %	$ 636,890	24.1 %
Total revenue	$ 3,419,327	100.0 %	$ 2,882,967	100.0 %	$ 2,645,237	100.0 %

Comparison of Fiscal Year 2025 with Fiscal Year 2024

Revenues. Our revenues increased by $536.3 million, or 18.6%, to $3,419.3 million for fiscal year 2025, compared with $2,883.0 million for fiscal year 2024. This increase was primarily due to an increase in our key customers' demand for both optical communications products and non-optical communications products. Revenues from optical communications products, which represented $2,619.4 million, or 76.6%, of our revenues for fiscal year 2025, increased by $330.3 million, or 14.4%, compared to the prior fiscal year, mainly due to an increase in revenues from telecommunication products, as inventory absorption issues substantially subsided during fiscal year 2025. Revenues from non-optical communications products, which represented $800.0 million, or 23.4%, of our revenues for fiscal year 2025, increased by $206.0 million, or 34.7%, compared to prior fiscal year, primarily due to growth in automotive revenue as short-term inventory absorption issues substantially subsided during fiscal year 2025.

Cost of revenues. Our cost of revenues increased by $479.2 million, or 19.0%, to $3,006.0 million, or 87.9% of revenues, for fiscal year 2025, compared with $2,526.8 million, or 87.6% of revenues, for fiscal year 2024. The increase was in line with the increase in sales volume.

Gross profit. Our gross profit increased by $57.2 million, or 16.1%, to $413.3 million, or 12.1% of revenues, for fiscal year 2025, compared with $356.1 million, or 12.4% of revenues, for fiscal year 2024. The increase was primarily due to sales volume and product mix.

SG&A expenses. Our SG&A expenses increased by $9.0 million, or 11.5%, to $87.5 million, or 2.6% of revenues, for fiscal year 2025, compared with $78.5 million, or 2.8% of revenues, for fiscal year 2024. Our SG&A expenses increased during fiscal year 2025, compared with fiscal year 2024, mainly due to (1) an increase in executive compensation related expenses of $3.3 million, (2) an increase in legal and consulting fees of $1.6 million, (3) an increase in R&D expenses of $1.4 million, (4) an increase in share-based compensation expenses of $1.4 million, (5) an increase in information technology related expenses of $1.3 million, mainly from network, security system and new hardware costs, (6) recognizing an actuarial loss on obligation of $0.9 million in fiscal year 2025 compared with recognizing an actuarial gain on obligation of $0.4 million in fiscal year 2024, and (7) an increase in severance expenses of $0.7 million, offset by (1) a net decrease in allowance for expected credit losses of $1.1 million, (2) a decrease in sales and marketing expenses of $0.5 million, and (3) a net realized gain from financial instruments of $0.5 million.

Restructuring and other related costs. We recorded $1.4 million in restructuring costs for fiscal year 2025, due to restructuring of operations in our subsidiary in Thailand. We recorded a de minimis amount of restructuring costs for fiscal year 2024.

Operating income. Our operating income increased by $46.8 million, or 16.9%, to $324.4 million, or 9.5% of revenues, for fiscal year 2025, compared with $277.6 million, or 9.6% of revenues, for fiscal year 2024.

Interest income. Our interest income increased by $7.0 million, or 21.1% to $40.2 million, or 1.2% of revenues, for fiscal year 2025, compared with $33.2 million, or 1.2% for fiscal year 2024. The increase was primarily due to a higher average cash balance and short-term investment of $919.0 million in fiscal year 2025, compared with $722.0 million in fiscal year 2024.

Interest expense. Our interest expense decreased for fiscal year 2025, compared with fiscal year 2024, due to full repayment of our long-term loan balance.

Foreign exchange gain (loss), net. We recorded foreign exchange loss, net of $9.3 million for fiscal year 2025, compared with foreign exchange gain, net of $0.4 million for fiscal year 2024. The foreign exchange loss was mainly due to (1) unrealized loss from revaluation of outstanding Thai baht assets and liabilities of $8.0 million, (2) higher unrealized loss from revaluation of currencies other than Thai baht of $1.1 million, (3) higher realized loss from payment/receipt of $1.0 million, and (4) foreign exchange loss totaling $0.8 million from our subsidiaries in the PRC and the U.K., offset by higher unrealized gain from mark-to-market of forward contracts of $1.2 million.

Income before income taxes. We recorded income before income taxes of $355.2 million for fiscal year 2025, compared with $311.4 million for fiscal year 2024.

Income tax expense. Our provision for income tax reflects an effective tax rate of 6.4% and 4.9% for fiscal year 2025 and fiscal year 2024, respectively. The increase was primarily due to higher income subject to tax and IRS audit assessment in fiscal year 2025, offset by a full valuation allowance for deferred tax assets set up in fiscal year 2024.

Net income. We recorded net income of $332.5 million, or 9.7% of revenues, for fiscal year 2025, compared with net income of $296.2 million, or 10.3% of revenues, for fiscal year 2024.

Other comprehensive income (loss). We recorded other comprehensive income of $13.4 million, or 0.4% of revenues, for fiscal year 2025, compared with other comprehensive income of $5.0 million, or 0.2% of revenues, for fiscal year 2024. The increase in other comprehensive income was mainly due to (1) higher unrealized gain from mark-to-market of available-for-sale debt securities of $7.8 million, and (2) unrealized gain from foreign currency translation adjustment of $1.2 million, offset by (1) lower gain from retirement benefits plan of $0.3 million, and (2) lower unrealized gain from mark-to-market of forward contracts of $0.3 million.

Comparison of Fiscal Year 2024 with Fiscal Year 2023

Revenues. Our revenues increased by $237.8 million, or 9.0%, to $2,883.0 million for fiscal year 2024, compared with $2,645.2 million for fiscal year 2023. This increase was primarily due to an increase in our key customers' demand for optical communication products. Revenues from optical communications products, which represented $2,289.0 million, or 79.4%, of our revenues for fiscal year 2024, increased by $280.7 million, or 14.0%, compared to prior fiscal year, mainly due to an increase in revenues from data communication products, primarily for artificial intelligence applications, offset by a decline in revenues from telecommunication products as inventory absorption within the telecommunication market continued during fiscal year 2024. Revenues from non-optical communications products, which represented $594.0 million, or 20.6%, of our revenues for fiscal year 2024, decreased by $42.9 million, or 6.7%, compared to prior fiscal year, primarily due to inventory absorption related to certain programs in the automotive market.

Cost of revenues. Our cost of revenues increased by $217.8 million, or 9.4%, to $2,526.8 million, or 87.6% of revenues, for fiscal year 2024, compared with $2,309.0 million, or 87.3% of revenues, for fiscal year 2023. The increase in cost of revenues was primarily due to a proportional increase in sales volume.

Gross profit. Our gross profit increased by $19.8 million, or 5.9%, to $356.1 million, or 12.4% of revenues, for fiscal year 2024, compared with $336.3 million, or 12.7% of revenues, for fiscal year 2023. The increase was primarily due to sales volume and product mix.

SG&A expenses. Our SG&A expenses increased by $0.8 million, or 1.0%, to $78.5 million, or 2.8% of revenues, for fiscal year 2024, compared with $77.7 million, or 2.9% of revenues, for fiscal year 2023. Our SG&A expenses increased during fiscal year 2024, compared with fiscal year 2023, mainly due to (1) an increase in sales and marketing expenses of $1.0 million; (2) a net increase in allowance for expected credit losses of $0.9 million; (3) an increase in information technology repair and maintenance expenses of $0.5 million; (4) an increase in R&D expenses of $0.3 million; and (5) an increase in share-based compensation expenses of $0.2 million; offset by (1) recognizing an actuarial gain on obligation of $0.4 million in fiscal year 2024, compared with recognizing an actuarial loss on obligation of $1.1 million in fiscal year 2023; (2) a decrease in legal and consulting fees of $0.4 million; and (3) a decrease in customer relationships amortization of $0.2 million.

Restructuring and other related costs. We recorded a de minimis amount of restructuring costs for fiscal year 2024. We recorded restructuring and other related costs for fiscal year 2023 of $6.9 million.

Operating income. Our operating income increased by $25.9 million, or 10.3%, to $277.6 million, or 9.6% of revenues, for fiscal year 2024, compared with $251.7 million, or 9.5% of revenues, for fiscal year 2023.

Interest income. Our interest income increased by $22.0 million, or 196.4% to $33.2 million, or 1.2% for fiscal year 2024, compared with $11.2 million, or 0.4% for fiscal year 2023. The increase was primarily due to a higher weighted average interest rate in fiscal year 2024, and a higher average cash balance and short-term investment of $722.0 million in fiscal year 2024, compared with $468.0 million in fiscal year 2023.

Interest expense. Our interest expense decreased by $1.4 million to $0.1 million for fiscal year 2024, compared with $1.5 million for fiscal year 2023. The decrease was primarily due to a decrease in the long-term balance.

Foreign exchange gain (loss), net. We recorded foreign exchange gain, net of $0.4 million for fiscal year 2024, compared with foreign exchange loss, net of $1.2 million for fiscal year 2023. The foreign exchange gain was mainly due to (1) lower realized loss from payment/receipt of $1.0 million, (2) unrealized gain from revaluation of outstanding Thai baht assets and liabilities of $0.9 million, and (3) higher unrealized gain from mark-to-market of forward contracts of $0.3 million, offset by (1) unrealized loss from revaluation of currencies other than Thai baht of $0.5 million, and (2) lower foreign exchange gain, totaling $0.1 million from our subsidiaries in the PRC and the U.K.

Income before income taxes. We recorded income before income taxes of $311.4 million for fiscal year 2024, compared with $260.1 million for fiscal year 2023.

Income tax expense. Our provision for income tax reflects an effective tax rate of 4.9% and 4.7% for fiscal year 2024 and fiscal year 2023, respectively. The increase was primarily due to a full valuation allowance of $3.8 million for deferred tax assets set up in fiscal year 2024.

Net income. We recorded net income of $296.2 million, or 10.3% of revenues, for fiscal year 2024, compared with net income of $247.9 million, or 9.4% of revenues, for fiscal year 2023.

Other comprehensive income (loss). We recorded other comprehensive income of $5.0 million, or 0.2% of revenues, for fiscal year 2024, compared with other comprehensive income of $4.7 million, or 0.2% of revenues, for fiscal year 2023. The increase in other comprehensive income was mainly due to higher unrealized gain from mark-to-market of forward contracts and interest rate swap agreement of $1.0 million, offset by (1) lower unrealized gain from mark-to-market of available-for-sale debt securities of $0.6 million, and (2) lower gain from retirement benefits plan of $0.1 million.

Liquidity and Capital Resources

Cash Flows and Working Capital

We primarily finance our operations through cash flow from operating activities. As of June 27, 2025 and June 28, 2024, we had cash, cash equivalents, and short-term investments of $934.2 million and $858.6 million, respectively, and no outstanding debt.

Our cash and cash equivalents, which primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less, are placed with banks and other financial institutions. The weighted average interest rate on our cash and cash equivalents for fiscal year 2025, fiscal year 2024 and fiscal year 2023 was 4.2%, 4.4% and 2.4%, respectively.

Our cash investments are made in accordance with an investment policy approved by the audit committee of our board of directors. In general, our investment policy requires that securities purchased be rated A1, P-1, F1 or better. No security may have an effective maturity that exceeds three years. Our investments in fixed income securities are primarily classified as available-for-sale and held-to-maturity. Investments in debt securities that we have the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as available-for-sale with any unrealized gains and losses included in AOCI in the consolidated balance sheets. We determine realized gains or losses on sale of available-for-sale debt securities on a specific identification method and record such gains or losses as interest income in the consolidated statements of operations and comprehensive income.

We believe that our current cash and cash equivalents, short-term investments, cash flow from operations, and funds available through our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months following the filing of this Annual Report on Form 10-K. Our ability to sustain our working capital position is subject to a number of risks that we discuss in Item 1A of this Annual Report on Form 10-K.

We also believe that our current manufacturing capacity is sufficient to meet our anticipated production requirements for at least the next few quarters. In February 2025, we began construction of a new manufacturing facility of approximately 2.0 million square feet at our Chonburi campus. The total expected cost of the project is approximately $132.5 million (Thai baht 4.45 billion).

The following table shows our cash flows for the periods indicated:

(in thousands)	Years Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
Net cash provided by operating activities	$ 328,365	$ 413,146	$ 213,310
Net cash used in investing activities	$ (286,296)	$ (169,751)	$ (98,717)
Net cash used in financing activities	$ (147,008)	$ (64,853)	$ (80,984)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (104,939)	$ 178,542	$ 33,609
Cash, cash equivalents and restricted cash, beginning of period	$ 409,973	$ 231,368	$ 198,365
Cash, cash equivalents and restricted cash, end of period	$ 306,425	$ 409,973	$ 231,368

Operating Activities

Cash provided by operating activities is net income adjusted for certain non-cash items and changes in certain assets and liabilities. The decrease in cash provided by operating activities for fiscal year 2025 as compared to fiscal year 2024 was primarily due to (1) a change in inventories of $174.2 million due to new products and higher sales volume, and (2) an increase in trade receivables of $104.4 million, offset by (1) an increase in trade payables of $134.2 million, (2) an increase in net income of $36.3 million, (3) a change in other current and non-current assets of $13.1 million, and (4) an increase in accrued expenses of $11.6 million.

Investing Activities

Investing cash flows consist primarily of investment purchases, sales, maturities, and disposals; and capital expenditures. The increase in cash used in investing activities for fiscal year 2025 as compared to cash used in investing activities for fiscal year 2024 was primarily due to (1) an increase related to the commencement of construction of a new manufacturing building at our Chonburi campus, (2) an increase in capital expenditures to support certain customers, and (3) a decrease in proceeds of investment.

Financing Activities

Financing cash flows consist primarily of repayment of long-term debt, share repurchases, and withholding tax related to net share settlement of restricted share units. The increase in cash used in financing activities for fiscal year 2025 as compared to the fiscal year 2024 was primarily due to an increase in share repurchases and higher withholding tax related to net share settlement of restricted share units, offset by lower repayment of long-term borrowings.

Material Cash Requirements for Contractual Obligations

Operating Lease

As of June 27, 2025, we have certain operating lease arrangements under which the lease payments are calculated using the straight-line method. Our rental expenses under these leases to be paid within one year and after one year are $2.1 million and $4.4 million, respectively.

Capital Expenditures

The following table sets forth our capital expenditures, which include amounts for which payments have been accrued, for the periods indicated.

(in thousands)	Years Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
Capital expenditures	$ 130,658	$ 49,270	$ 66,712

During fiscal year 2025, we invested in a new manufacturing building at our Chonburi campus and equipment for expansion of our manufacturing facilities in Thailand. We expect our capital expenditures for fiscal year 2026 to decrease compared to fiscal year 2025, mainly due to the new manufacturing building expenditures having been recognized while capital expenditures on equipment for expansion of our manufacturing facilities continue.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

ITEM 7A.   **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

Interest Rate Risk

We had cash, cash equivalents, and short-term investments totaling $934.2 million, $858.6 million and $550.5 million, as of June 27, 2025, June 28, 2024 and June 30, 2023, respectively. We have interest rate risk exposure relating to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash, cash equivalents, and short-term investments are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 10 basis points during fiscal year 2025, fiscal year 2024 and fiscal year 2023, our interest income would have decreased by approximately $0.9 million, $0.7 million and $0.5 million, respectively, assuming consistent investment levels.

We maintain an investment portfolio in a variety of financial instruments, including, but not limited to, U.S. government and agency bonds, corporate obligations, money market funds, asset-backed securities, and other investment-grade securities. The majority of these investments pay a fixed rate of interest. The securities in the investment portfolio are subject to market price risk due to changes in interest rates, perceived issuer creditworthiness, marketability, and other factors. These investments are generally classified as available-for-sale and, consequently, are recorded on our consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of shareholders' equity.

Investments in both fixed-rate and floating-rate interest earning instruments carry a degree of interest rate risk. The fair market values of our fixed-rate securities decline if interest rates rise, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may be less than we expect because of changes in interest rates, or we may suffer losses in principal if forced to sell securities that have experienced a decline in market value because of changes in interest rates.

Foreign Currency Risk

As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. Substantially all of our employees and most of our facilities are located in Thailand and the PRC. Therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in Thai baht and RMB. The significant majority of our revenues are denominated in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

As a consequence, our gross profit margins, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to the Thai baht or the RMB. We have a particularly significant currency rate exposure to changes in the exchange rate between the Thai baht, the RMB and the U.S. dollar. We must translate foreign currency-denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar compared with such foreign currencies will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheets, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and shareholders' equity.

We attempt to hedge against these exchange rate risks by entering into derivative instruments that are typically one to twelve months in duration, leaving us exposed to longer term changes in exchange rates. We designated the foreign currency forward contracts used to hedge fluctuations in the U.S. dollar value of forecasted transactions denominated in Thai baht as cash flow hedges, as they qualified for hedge accounting because the hedges are highly effective. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings. Any gains or losses related to these outstanding foreign currency forward contracts will be recorded in accumulated other comprehensive income in the consolidated balance sheets, with subsequent reclassification to the same statement of operations and comprehensive income line item as the earnings effect of hedge items when settled. We recorded unrealized gain of $1.9 million and $0.7 million, respectively, for the year ended June 27, 2025 and June 28, 2024, respectively, related to derivatives that are not designated as hedging instruments. As foreign currency exchange rates fluctuate relative to the U.S. dollar, we expect to incur foreign currency translation adjustments and may incur foreign currency exchange losses. For example, a 10% weakening in the U.S. dollar against the Thai baht and the RMB would have resulted in a decrease in our net dollar position of approximately $9.4 million and $7.2 million as of June 27, 2025 and June 28, 2024, respectively. We cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, operating results or cash flows.

Credit Risk

Credit risk refers to our exposures to financial institutions, suppliers and customers that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the global economy. As of June 27, 2025, our cash and cash equivalents were held in deposits and highly liquid investment products with maturities of three months or less with banks and other financial institutions having credit ratings of A minus or above. Our short-term investments as of June 27, 2025 are held in various financial institutions with a maturity limit not to exceed three years, and all securities are rated A1, P-1, F1 or better. We continue to monitor our surplus cash and consider investment in corporate and U.S. government debt as well as certain available-for-sale and held-to-maturity securities in accordance with our investment policy. We generally monitor the financial performance of our suppliers and customers, as well as other factors that may affect their access to capital and liquidity. Presently, we believe that we will not incur material losses due to our exposures to such credit risk.

ITEM 8.　　　　**FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Fabrinet

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fabrinet

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fabrinet and its subsidiaries (the "Company") as of June 27, 2025 and June 28, 2024, and the related consolidated statements of operations and comprehensive income, consolidated statements of shareholders' equity and consolidated statements of cash flows for each of the three years in the period ended June 27, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 27, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 27, 2025 and June 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 27, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Identifying and evaluating terms and conditions in contracts for the timing of revenue recognition.

As described in Note 2 to the consolidated financial statements, management applies five-step in their determination of revenue to be recognized and the control of the product is typically transferred to the customer depending on the terms of the contract. The management applies judgment in identifying and evaluating any terms and conditions when the Company has an enforceable right to payment. For the fiscal year ended June 27, 2025, the Company's revenue was $3.4 billion.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically the identification and evaluation of terms and conditions in contracts for the timing of revenue recognition, is a critical audit matter are that there was a significant amount of judgment exercised by management in identifying and evaluating terms and conditions in contracts that impact the timing of revenue recognition. This in turn led to a high degree of auditor judgment and an increased extent of audit effort in performing our audit procedures to evaluate whether terms and conditions in contracts and point of controls transferred were appropriately identified and evaluated by management.

Addressing the matter involved performing procedures and evaluating audit evidence connected with forming our overall opinion on the consolidated financial statements. These procedures involved testing the effectiveness of internal controls relating to the revenue recognition process, including controls related to the identification and evaluation of terms and conditions in contracts and the determination of the appropriate amount and timing of revenue recognition based on the contractual terms. These procedures also included, among others: (i) assessed the terms in the customer contract and evaluated the appropriateness of management's application of their accounting policies and determination of revenue recognition; (ii) tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements; and; (iii) selected samples of sales transaction from the period within a defined period before and after the Company's fiscal year ended and obtained the invoices, purchase orders and proof of delivery, to evaluate whether revenue was recognized in the appropriate fiscal year.

/s/ PricewaterhouseCoopers ABAS Ltd.
Bangkok, Thailand
August 19, 2025

We have served as the Company's auditor since 1999.

FABRINET

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share data and par value)		June 27, 2025		June 28, 2024
Assets				
Current assets				
Cash and cash equivalents	$	306,425	$	409,973
Short-term investments		627,819		448,630
Trade accounts receivable, net of allowance for expected credit losses of $1,344 and $1,629, respectively		758,894		592,452
Inventories		581,015		463,206
Prepaid expenses		38,476		10,620
Other current assets		116,210		87,810
Total current assets		2,428,839		2,012,691
Non-current assets				
Property, plant and equipment, net		380,640		307,240
Intangibles, net		2,156		2,321
Operating right-of-use assets		5,768		5,336
Deferred tax assets		13,406		10,446
Other non-current assets		623		485
Total non-current assets		402,593		325,828
Total Assets	$	2,831,432	$	2,338,519
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts payable		637,417		441,835
Fixed assets payable		40,781		14,380
Operating lease liabilities, current portion		1,792		1,355
Income tax payable		7,939		3,937
Accrued payroll, bonus and related expenses		24,566		22,116
Accrued expenses		30,630		19,916
Other payables		66,717		54,403
Total current liabilities		809,842		557,942
Non-current liabilities				
Deferred tax liability		1,595		4,895
Operating lease liabilities, non-current portion		3,679		3,635
Severance liabilities		31,225		24,093
Other non-current liabilities		3,279		2,209
Total non-current liabilities		39,778		34,832
Total Liabilities		849,620		592,774
Commitments and contingencies (Note 18)				
Shareholders' equity				
Preferred shares (5,000,000 shares authorized, $0.01 par value; no shares issued and outstanding as of June 27, 2025 and June 28, 2024)		—		—
Ordinary shares (500,000,000 shares authorized, $0.01 par value; 39,602,152 shares and 39,457,462 shares issued as of June 27, 2025 and June 28, 2024, respectively; and 35,728,074 shares and 36,145,242 shares outstanding as of June 27, 2025 and June 28, 2024, respectively)		396		395
Additional paid-in capital		237,881		222,044
Less: Treasury shares (3,874,078 shares and 3,312,220 shares as of June 27, 2025 and June 28, 2024, respectively)		(360,056)		(234,323)
Accumulated other comprehensive income (loss)		10,294		(3,141)
Retained earnings		2,093,297		1,760,770
Total Shareholders' Equity		1,981,812		1,745,745
Total Liabilities and Shareholders' Equity	$	2,831,432	$	2,338,519

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		Years Ended	
(in thousands of U.S. dollars, except per share data)	**June 27, 2025**	**June 28, 2024**	**June 30, 2023**
Revenues	$ 3,419,327	$ 2,882,967	$ 2,645,237
Cost of revenues	(3,005,978)	(2,526,849)	(2,308,964)
Gross profit	413,349	356,118	336,273
Selling, general and administrative expenses	(87,466)	(78,481)	(77,673)
Restructuring and other related costs	(1,436)	(32)	(6,896)
Operating income	324,447	277,605	251,704
Interest income	40,162	33,204	11,234
Interest expense	—	(124)	(1,472)
Foreign exchange gain (loss), net	(9,251)	382	(1,211)
Other income (expense), net	(178)	287	(159)
Income before income taxes	355,180	311,354	260,096
Income tax expense	(22,653)	(15,173)	(12,183)
Net income	332,527	296,181	247,913
Other comprehensive income (loss), net of tax			
Change in net unrealized gain (loss) on available-for-sale securities	9,893	2,100	2,739
Change in net unrealized gain (loss) on derivative instruments	2,314	2,561	1,541
Change in net retirement benefits plan – prior service cost	—	330	473
Change in foreign currency translation adjustment	1,228	(17)	(75)
Total other comprehensive income (loss), net of tax	13,435	4,974	4,678
Net comprehensive income	$ 345,962	$ 301,155	$ 252,591
Earnings per share			
Basic	9.23	8.17	6.79
Diluted	9.17	8.10	6.73
Weighted average number of ordinary shares outstanding (thousands of shares)			
Basic	36,017	36,246	36,515
Diluted	36,267	36,564	36,855

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of U.S. dollars, except share data)	Ordinary Share		Additional Paid-in Capital	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount					
Balances at June 24, 2022	39,048,700	390	196,667	(147,258)	(12,793)	1,216,676	1,253,682
Net income	—	—	—	—	—	247,913	247,913
Other comprehensive income (loss)	—	—	—	—	4,678	—	4,678
Share-based compensation	—	—	28,127	—	—	—	28,127
Issuance of ordinary shares	235,476	3	(3)	—	—	—	—
Repurchase of 488,477 shares held as treasury shares	—	—	—	(47,575)	—	—	(47,575)
Tax withholdings related to net share settlement of restricted share units	—	—	(18,167)	—	—	—	(18,167)
Balances at June 30, 2023	39,284,176	393	206,624	(194,833)	(8,115)	1,464,589	1,468,658
Net income	—	—	—	—	—	296,181	296,181
Other comprehensive income (loss)	—	—	—	—	4,974	—	4,974
Share-based compensation	—	—	28,597	—	—	—	28,597
Issuance of ordinary shares	173,286	2	(2)	—	—	—	—
Repurchase of 211,726 shares held as treasury shares	—	—	—	(39,490)	—	—	(39,490)
Tax withholdings related to net share settlement of restricted share units	—	—	(13,175)	—	—	—	(13,175)
Balances at June 28, 2024	39,457,462	395	222,044	(234,323)	(3,141)	1,760,770	1,745,745
Net income	—	—	—	—	—	332,527	332,527
Other comprehensive income (loss)	—	—	—	—	13,435	—	13,435
Share-based compensation	—	—	33,004	—	—	—	33,004
Customer warrant	—	—	4,109	—	—	—	4,109
Issuance of ordinary shares	144,690	1	(1)	—	—	—	—
Repurchase of 561,858 shares held as treasury shares	—	—	—	(125,733)	—	—	(125,733)
Tax withholdings related to net share settlement of restricted share units	—	—	(21,275)	—	—	—	(21,275)
Balances at June 27, 2025	39,602,152	396	237,881	(360,056)	10,294	2,093,297	1,981,812

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
(in thousands of U. S. dollars)	June 27, 2025	June 28, 2024	June 30, 2023
Cash flows from operating activities			
Net income	$ 332,527	$ 296,181	$ 247,913
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	53,433	49,017	43,832
Non-cash restructuring charges and other related costs	—	—	2,201
(Gain) loss on disposal of property, plant and equipment and intangibles	(70)	62	(1,506)
Amortization of discount (premium) of short-term investments	(4,563)	(3,399)	280
(Reversal of) allowance for expected credit losses	(285)	664	(307)
Unrealized loss (gain) on exchange rate and fair value of foreign currency forward contracts	4,963	(849)	175
Amortization of fair value at hedge inception of interest rate swaps	—	(220)	(587)
Share-based compensation	33,004	28,374	28,127
Customer warrant	4,109	—	—
Deferred income tax expense (benefit)	(5,726)	1,672	(3,484)
Other non-cash expenses	131	310	724
Changes in operating assets and liabilities			
Trade accounts receivable	(165,657)	(61,279)	(76,917)
Inventories	(117,809)	56,370	37,449
Other current assets and non-current assets	(33,595)	(46,715)	(13,568)
Trade accounts payable	194,236	60,040	(58,596)
Income tax payable	4,029	(1,960)	2,977
Accrued expenses	13,036	1,398	785
Other payables	11,522	30,959	(4,174)
Severance liabilities	3,799	2,771	3,753
Other current liabilities and non-current liabilities	1,281	(250)	4,233
Net cash provided by operating activities	328,365	413,146	213,310
Cash flows from investing activities			
Purchase of short-term investments	(444,149)	(435,905)	(217,005)
Proceeds from sales of short-term investments	—	40,000	30,179
Proceeds from maturities of short-term investments	279,417	271,877	150,252
Purchase of property, plant and equipment	(121,078)	(47,528)	(61,360)
Purchase of intangibles	(738)	(889)	(911)
Proceeds from disposal of property, plant and equipment	252	2,694	128
Net cash used in investing activities	(286,296)	(169,751)	(98,717)
Cash flows from financing activities			
Repayment of long-term borrowings	—	(12,188)	(15,233)
Repayment of finance lease liability	—	—	(9)
Repurchase of ordinary shares	(125,733)	(39,490)	(47,575)
Withholding tax related to net share settlement of restricted share units	(21,275)	(13,175)	(18,167)
Net cash used in financing activities	(147,008)	(64,853)	(80,984)
Net increase (decrease) in cash and cash equivalents	$ (104,939)	$ 178,542	$ 33,609
Movement in cash and cash equivalents			
Cash and cash equivalents at the beginning of period	$ 409,973	$ 231,368	$ 198,365

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended		
(in thousands of U. S. dollars)	**June 27, 2025**	**June 28, 2024**	**June 30, 2023**
Increase (decrease) in cash and cash equivalents	(104,939)	178,542	33,609
Effect of exchange rate on cash and cash equivalents	1,391	63	(606)
Cash and cash equivalents at the end of period	$ 306,425	$ 409,973	$ 231,368
Supplemental disclosures			
Cash paid for			
Interest	$ —	$ 312	$ 2,377
Taxes	$ 24,302	$ 16,452	$ 14,158
Cash received for interest	$ 33,718	$ 29,783	$ 11,048
Non-cash investing and financing activities			
Construction, software and equipment related payables	$ 40,781	$ 14,380	$ 13,526

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars unless otherwise noted)

1. **Business and organization**

    General

    Fabrinet ("Fabrinet" or the "Parent Company") was incorporated on August 12, 1999, and commenced operations on January 1, 2000. The Parent Company is an exempted company incorporated in the Cayman Islands, British West Indies. The "Company" refers to Fabrinet and its subsidiaries as a group.

    The Company provides advanced optical packaging and precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers of complex products, such as optical communication components, modules and sub-systems, automotive components, industrial lasers, medical devices and sensors. The Company offers a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, complex printed circuit board assembly, advanced packaging, integration, final assembly and testing. The Company is capable of producing a wide variety of high complexity products in any mix and any volume. The principal subsidiaries of Fabrinet include Fabrinet Co., Ltd. ("Fabrinet Thailand"), Casix, Inc. ("Casix"), Fabrinet West, Inc. ("Fabrinet West") and Fabrinet Israel Ltd. ("Fabrinet Israel").

2. **Summary of significant accounting policies**

    Principles of consolidation

    The Company utilizes a 52-53 week fiscal year ending on the last Friday in June. Fiscal years 2025, 2024, and 2023 ended on June 27, 2025, June 28, 2024, and June 30, 2023, respectively, and consisted of 52 weeks, 52 weeks and 53 weeks, respectively.

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include Fabrinet and its subsidiaries. All inter-company accounts and transactions have been eliminated.

    Use of estimates

    The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of total revenues and expenses during the year. The Company bases estimates on historical experience and various assumptions about the future that are believed to be reasonable based on available information. The Company's reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. Significant assumptions are used in accounting for share-based compensation, the fair value of warrant shares at grant date, allowance for expected credit losses, income taxes, and inventory obsolescence. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates. In the event that the Company's estimates or assumptions prove to be different from actual results, adjustments will be made in subsequent periods to reflect more current information.

    Foreign currency transactions and translation

    The consolidated financial statements are presented in United States dollars ("$" or "USD"). The functional currency of Fabrinet and most of its subsidiaries is the USD.

    With respect to subsidiaries that use USD as their functional currency, transactions denominated in a currency other than USD are translated into USD at the rates of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the consolidated balance sheet dates. Transaction gains and losses are included in foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income.

    Fabrinet translates the assets and liabilities of its subsidiaries that do not use USD as their functional currency into USD using exchange rates in effect at the end of each period. Revenue and expenses for such subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized in foreign currency translation adjustment included in accumulated other comprehensive income (loss) ("AOCI") in the Company's consolidated balance sheets.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, time deposits with maturities of three months or less, money market accounts, and short-term investments with maturities of three months or less at the date of purchase.

Short-term investments

Management determines the appropriate classification of its investments at the time of purchase. The maturities of the Company's short-term investments generally range from three months to three years.

The short-term investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as available-for-sale with any unrealized gains and losses included in AOCI in the consolidated balance sheets. The Company determines realized gains or losses on sale of available-for-sale debt securities on a specific identification method and records such gains or losses as interest income in the consolidated statements of operations and comprehensive income.

Held-to-maturity debt securities require the use of the current expected credit losses ("CECL") impairment model to assess the expected credit loss. According to the CECL model, the Company requires the immediate recognition of estimated expected credit losses over the life of the financial instrument through the allowance for credit losses account. The allowance for credit losses is a valuation account that is deducted from, or added to, the amortized cost basis of the financial asset to present the net amount expected to be collected on the financial asset. In determining expected credit losses, the Company considers relevant qualitative factors including, but not limited to, term and structure of the instrument, credit rating by rating agencies and historic credit losses adjusted for current conditions and reasonable and supportable forecasts.

Available-for-sale debt securities are required to be individually evaluated for impairment. A security is considered impaired if the fair value of the security is less than its amortized cost basis.

An impairment is considered when (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost basis of the security.

If an impairment is considered based on condition (i) or (ii), the entire difference between the amortized cost and the fair value of the debt security is recognized as interest income and other income (expense), net in the consolidated statements of operations and comprehensive income.

If an impairment is considered based on condition (iii), the amount representing credit losses (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security) is recognized in interest and other income (expense), net in the consolidated statements of operations and comprehensive income, and any remaining unrealized losses are included in AOCI in the consolidated balance sheets.

Trade accounts receivable

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company estimates expected credit losses for the allowance for expected credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company's ability to collect from customers. The estimated credit loss allowance is recorded as selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

Contract assets

A contract asset is recognized when the Company has recognized revenues prior to generating an invoice for payment. Contract assets are recognized in the consolidated balance sheets under other current assets and transferred to accounts receivable when rights to payment become unconditional. The Company estimates expected credit losses for the allowance for contract assets based upon its assessment of various factors, including historical experience, the age of the contract assets balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company's ability to collect from customers. The estimated credit loss allowance is recorded as selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive income.

Contract liabilities

A contract liability is recognized when the Company has advance payment arrangements with customers. The contract liabilities balance is normally recognized as revenue within six months.

Inventory

Inventory is stated at the lower of cost or market value. Cost is estimated using the standard costing method, computed on a first-in, first-out basis, with adjustments for variances to reflect actual costs not in excess of net realizable market value. Market value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. The Company assesses the valuation of inventory on a quarterly basis and writes down the value for estimated excess and obsolete inventory based upon estimates of future demand.

Leases

Operating leases

The Company determines if an arrangement contains a lease at inception. The Company applies the guidance in ASC 842 to determine whether a contract is, or contains, a lease. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Operating leases are included in operating lease right of use ("ROU") assets and operating lease liabilities within the Company's consolidated balance sheets. The Company rents certain real estate under agreements that are classified as operating leases.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company's leases generally do not provide an implicit rate, nor is the implicit rate readily determinable. When the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payment. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Variable lease payments are expensed as incurred and are not included within the ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not account for lease components (e.g., fixed payments including rent) separately from the non-lease components (e.g., common-area maintenance costs).

Finance leases

Finance leases are accounted for in a manner similar to financed purchases. The right-of-use asset is amortized to amortization expense. Interest expense is recorded in connection with the lease liability.

Property, plant and equipment

Land is stated at historical cost. Other property, plant and equipment, except for construction in process and machinery under installation, are stated at historical cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred. Depreciation is calculated using the straight-line method to write-off the cost of each asset to its residual value over its estimated useful life as follows:

Land improvements	10 years
Building and building improvements	5-30 years
Leasehold improvements	Shorter of useful life or lease term
Manufacturing equipment	3-7 years
Office equipment	3-5 years
Motor vehicles	3-5 years
Computer hardware	3-5 years

Construction in process and machinery under installation is stated at historic cost and depreciation begins after it is constructed and fully installed and is ready for its intended use in the operations of the Company.

Gains and losses on disposal are determined by comparing proceeds with carrying amounts and are included in other income in the consolidated statements of operations and comprehensive income.

The Company reviews long-lived assets or asset groups for recoverability on a quarterly basis for any events or changes in circumstances that indicate that their carrying amount may not be recoverable. Recoverability of long-lived assets or asset groups is measured by comparing their carrying amount to the projected undiscounted cash flows that the long-lived assets or asset groups are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the long-lived assets exceeds its fair value.

Intangibles

Intangibles are stated at historical cost less amortization. Amortization of other intangibles is calculated using the straight-line method.

Intangible assets are reviewed for impairment quarterly or more frequently whenever changes or circumstances indicate the carrying amount of related assets may not be recoverable.

Treasury shares

Treasury share purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury shares. Gains and losses in excess of par value on the subsequent reissuance of shares are credited or charged to additional paid-in capital in the consolidated balance sheets using the average-cost method.

Borrowing costs

Borrowing costs are accounted for on an accrual basis and are charged to the consolidated statements of operations and comprehensive income in the year incurred, except for interest costs on general and specific borrowings attributable to finance certain qualifying assets. Such costs to finance qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use, as part of the cost of the assets. All other borrowing costs are expensed as incurred.

Where funds are not borrowed for a specific acquisition, construction or production of assets, the capitalization rate used to determine the amount of interest to be capitalized is the weighted average interest rate applicable to the Company's outstanding borrowings during the year. Where funds are borrowed specifically for the acquisition, construction or production of assets, the amount of borrowing costs eligible for capitalization on the respective assets is determined as the actual borrowing costs are incurred on that borrowing during the respective periods.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs for the valuation of an asset or liability as of the measurement date. The three levels of inputs that may be used to measure fair value are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs for similar assets and liabilities in active markets other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 inputs that are significant to the fair value measurement and unobservable (i.e. supported by little or no market activity), which require the reporting entity to develop its own valuation techniques and assumptions.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The carrying amounts of certain financial instruments, which include cash and cash equivalents, trade accounts receivable, contract assets, trade accounts payable, and contract liabilities, approximate their fair values due to their short maturities. The carrying amounts of borrowings approximate their fair values as the applicable interest rate is based on market interest rates. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Derivatives

The derivative assets and liabilities are measured at fair value and recognized on the consolidated balance sheets by offsetting the fair value amounts under master netting arrangements. For presentation in consolidated balance sheets, the Company may choose to separate a derivative into its current and non-current portion as follows:

- A derivative for which the fair value is a net liability is classified in total as current.

- A derivative for which the fair value is a net asset and the current portion is an asset is classified in total as non-current. If the current portion is liability, it should be presented as current liability.

For presentation in consolidated statements of cash flows are classified in the same line item as the underlying item.

The Company applies hedge accounting to arrangements that qualify and are designated for cash flow or fair value hedge accounting treatment. Hedge accounting is discontinued prospectively if the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, sale, termination or cancellation.

Derivatives designated and qualifying as hedges of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges which include foreign currency forward contracts and interest rate swap. In a cash flow hedging relationship, the change in the fair value of the hedging derivative is initially recorded in AOCI in the consolidated balance sheets, gain or loss on the derivative instrument is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassified amounts are presented in the same income statement line item as the earnings effect of the hedged item.

In accordance with the fair value measurement guidance, the Company's accounting policy is to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio. The Company executes derivative instruments with financial institutions that are credit-worthy, which the Company defines as institutions that hold an investment grade credit rating.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, derivatives, accounts receivable and contract assets.

Cash, cash equivalents and short-term investments are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple counterparties and monitoring the risk profiles of these counterparties. The Company limits its short-term investments in marketable securities to securities with a maturity not in excess of three years and securities that are rated A1, P-1, F1, or better.

The Company enters into derivative contracts with financial institutions with reputable credit and monitors the credit profiles of these counterparties.

The Company performs ongoing credit evaluations for credit worthiness of its customers and usually does not require collateral from its customers. Management has implemented a program to closely monitor near term cash collection and credit exposures to mitigate any material losses.

Revenue recognition

The Company derives revenues primarily from the assembly of products under supply agreements with its customers and the fabrication of customized optics and glass. The Company recognizes revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the Company expects to be entitled in exchange for such goods or services. In order to meet this requirement, the Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations under the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations under the contract, and (5) recognize revenue when a performance obligation is satisfied. Revenue is recognized net of any taxes collected from customers, which is subsequently remitted to governmental authorities.

A performance obligation is a contractual promise to transfer a distinct good or service to the customer. In contracts with multiple performance obligations, the Company identifies each performance obligation and evaluates whether the performance obligation is distinct within the context of the contract at contract inception. The majority of the Company's contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises under the contracts and, therefore, is not distinct.

Sales of finished goods

The Company manufactures products that are customized to customers' specifications; however, control of the products is typically transferred to the customer at the point in time the product is either shipped or delivered, depending on the terms of the arrangement, as the criteria for over time recognition are not met. On evaluation of the contracts, the Company identified that there were no contractual rights to bill profit for work in progress in the event of a contract termination, which is expected to be infrequent. Further, in limited circumstances, contracts provide for substantive acceptance by the customer, which results in the deferral of revenue until formal notice of acceptance is received from the customer. Judgment may be required in determining if an acceptance clause provides for substantive acceptance.

Certain customers may request the Company to store finished products at the Company's warehouse where customers bear risks of loss themselves. In these instances, the Company receives a written request from the customer asking the Company to hold the inventory at the Company's warehouse and refrain from using the ordered goods to fulfill other customer orders. In these situations, revenue is only recognized when the completed goods are ready for shipment and transferred to the Company's warehouse.

Customers generally are obligated to purchase finished goods that the Company has manufactured according to their demand requirements. Materials that are not consumed by customers within a specified period of time, or are no longer required due to a product's cancellation or end-of-life, are typically designated as excess or obsolete inventory under the Company's contracts. Once materials are designated as either excess or obsolete inventory, customers are typically required to purchase such inventory from the Company even if the customer has chosen to cancel production of the related products. The excess or obsolete inventory is shipped to the customer and revenue is recognized upon shipment.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. In determining the net consideration to which the Company expects to be entitled, the Company evaluates whether the price is subject to refund or adjustment. The Company generally does not grant return privileges, except for in the case of defective products during the warranty period. The Company generally provides a warranty of between one to five years on any given product. These standard warranties are assurance-type warranties, and the Company does not offer any services in addition to the assurance that the product will continue to work as specified.

The Company recognized revenue net of rebates and other similar allowances. Revenues are recognized only if these estimates can be reasonably and reliably determined. The Company estimates expected rebates and other similar allowances based on historical results taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. The Company considers such estimated rebates and other similar allowances as variable consideration when allocating the transaction price to the extent it is probable that there will not be a significant reversal of cumulative revenue recognized. The estimate is primarily based on the most likely level of consideration to be paid to the customer under the specific terms of each arrangement.

Services

The Company provides services for customers that are related to the Company's manufacturing activities. In many cases, although the nature of work performed is that of a service, revenue is only recognized upon shipment of the product because the customer has specific requirements as to how many items can be shipped at any given point in time, i.e. at point-in-time. The related costs are expensed as incurred.

Service revenues of $174.8 million, $122.6 million and $116.2 million were recognized in the consolidated statements of operations and comprehensive income for the years ended June 27, 2025, June 28, 2024 and June 30, 2023, respectively.

Contract Costs

The incremental costs of obtaining a contract with a customer are recognized as an asset (not expensed as incurred) if such costs are expected to be recovered. Incremental costs of obtaining a contract are costs that the Company would not have incurred if the contract had not been obtained (e.g., sales commissions or similar incentive payments linked directly to new or modified customer contracts). Costs that would have been incurred regardless of whether a customer contract was obtained (e.g., costs of pursuing the contract, legal advice, etc.) are expensed as incurred, unless such costs are explicitly chargeable to the customer. During the years ended June 27, 2025, June 28, 2024 and June 30, 2023, the Company did not have any incremental costs of obtaining a contract.

Shipping and Handling

Shipping costs billed to customers are recorded as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of goods sold. The Company accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost, as opposed to a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Warranty provision

Provisions for estimated expenses relating to product warranties are made at the time the products are sold using historical experience. Generally, this warranty is limited to workmanship and the Company's liability is capped at the price of the product. The provisions will be adjusted when experience indicates an expected settlement will differ from initial estimates.

Warranty cost allowances were recognized in the consolidated statements of operations and comprehensive income for the years ended June 27, 2025, June 28, 2024 and June 30, 2023 with de minimis amount.

Share-based compensation

Share-based compensation is recognized in the consolidated financial statements based on grant-date fair value. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service period. For restricted share units and performance share units, the fair values are based on the market value of our ordinary shares on the date of grant.

Customer Warrant

Warrants issued to customers are accounted for as equity instruments and measured in accordance with ASC 718, Compensation – Stock Compensation. For awards granted to a customer which are not in exchange for distinct goods or services, the fair value of the awards earned based on service or performance conditions is recorded as a reduction of the transaction price, in accordance with ASC 606, Revenue from Contracts with Customers.

To determine the fair value of warrants in accordance with ASC 718, the Company uses the Black-Scholes option pricing model, based in part on assumptions for which management is required to use judgment. Based on the fair value of the awards, the Company determines the amount of warrant expense based on the customer's achievement of vesting conditions, which is recorded as a reduction of revenues on the consolidated statement of operations. The dilutive impact of customer warrants is determined using the treasury stock method.

Employee contribution plan

The Company operates a defined contribution plan, known as a provident fund, in its subsidiaries in Thailand and the United Kingdom. The assets of these plans are in separate trustee-administered funds. The provident fund is funded by matching payments from employees and by the subsidiaries on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Company sponsors the Fabrinet U.S. 401(k) Retirement Plan, a Defined Contribution Plan under ERISA, at its subsidiaries in the United States, which provides retirement benefits for its eligible employees through tax deferred salary deductions.

Severance liabilities

Under labor protection laws applicable in Thailand and the Company's subsidiary in Thailand's employment policy, all employees of such subsidiary with more than 120 days of service are entitled to severance pay on forced termination or retrenchment or in the event that the employee reaches the retirement age of 55. The entitlement to severance pay is determined according to an employee's individual employment tenure with the Company and is subject to a maximum benefit of 400 days of salary unless otherwise agreed upon in an employee's employment contract. For employees of other subsidiaries who have a specific termination date, the entitlement to severance pay is determined according to their employment tenure, until their designated termination date.

The Company accounts for these severance liabilities based on an actuarial valuation using the Projected Unit Credit Method, which apply the long-term Thai government bond yield as a discount rate. There are no separate plan assets held in respect to these liabilities.

The Company's subsidiary in the U.K. operates a defined benefit pension plan that defines the pension benefit an employee will receive on retirement, usually dependent upon several factors including but not limited to age, length of service and remuneration. The defined benefit obligation is calculated using the projected unit credit method. Annually the Company engages independent actuaries to calculate the obligation. The present value is determined by discounting the estimated future payments using market yields on high quality corporate bonds that are denominated in sterling and that have terms approximating the estimated period of the future payments (discount rate). The plan assets are held separately from those of the Company in independently administered funds and are measured at fair value.

Severance liabilities are recognized in the Company's consolidated balance sheet under non-current liabilities. The related expenses, if incurred during the period, are recognized in the Company's consolidated statements of operations and comprehensive income as selling, general and administrative expenses. Prior service cost is initially recognized to other comprehensive income (loss) at the date of plan amendment. Such prior service cost is amortized as expenses as a component of net periodic pension cost using the weighted average remaining years of service to full eligibility date for active employees.

Annual leave

Employee entitlements to annual leave are recognized when earned by the employee. On termination of employment, accrued employee entitlement to annual leave is paid in cash.

Income taxes

The Company uses the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fabrinet's subsidiaries are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which they operate. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. The Company recognizes liabilities based on its estimate of whether, and the extent to which, additional tax liabilities are more-likely-than-not. If the Company ultimately determines that the payment of such a liability is not probable, then it reverses the liability and recognizes a tax benefit during the period in which the determination is made that the liability is no longer probable. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Company makes certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Company's tax provision in a future period.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. A company shall reduce its deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is "more likely than not" (i.e., a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance shall be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. The valuation allowance shall be monitored and considered from all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is not needed.

The accounting standard clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

The Company recognizes a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that the position is "more likely than not" to be sustained upon examination by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption.

Adoption of New Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, "Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The Company adopted this standard with no impact on the Company's consolidated financial statements.

New Accounting Standards—not yet adopted by the Company

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740), Improvements to Income Tax Disclosures," which requires more detailed income tax disclosures. This ASU requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. This ASU is effective for all entities for fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will be effective for the Company in the first quarter of fiscal year 2026. The Company is currently assessing the impact to its disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses," which requires additional notes to financial statements. This ASU requires entities to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments in this ASU. This ASU is effective for all entities for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This ASU is effective for the Company's annual periods beginning June 26, 2027, and interim periods beginning July 1, 2028, and will be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

3.   Revenues from contracts with customers

Contract Assets and Liabilities

A contract asset is recognized when the Company has recognized revenues, but has not yet issued an invoice to its customer for payment. Contract assets are recognized in the consolidated balance sheets under other current assets and transferred to accounts receivable when rights to payment become unconditional. No impairment for contract assets was recorded for the years ended June 27, 2025 and June 28, 2024.

As of June 27, 2025 and June 28, 2024, the Company's contract assets were de minimis.

A contract liability is recognized when the Company has advance payment arrangements with customers. Contract liabilities are recognized in the consolidated balance sheets under other payables. The contract liabilities balance is normally recognized as revenue within six months.

The following tables summarize the activity in the Company's contract liabilities during the years ended June 27, 2025, June 28, 2024, and June 30, 2023:

(in thousands)	Contract Liabilities
Balance as of June 24, 2022	$ 1,982
Advance payment received during the year	14,124
Revenue recognized	(13,070)
Balance as of June 30, 2023	3,036
Advance payment received during the year	11,069
Revenue recognized	(6,259)
Balance as of June 28, 2024	7,846
Advance payment received during the year	23,640
Revenue recognized	(17,019)
Balance as of June 27, 2025	$ 14,467

Customer Warrant

For the year ended June 27, 2025, the Company recognized $4.1 million as a reduction to revenue on the consolidated statements of operations.

Revenue by Geographic Area and End Market

Total revenues are attributed to a particular geographic area based on the bill-to-location of the Company's customers. The Company operates primarily in three geographic regions: North America; Asia-Pacific and others; and Europe.

The following table presents total revenues by geographic regions:

(in thousands, except percentages)	Year ended June 27, 2025	As a % of Total Revenues	Year ended June 28, 2024	As a % of Total Revenues	Year ended June 30, 2023	As a % of Total Revenues
North America	$ 1,480,778	43.4 %	$ 1,053,141	36.5 %	$ 1,269,965	48.0 %
Asia-Pacific	1,656,611	48.4	1,646,055	57.1	1,143,510	43.2
Europe	281,938	8.2	183,771	6.4	231,762	8.8
	$ 3,419,327	100.0 %	$ 2,882,967	100.0 %	$ 2,645,237	100.0 %

(in thousands, except percentages)	Years Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
North America			
U.S.	1,474,773	1,041,046	1,247,422
Others [1]	6,005	12,095	22,543
Total revenue in North America	1,480,778	1,053,141	1,269,965
Asia-Pacific and others			
Israel	993,001	1,049,730	341,025
India	323,600	269,304	325,478
Hong Kong	100,859	60,489	132,136
Thailand	57,367	47,339	58,850
China	56,365	65,497	73,094
Singapore	52,538	8,797	6,792
Japan	37,541	25,094	41,105
Malaysia	32,399	117,929	162,599
Others	2,941	1,876	2,431
Total revenue in Asia-Pacific and others	1,656,611	1,646,055	1,143,510
Europe			
U.K.	156,363	87,051	125,082
Germany	43,889	42,817	54,732
Others	81,686	53,903	51,948
Total revenue in Europe	$ 281,938	$ 183,771	$ 231,762
Total revenue	$ 3,419,327	$ 2,882,967	$ 2,645,237

[1] Others includes revenues from external customers based in our country of domicile, the Cayman Islands, which for each year presented is $0.

The following table presents revenues by end market and product category.

(in thousands, except percentages)	Year ended June 27, 2025	As a % of Total Revenues	Year ended June 28, 2024	As a % of Total Revenues	Year ended June 30, 2023	As a % of Total Revenues
Optical communications						
Datacom	$ 1,155,944		$ 1,150,307		$ 520,796	
Telecom	1,463,411		1,138,708		1,487,551	
Total revenue - Optical communications	$ 2,619,355	76.6 %	$ 2,289,015	79.4 %	$ 2,008,347	75.9 %
Non-optical communications						
Automotive	$ 464,369		$ 327,188		$ 368,581	
Industrial laser	153,068		122,722		125,415	
Others	182,535		144,042		142,894	
Total revenue - Non-optical communications	$ 799,972	23.4 %	$ 593,952	20.6 %	$ 636,890	24.1 %
Total revenue	$ 3,419,327	100.0 %	$ 2,882,967	100.0 %	$ 2,645,237	100.0 %

4. **Income taxes**

Fabrinet's effective tax rate is a function of the mix of tax rates in the various jurisdictions in which we conduct business. Fabrinet is domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, Fabrinet is not subject to tax in the Cayman Islands on income or capital gains until March 6, 2039.

The majority of the Company's operations and production take place in Thailand. The Company was not subject to tax in Thailand from July 2012 through June 2020 on income generated from the manufacture of products at its Pinehurst campus Building 6, and is not subject to tax in Thailand from July 2018 through June 2026 on income generated from the manufacture of products at its Chonburi campus. Between June 2020 and June 2025, 50% of the Company's income generated from products manufactured at its Pinehurst campus Building 6 was exempted from tax in Thailand. Preferential tax treatment is available to the Company for products manufactured at its Chonburi campus Building 9, where income generated will be tax exempt through 2031, capped at the Company's actual investment amount. Such preferential tax treatment is contingent on various factors, including the export of our customers' products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years from the date on which preferential tax treatment was granted. Currently, the corporate income tax rate for our Thai subsidiary is 20%.

The corporate income tax rates for our subsidiaries in the PRC, the U.S., the U.K. and Israel are 25%, 21%, 25% and 23%, respectively. Our provision for income taxes is computed using the asset and liability method, under which deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment.

The Company's income tax expense consisted of the following:

		Years Ended				
		June 27, 2025		June 28, 2024		June 30, 2023
(in thousands)						
Current	$	27,812	$	11,993	$	15,044
Deferred		(5,159)		3,180		(2,861)
Total income tax expense	$	22,653	$	15,173	$	12,183

The reconciliation between the Company's taxes that would arise by applying the statutory tax rate of the country of the Company's principal operations, Thailand, to the Company's effective tax charge is shown below:

		Years Ended				
		June 27, 2025		June 28, 2024		June 30, 2023
(in thousands)						
Income before income taxes [1]	$	355,180	$	311,354	$	260,096
Tax expense calculated at a statutory corporate income tax rate of 20%		71,036		62,271		52,019
Effect of income taxes from locations with tax rates different from Thailand		(1,197)		(945)		659
Income not subject to tax [2]		(62,032)		(62,940)		(43,685)
Income tax on unremitted earnings		1,521		1,488		2,452
Non-deductible expenses		9,045		10,347		39
Foreign operations		2,426		(600)		1,792
Tax rebate from research and development application		(211)		17		(124)
Provision for uncertain income tax position		678		1,131		(7)
Utilization of loss and tax credits carryforward		—		—		(80)
Changes in valuation allowance [3]		—		3,759		(1,608)
Others		1,387		645		726
Corporate income tax expense	$	22,653	$	15,173	$	12,183

[1]   Income before income taxes from domestic operations in the Cayman Islands amounted to $263.0 million, $306.0 million and $196.5 million for the years ended June 27, 2025, June 28, 2024 and June 30, 2023, respectively.

Income not subject to tax relates to income earned in the Cayman and Mauritius Islands and income subject to an investment promotion privilege in Thailand. Income not subject to tax per ordinary share on a diluted basis was $1.71, $1.72, and $1.19 for the years ended June 27, 2025, June 28, 2024, and June 30, 2023, respectively.

(3) Changes in valuation allowances were due to adjustments based on management's assessment on the realizability of the related deferred tax assets.

The Company's deferred tax assets and deferred tax liabilities, net of valuation allowance, at each balance sheet date are as follows:

		As of		
(in thousands)		June 27, 2025		June 28, 2024
Deferred tax assets:				
Depreciation	$	2,368	$	1,890
Severance liability		5,981		4,496
Reserves and allowance		5,554		3,735
Net operating loss carryforwards		2,532		3,146
Others		452		792
Total		16,887		14,059
Less: Valuation allowance		(3,481)		(3,613)
Net deferred tax assets	$	13,406	$	10,446
Deferred tax liabilities:				
Temporary differences from intangibles and changes in the fair value of assets acquired	$	(1,543)	$	(1,626)
Deferred tax from unremitted earnings		(2,141)		(5,303)
Others		2,089		2,034
Total		(1,595)		(4,895)
Net	$	11,811	$	5,551

The changes in the valuation allowances of deferred tax assets were as follows:

(in thousands)		Valuation allowances of deferred tax assets
Balance as of June 24, 2022	$	4,934
Additional		498
Reduction		(1,608)
Balance as of June 30, 2023		3,824
Additional		3,613
Reduction		(3,824)
Balance as of June 28, 2024		3,613
Additional		823
Reduction		(955)
Balance as of June 27, 2025	$	3,481

During fiscal year 2020, one of our subsidiaries in the U.K. also generated net operating loss and management expected that such subsidiary would continue to have net operating losses in the foreseeable future. Therefore, management believed it was more likely than not that all of the deferred tax assets of such subsidiary would not be utilized. Thus, a full valuation allowance of $1.6 million for the deferred tax assets was set up as of the end of fiscal year 2020. A full valuation allowance of $3.8 million, $4.9 million and $2.1 million were set up for the fiscal year ended June 30, 2023, June 24, 2022 and June 25, 2021, respectively. During fiscal year 2024, deferred tax assets and valuation allowance were released due to our cessation of operations in the U.K.

During fiscal year 2023, the other subsidiary in the U.K. generated taxable income and was able to utilize loss carryforwards. Management determined that it was more likely than not that future taxable income would be sufficient to allow utilization of the deferred tax assets. Thus, a full valuation allowance of $1.6 million for the deferred tax assets was released as of June 30, 2023. In fiscal year 2024, due to the planned closure of this entity, management believed that such subsidiary would not generate sufficient taxable income to utilize the remaining deferred tax assets. Thus, a full valuation allowance of $1.0 million was recorded. In fiscal year 2025, the remaining deferred tax assets and valuation allowance were written off after the application to dissolve the entity was filed in the U.K.

During fiscal year 2024, our subsidiary in Israel continued to generate net operating loss and management expected that such subsidiary would continue to have net operating losses in the foreseeable future; therefore, management believed it was more likely than not that all of the deferred tax assets of such subsidiary would not be utilized. Thus, a full valuation allowance of $2.7 million for the deferred tax assets was set up as of the end of fiscal year 2024. Full valuation allowance continued to be recorded in fiscal year 2025.

Income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings in Thailand, which are permanently reinvested. Unremitted earnings in Thailand totaled $167.9 million and $144.4 million as of June 27, 2025 and June 28, 2024, respectively. Unrecognized deferred tax liabilities for such unremitted earnings were $16.9 million and $11.6 million as of June 27, 2025 and June 28, 2024, respectively.

Deferred tax liabilities of $1.5 million have been established for withholding tax on the unremitted earnings in China for the years ended June 27, 2025 and June 28, 2024, which are included in non-current deferred tax liability in the consolidated balance sheets.

Uncertain income tax positions

Interest and penalties related to uncertain income tax positions are recognized in income tax expense. The Company had approximately $0.1 million of accrued interest and penalties related to uncertain income tax positions on the consolidated balance sheets as of June 27, 2025. The Company recorded interest and penalties of $0.2 million and $0.1 million for the years ended June 28, 2024 and June 30, 2023, respectively, in the consolidated statements of operations and comprehensive income. The amount of interest and penalties reversed in fiscal 2025 provision for income taxes is de minimis. With regard to the Thailand jurisdiction, tax years 2019 through 2023 remain open to examination by the local authorities.

The changes to the Company's uncertain income tax positions for the years ended June 27, 2025, June 28, 2024 and June 30, 2023, excluding interest and penalties, were as follows:

(in thousands)	Years Ended					
	June 27, 2025		June 28, 2024		June 30, 2023	
Beginning balance	$	1,249	$	1,288	$	1,392
Additions during the year		620		1,091		15
Release of tax positions of prior years		(23)		(1,130)		(119)
Ending balance	$	1,846	$	1,249	$	1,288

5. Earnings per ordinary share

Basic earnings per ordinary share is computed by dividing reported net income by the weighted average number of ordinary shares outstanding during each period. Diluted earnings per ordinary share is computed by calculating the effect of potential dilutive ordinary shares outstanding during the year using the treasury stock method. Dilutive ordinary equivalent shares consist of share options, restricted share units and performance share units.

Earnings per ordinary share was calculated as follows:

(in thousands, except per share data)	Years Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
Net income attributable to shareholders	$ 332,527	$ 296,181	$ 247,913
Weighted-average number of ordinary shares outstanding	36,017	36,246	36,515
Incremental shares arising from the assumed exercise of share options and vesting of restricted share units and performance share units	241	318	340
Incremental shares arising from the assumed vesting of customer warrant	9	—	—
Weighted-average number of ordinary shares for diluted earnings per ordinary share	36,267	36,564	36,855
Basic earnings per ordinary share	$ 9.23	$ 8.17	$ 6.79
Diluted earnings per ordinary share	$ 9.17	$ 8.10	$ 6.73

6. Cash, cash equivalents and short-term investments

The Company's cash, cash equivalents, and short-term investments by category is as follows:

(in thousands)	Carrying Cost	Unrealized Gain/ (Loss)	Fair Value		
			Cash and Cash Equivalents	Short-term Investments	Other Investments
As of June 27, 2025					
Cash	$ 295,242	$ —	$ 295,242	$ —	$ —
Cash equivalents	11,183	—	11,183	—	—
Certificates of deposit and time deposits	144,730	1,022	—	145,752	—
Corporate debt securities	183,076	6,897	—	189,973	—
U.S. agency and U.S. Treasury securities	291,295	799	—	292,094	—
Total	$ 925,526	$ 8,718	$ 306,425	$ 627,819	$ —
As of June 28, 2024					
Cash	$ 409,938	$ —	$ 409,938	$ —	$ —
Cash equivalents	35	—	35	—	—
Certificate of deposit and time deposits	134,288	(5)	—	134,283	—
Corporate debt securities	137,695	(932)	—	136,763	—
U.S. agency and U.S. Treasury securities	177,824	(240)	—	177,584	—
Total	$ 859,780	$ (1,177)	$ 409,973	$ 448,630	$ —

The cash equivalents include short-term bank deposits, investments in money market funds, and marketable securities with maturities of three months or less at the date of purchase. The effective interest rate on short term bank deposits was 4.2% and 4.4% per annum for the years ended June 27, 2025 and June 28, 2024, respectively.

As of June 27, 2025, the Company had investments in certificates of deposit of $125.7 million and term deposit of $20.0 million which were classified as available-for-sale debt securities. As of June 28, 2024, the Company had investments in certificates of deposit of $83.8 million and term deposit of $50.5 million.

As of June 27, 2025 and June 28, 2024, the Company did not have any held-to-maturity debt securities.

As of June 27, 2025 and June 28, 2024, 81% and 74%, respectively, of our cash and cash equivalents were held by the Parent Company.

The following table summarizes the cost and estimated fair value of debt securities classified as available-for-sale securities based on stated effective maturities as of June 27, 2025 and June 28, 2024:

| (in thousands) | June 27, 2025 | | June 28, 2024 | |
	Carrying Cost	Fair Value	Carrying Cost	Fair Value
Due within one year	$ 128,958	$ 129,977	$ 110,671	$ 110,669
Due between one to five years	490,143	497,842	339,136	337,961
Total	$ 619,101	$ 627,819	$ 449,807	$ 448,630

As of June 27, 2025 and June 28, 2024, the Company considered the decline in market value of its available-for-sale debt securities by using the AFS debt security impairment model. The Company typically invests in highly-rated securities, and its investment policy generally limits the amount of credit exposure to any one issuer. The policy requires investments generally to be investment grade, with the primary objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio. The Company assessed impairment at the individual security level according to the relevant accounting standard by comparing its fair value/ market value with its amortized cost. The Company considered factors such as the failure of the issuer of the security to make scheduled interest and principal payments and any changes to the credit rating of the security by a rating agency. The credit rating of the Company's invested securities are still in compliance with the Company's investment policy. No impairment losses on available-for-sale debt securities were recorded for the year ended June 27, 2025 and June 28, 2024.

7. **Fair value of financial instruments**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs for the valuation of an asset or liability as of the measurement date. The three levels of inputs that may be used to measure fair value are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. If the assets or liabilities have a specified (contractual) term, Level 2 inputs must be observable for substantially the full term of assets or liabilities.

Level 3 inputs are unobservable inputs for assets or liabilities, which require the reporting entity to develop its own valuation techniques and assumptions.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table provides details of the financial instruments measured at fair value on a recurring basis, including:

(in thousands)		Fair Value Measurements at Reporting Date Using			
		Level 1	Level 2	Level 3	Total
As of June 27, 2025					
Assets					
Cash equivalents	$ —	$	11,183	$ —	$	11,183
Certificates of deposit and time deposits	—		145,752	—	145,752
Corporate debt securities	—		189,973	—	189,973
U.S. agency and U.S. Treasury securities	—		292,094	—	292,094
Derivative assets - current portion	—		2,961 [1]	—	2,961
Total	$ —	$	641,963	$ —	$	641,963
Liabilities					
Derivative liabilities - current portion	$ —	$	(105) [2]	$ —	$	(105)
Total	$ —	$	(105)	$ —	$	(105)

(in thousands)		Fair Value Measurements at Reporting Date Using			
		Level 1	Level 2	Level 3	Total
As of June 28, 2024					
Assets					
Cash equivalents	$ —	$	35	$ —	$	35
Certificates of deposit and time deposits	—		134,283	—	134,283
Corporate debt securities	—		136,763	—	136,763
U.S. agency and U.S. Treasury securities	—		177,584	—	177,584
Derivative assets - current portion	—		15 [3]	—	15
Total	$ —	$	448,680	$ —	$	448,680
Liabilities					
Derivative liabilities - current portion	$ —	$	(2,244) [4]	$ —	$	(2,244)
Total	$ —	$	(2,244)	$ —	$	(2,244)

[1] Foreign currency forward contracts with an aggregate notional amount of $130.0 million and 0.5 million Canadian dollars.
[2] Foreign currency forward contracts with an aggregate notional amount of $35.0 million.
[3] Foreign currency forward contracts with an aggregate notional amount of $8.0 million.
[4] Foreign currency forward contracts with an aggregate notional amount of $127.0 million and 0.4 million Canadian dollars.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to hedge (i) foreign exchange risk associated with certain foreign currency denominated assets and liabilities and other foreign currency transactions, and (ii) interest rate risk associated with its long-term debt.

The Company minimizes the credit risk associated with its derivative instruments by limiting the exposure to any single counterparty and by entering into derivative instruments only with counterparties that meet the Company's minimum credit quality standard.

Foreign Currency Forward and Option Contracts

As a result of foreign currency rate fluctuations, the U.S. dollar equivalent values of the Company's foreign currency denominated assets and liabilities fluctuate. The Company uses foreign currency forward and option contracts to manage the foreign exchange risk associated with a portion of its foreign currency denominated assets and liabilities and other foreign currency transactions. The Company enters into foreign currency forward and option contracts to hedge fluctuations in the U.S. dollar value of forecasted transactions denominated in Thai baht and Canadian dollars with counterparties that meet the Company's minimum credit quality standard.

The Company may enter into foreign currency forward contracts with maturities of up to 12 months to hedge fluctuations in the U.S. dollar value of forecasted transactions denominated in Thai baht, including inventory purchases, payroll and other operating expenses. The Company considers these forward contracts as dual-purpose hedges, that hedge both the foreign exchange fluctuation (i) from inception through the forecasted expenditure, and (ii) any subsequent revaluation of the account payable or accrual. The Company may designate the forward contracts that hedge the foreign exchange fluctuation from inception through the forecasted expenditure as cash flow hedges. The gain or loss on a derivative instrument designated and qualified as a cash flow hedging instrument is recorded as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassified amounts are presented in the same income statement line item as the earnings effect of the hedged item. Once the forecasted transactions are recorded, the Company will discontinue the hedging relationship by de-designating the derivative instrument and recording subsequent changes in fair value through contract maturity to foreign exchange gain (loss), net in the consolidated statements of operations and comprehensive income as a natural hedge against the Thai baht denominated assets and liabilities.

The Company may also enter into non-designated foreign currency forward and option contracts to provide an offset to the re-measurement of foreign currency denominated assets and liabilities and to hedge certain forecasted exposures. Changes in the fair value of these non-designated derivatives are recorded through foreign exchange gain (loss), net in the consolidated statements of operations and comprehensive income.

As of June 27, 2025, the Company had 165 outstanding U.S. dollar foreign currency forward contracts against Thai baht with an aggregate notional amount of $165.0 million and with maturity dates ranging from July 2025 through December 2025, and one foreign currency contract with a notional amount of 0.5 million Canadian dollars and with a maturity date in September 2025.

As of June 28, 2024, the Company had 135 outstanding U.S. dollar foreign currency forward contracts against Thai baht with an aggregate notional amount of $135.0 million and with maturity dates ranging from July 2024 through January 2025, and one foreign currency contract with a notional amount of 0.4 million Canadian dollars and with a maturity date in September 2024.

As of June 27, 2025, the hedging relationship over foreign currency forward contracts which were designated for hedge accounting had been tested to be highly effective based on the performance of retrospective and prospective regression testing. As of June 27, 2025, the amount in AOCI that is expected to be reclassified into earnings within 12 months as gain was $1.5 million.

During the year ended June 27, 2025 and June 28, 2024, the Company included an unrealized gain of $1.9 million and $0.7 million, respectively, from changes in fair value of foreign currency forward and option contracts which were not designated for hedge accounting in earnings as foreign exchange gain (loss), net in the consolidated statements of operations and comprehensive income.

The following table provides a summary of the impact of derivative gain (loss) of the Company's foreign currency forward contracts and interest rate swaps which were designated as cash flow hedges on the consolidated statements of operations and other comprehensive income:

(in thousands)	Financial statements line item	Year Ended	
		June 27, 2025	June 28, 2024
Derivatives gain (loss) recognized in other comprehensive income (loss):			
Foreign currency forward contracts	Other comprehensive income (loss)	$ 5,075	$ 3,007
Interest rate swaps	Other comprehensive income (loss)	—	(215)
Total derivatives loss (gain) recognized in other comprehensive income		$ 5,075	$ 2,792
Derivatives loss (gain) reclassified from accumulated other comprehensive income into earnings:			
Foreign currency forward contracts	Cost of revenues	$ (1,588)	$ 8,563
Foreign currency forward contracts	Selling, general and administrative expenses	(122)	357
Foreign currency forward contracts	Foreign exchange gain (loss), net	(654)	(9,103)
Interest rate swaps	Interest expense	—	(220)
Total derivatives (gain) loss reclassified from accumulated other comprehensive income into earnings		$ (2,364)	$ (403)
Change in net unrealized gain (loss) on derivative instruments		$ 2,711	$ 2,389

Fair value of derivatives

The following table provides the fair values of the Company's derivative financial instruments for the periods presented:

(in thousands)	June 27, 2025		June 28, 2024	
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Derivatives not designated as hedging instruments				
Foreign currency forward and option contracts	$ 1,303	$ (12)	$ —	$ (1,088)
Derivatives designated as hedging instruments				
Foreign currency forward contracts	1,658	(93)	15	(1,156)
Derivatives, gross balances	2,961	(105)	15	(2,244)

The Company presents its derivatives at gross fair values in the consolidated balance sheets.

The Company recorded the fair value of derivative financial instruments in the consolidated balance sheets as follows:

Derivative Financial Instruments	**Balance Sheet line item**
Fair Value of Derivative Assets	Other non-current assets
Fair Value of Derivative Liabilities	Accrued expenses

8. **Trade accounts receivable, net**

(in thousands)	As of June 27, 2025	As of June 28, 2024
Trade accounts receivable	$ 760,238	$ 594,081
Less: Allowance for expected credit losses	(1,344)	(1,629)
Trade accounts receivable, net	$ 758,894	$ 592,452

The following tables summarize the movement in the Company's expected credit losses during the years ended June 27, 2025, June 28, 2024, and June 30, 2023:

(in thousands)	Expected credit Losses
Balance as of June 24, 2022	$ 1,271
Provision during the year	1,410
Reversal during the year	(1,716)
Balance as of June 30, 2023	965
Provision during the year	2,164
Reversal during the year	(1,500)
Balance as of June 28, 2024	1,629
Provision during the year	540
Reversal during the year	(825)
Balance as of June 27, 2025	$ 1,344

9. Inventories

(in thousands)	As of June 27, 2025	As of June 28, 2024
Raw materials	$ 145,128	$ 138,488
Work in progress	377,736	266,107
Finished goods	33,016	39,701
Goods in transit	25,135	18,910
Inventories	$ 581,015	$ 463,206

10. Leases

The Company leases facilities under non-cancelable operating lease agreements. The Company leases a portion of its capital equipment and vehicles, certain land and buildings for its facilities in Thailand, the Cayman Islands, the PRC, the U.S., Israel and Singapore under operating lease arrangements that expire at various dates through 2034. Certain of these lease arrangements provide the Company the ability to extend the lease term following the expiration of the current term. However, the Company has excluded all lease extension options from its right of use ("ROU") assets and lease liabilities as the Company is not reasonably assured that it will exercise these options. None of the lease agreements contain residual value guarantees provided by the lessee.

Operating leases

As of June 27, 2025, the maturities of the Company's operating lease liabilities were as follows:

(in thousands)	
2026	$ 2,082
2027	1,323
2028	838
2029	796
2030	440
Thereafter	979
Total undiscounted lease payments	6,458
Less: imputed interest	(987)
Total present value of lease liabilities	$ 5,471 [1]

[1] Includes current portion of operating lease liabilities of $1.8 million.

Rental expense related to the Company's operating leases is recognized on a straight-line basis over the lease term.

Rental expense for long-term leases for the years ended June 27, 2025, June 28, 2024 and June 30, 2023 was $1.9 million, $2.4 million and $2.4 million, respectively.

Rental expense for short-term leases for the years ended June 27, 2025, June 28, 2024 and June 30, 2023 was $0.3 million, $0.9 million and $0.8 million, respectively.

The following summarizes additional information related to the Company's operating leases:

	As of June 27, 2025	As of June 28, 2024
Weighted-average remaining lease term (in years)	5.5	5.6
Weighted-average discount rate	6.6 %	5.6 %

The following information represents supplemental disclosure for the statement of cash flows related to operating leases:

(in thousands)	Year Ended June 27, 2025	Year Ended June 28, 2024	Year Ended June 30, 2023
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 1,979	$ 3,027	$ 2,477
Financing cash flows from finance leases	$ —	$ —	$ 9
ROU assets obtained in exchange for lease liabilities	$ 2,015	$ 5,797	$ 312

11. Property, plant and equipment, net

The components of property, plant and equipment, net were as follows:

(in thousands)	Land and Land Improvements	Building and Building Improvements	Manufacturing Equipment	Office Equipment	Motor Vehicles	Computers	Construction and Machinery Under Installation	Total
As of June 27, 2025								
Cost	$ 61,534	$ 222,640	$ 374,322	$ 6,395	$ 1,296	$ 30,736	$ 51,048	$ 747,971
Less: Accumulated depreciation	(635)	(92,478)	(248,833)	(5,502)	(904)	(18,690)	—	(367,042)
Less: Impairment reserve	—	—	(289)	—	—	—	—	(289)
Net book value	$ 60,899	$ 130,162	$ 125,200	$ 893	$ 392	$ 12,046	$ 51,048	$ 380,640
As of June 28, 2024								
Cost	$ 61,297	$ 208,731	$ 316,867	$ 6,500	$ 1,101	$ 27,660	$ 12,243	$ 634,399
Less: Accumulated depreciation	(328)	(82,964)	(216,667)	(5,521)	(870)	(20,520)	—	(326,870)
Less: Impairment reserve	—	—	(289)	—	—	—	—	(289)
Net book value	$ 60,969	$ 125,767	$ 99,911	$ 979	$ 231	$ 7,140	$ 12,243	$ 307,240

Depreciation expense amounted to $52.5 million, $48.2 million and $42.5 million for the years ended June 27, 2025, June 28, 2024 and June 30, 2023, respectively, and has been allocated between cost of revenues and selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

The cost of fully depreciated property, plant and equipment written-off during the years ended June 27, 2025, June 28, 2024 and June 30, 2023 amounted to $12.5 million, $10.7 million and $16.5 million, respectively.

As of June 27, 2025, June 28, 2024 and June 30, 2023, the Company recognized impairment reserves for property, plant and equipment of $0.3 million, $0.3 million and $0.6 million, respectively.

12. Intangibles

The following tables present details of the Company's intangibles:

(in thousands)	As of June 27, 2025		As of June 28, 2024	
Software				
Gross carrying amount	$	12,159	$	11,398
Accumulated amortization		(10,003)		(9,077)
Net	$	2,156	$	2,321

The Company recorded amortization expense relating to intangibles of $0.9 million, $1.0 million and $1.3 million for the years ended June 27, 2025, June 28, 2024 and June 30, 2023, respectively.

The weighted-average remaining life of software was:

(years)	As of June 27, 2025	As of June 28, 2024
Software	3.6	2.1

Based on the carrying amount of intangibles as of June 27, 2025, and assuming no future impairment of the underlying assets, the estimated future amortization during each fiscal year was as follows:

(in thousands)		
2026	$	821
2027		595
2028		424
2029		223
2030		93
Total	$	2,156

13. Severance liabilities

The following table provides information regarding severance liabilities:

(in thousands)	Years Ended			
	June 27, 2025		June 28, 2024	
Changes in severance liabilities				
Balance, beginning of the fiscal year	$	24,093	$	22,370
Current service cost	$	2,975	$	2,655
Interest cost		966		747
Benefit paid		(2,001)		(320)
Unrealized loss (gain) on exchange rate		3,306		(837)
Actuarial (gain) loss on obligation		1,886		(310)
Adjustment defined benefit obligation		—		(212)
Balance, end of the fiscal year	$	31,225	$	24,093
Changes in plan assets				
Balance, beginning of the fiscal year	$	—	$	349
Adjustment plan assets		—		(349)
Balance, end of the fiscal year	$	—	$	—
Underfunded status	$	(31,225)	$	(24,093)

The following table sets forth our severance liabilities as of June 27, 2025:

(in thousands)		
2026	$	2,001
2027		2,017
2028		2,738
2029		2,831
2030		3,562
Thereafter		18,076
Total	$	31,225

The amount recognized in the consolidated balance sheets under non-current liabilities was determined as follows:

(in thousands)	As of June 27, 2025		As of June 28, 2024	
Non-current liabilities	$	31,225	$	24,093

The following table provides information regarding accumulated benefit obligations:

(in thousands)	As of June 27, 2025		As of June 28, 2024	
Accumulated benefit obligations	$	22,140	$	16,403

The principal actuarial assumptions used were as follows:

Weighted average actuarial assumptions used to determine severance liabilities

	Years Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
Discount rate	2.9% - 4.1%	3.9% - 5.5%	3.5% - 5.4%
Future salary increases	3.5% - 10.0%	3.5% - 10.0%	3.5% - 10.0%

Weighted average actuarial assumptions used to determine benefit costs

	Years Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
Discount rate	5.2%	5.4%	3.8%
Expected long-term rate of return on assets	4.2%	5.2%	3.4%

14. Share-based compensation

Share-based compensation

The grant date fair value of restricted share units and performance share units is based on the market value of Fabrinet's ordinary shares on the date of grant.

The effect of recording share-based compensation expense for the years ended June 27, 2025, June 28, 2024 and June 30, 2023 was as follows:

		Years Ended				
(in thousands)		June 27, 2025		June 28, 2024		June 30, 2023
Share-based compensation expense by type of award:						
Restricted share units	$	21,013	$	16,839	$	16,979
Performance share units		11,991		11,535		11,148
Total share-based compensation expense		33,004		28,374		28,127
Tax effect on share-based compensation expense		—		—		—
Net effect on share-based compensation expense	$	33,004	$	28,374	$	28,127

Share-based compensation expense was recorded in the consolidated statements of operations and comprehensive income as follows:

		Years Ended				
(in thousands)		June 27, 2025		June 28, 2024		June 30, 2023
Cost of revenue	$	10,456	$	7,203	$	6,664
Selling, general and administrative expense		22,548		21,171		20,939
Restructuring and other related costs		—		—		524
Total share-based compensation expense	$	33,004	$	28,374	$	28,127

The Company did not capitalize any share-based compensation expense as part of any asset costs during the years ended June 27, 2025, June 28, 2024 and June 30, 2023.

Share-based award activity

On December 12, 2019, the Company's shareholders approved Fabrinet's 2020 Equity Incentive Plan (the "2020 Plan"). Upon the approval of the 2020 Plan, Fabrinet's Amended and Restated 2010 Performance Incentive Plan (the "2010 Plan") was simultaneously terminated. The 2020 Plan provides for the grant of equity awards thereunder with respect to (i) 1,700,000 ordinary shares, plus (ii) up to 1,300,000 ordinary shares that, as of immediately prior to the termination of the 2010 Plan, had been reserved but not issued pursuant to any awards granted under the 2010 Plan and are not subject to any awards thereunder. Upon termination of the 2010 Plan, 1,281,619 ordinary shares were reserved for issuance under the 2020 Plan pursuant to clause (ii) of the preceding sentence.

On November 2, 2017, the Company adopted the 2017 Inducement Equity Incentive Plan (the "2017 Inducement Plan") with a reserve of 160,000 ordinary shares authorized for future issuance solely for the granting of inducement share options and equity awards to new employees. The 2017 Inducement Plan was adopted without shareholder approval in reliance on the "employment inducement exemption" provided under the New York Stock Exchange Listed Company Manual.

The 2020 Plan and 2017 Inducement Plan are collectively referred to as the "Equity Incentive Plans."

The following table summarizes the number of equity awards outstanding and ordinary shares available for grant under each of the Equity Incentive Plans as of June 27, 2025:

(share units)	Restricted Share Units outstanding	Performance Share Units outstanding	Ordinary Shares available for future grant
2020 Plan	263,014	120,916	1,583,646
2017 Inducement Plan	—	—	111,347
Total	263,014	120,916	1,694,993

Restricted share units and performance share units

Restricted share units and performance share units have been granted under the Equity Incentive Plans.

Restricted share units granted to employees generally vest in equal installments over three or four years on each anniversary of the vesting commencement date. Restricted share units granted to non-employee directors generally cliff vest 100% on the first of January, approximately one year from the grant date, provided the director continues to serve through such date.

Performance share units granted to executives will vest, if at all, at the end of a two-year performance period based on the Company's achievement of pre-defined performance criteria, which consist of revenue and non-GAAP operating margin targets. The actual number of performance share units that may vest at the end of the performance period ranges from 0% to 100% of the award grant.

The following table summarizes restricted share unit activity under the Equity Incentive Plans:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	
Balance as of June 24, 2022	459,626	$	75.14
Granted	165,378	$	117.35
Vested	(233,607)	$	67.85
Forfeited	(22,632)	$	94.69
Balance as of June 30, 2023	368,765	$	97.49
Granted	126,934	$	165.54
Vested	(171,304)	$	88.69
Forfeited	(17,735)	$	124.52
Balance as of June 28, 2024	306,660	$	129.01
Granted	115,442	$	257.64
Vested	(140,040)	$	118.33
Forfeited	(19,048)	$	175.73
Balance as of June 27, 2025	263,014	$	187.00
Expected to vest as of June 27, 2025	232,999	$	187.00

The following table summarizes performance share unit activity under the Equity Incentive Plans:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	
Balance as of June 24, 2022	285,882	$	81.64
Granted	97,142	$	117.35
Vested	(179,008)		70.05
Balance as of June 30, 2023	204,016	$	108.81
Granted	73,936	$	158.91
Vested	(106,874)	$	101.05
Balance as of June 28, 2024	171,078	$	135.31
Granted	46,980	$	261.84
Vested	(97,142)		117.35
Balance as of June 27, 2025	120,916	$	198.90
Expected to vest as of June 27, 2025	120,916	$	198.90

The total fair value of restricted share units and performance share units vested during the years ended June 27, 2025, June 28, 2024 and June 30, 2023 was $28.0 million, $26.0 million and $28.4 million, respectively. The aggregate intrinsic value of restricted share units and performance share units outstanding as of June 27, 2025 was $113.5 million.

As of June 27, 2025, there was $17.3 million and $7.1 million of unrecognized share-based compensation expense related to restricted share units and performance share units, respectively, under the Equity Incentive Plans that is expected to be recorded over a weighted-average period of 2.5 years and 1.0 year, respectively.

For the years ended June 27, 2025 and June 28, 2024, the Company withheld an aggregate of 92,492 shares and 104,892 shares, respectively, upon the vesting of restricted share units and performance shares units, based upon the closing share price on the vesting date to settle employee tax withholding obligations. For the years ended June 27, 2025 and June 28, 2024, the Company then remitted cash of $21.3 million and $13.2 million, respectively, to the appropriate taxing authorities, and presented it as a financing activity within the consolidated statements of cash flows. The payment was recorded as a reduction of additional paid-in capital.

Customer Warrant

On March 12, 2025, the Company issued a warrant (the "Warrant") to Amazon.com NV Investment Holdings LLC to acquire up to 381,922 ordinary shares (the "Warrant Shares") of the Company at an exercise price of $208.48 per share. The Warrant allows for cashless exercise and expires on March 12, 2032.

Upon issuance of the Warrant, 38,192 of the Warrant Shares vested. The remainder of the Warrant Shares are subject to vesting in multiple tranches over the term of the Warrant based on payments to the Company from or on behalf of Amazon.com, Inc. ("Amazon") or its affiliates under a commercial agreement or otherwise. Upon the consummation of an acquisition transaction or the termination of the commercial agreement by Amazon for cause, the unvested portion of the Warrant will vest in full. The exercise price and the number of Warrant Shares are subject to customary antidilution adjustments.

Using the Black-Scholes option pricing model, the grant date fair value of the Warrant was determined to be $102.88 per share, for a total fair value of $39.3 million. The grant date fair value of the Warrant was estimated as of the issuance date using the following assumptions:

Expected dividend yield	—
Risk-free interest rate	3.8 %
Expected volatility	45.2 %
Expected term (in years)	7 years

15. Employee benefit plans

Employee contribution plan

The Company operates a defined contribution plan, known as a provident fund, in its subsidiaries in Thailand and the United Kingdom. The assets of these plans are in separate trustee-administered funds. The provident fund is funded by matching payments from employees and by the subsidiaries on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Company's contributions to the provident fund amounted to $8.0 million, $7.0 million and $6.3 million during the years ended June 27, 2025, June 28, 2024 and June 30, 2023, respectively.

The Company sponsors the Fabrinet U.S. 401(k) Retirement Plan ("401(k) Plan"), a Defined Contribution Plan under ERISA, at its subsidiaries in the United States which provides retirement benefits for eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 80% of their annual compensation, subject to annual contributions limits established by the Internal Revenue Service. The Company provides for a 100% match of employees' contributions to the 401(k) Plan up to the first 6% of annual compensation. All matching contributions are made in cash and vest immediately. The Company's matching contributions to the 401(k) Plan were $1.1 million, $1.0 million and $0.8 million during the years ended June 27, 2025, June 28, 2024 and June 30, 2023, respectively.

Executive incentive plan and employee performance bonuses

For the years ended June 27, 2025 and June 28, 2024, the Company maintained an executive incentive plan with quantitative objectives, based on achieving certain revenue and non-U.S. GAAP operating margin or gross margin targets. During the years ended June 27, 2025, June 28, 2024 and June 30, 2023, discretionary merit-based bonus awards were also available to Fabrinet's non-executive employees.

Bonus distributions to employees were $14.5 million, $13.5 million and $13.0 million for the years ended June 27, 2025, June 28, 2024 and June 30, 2023, respectively.

16. Shareholders' equity

Share capital

Fabrinet's authorized share capital is 500,000,000 ordinary shares, par value of $0.01 per ordinary share, and 5,000,000 preferred shares, par value of $0.01 per preferred share.

For the year ended June 27, 2025, Fabrinet issued 144,690 ordinary shares upon the vesting of restricted share units and performance share units under the Equity Incentive Plans, net of shares withheld.

For the year ended June 28, 2024, Fabrinet issued 173,286 ordinary shares upon the vesting of restricted share units and performance share units under the Equity Incentive Plans, net of shares withheld.

For the year ended June 30, 2023, Fabrinet issued 235,476 ordinary shares upon the vesting of restricted share units and performance share units under the Equity Incentive Plans, net of shares withheld.

All such issued shares are fully paid.

Treasury shares

In August 2017, the Company's board of directors approved a share repurchase program to permit the Company to repurchase up to $30.0 million worth of its issued and outstanding ordinary shares in the open market in accordance with applicable rules and regulations. In February 2018, May 2019, August 2020, August 2022, August 2023, August 2024, and January 2025, the Company's board of directors approved an increase of $30.0 million, $50.0 million, $58.5 million, $78.7 million, $47.6 million, $139.5 million, and $100.0 million, respectively, to the original share repurchase authorization, bringing the aggregate authorization to $534.3 million.

During the year ended June 27, 2025, the Company repurchased 561,858 shares under the program at an average price per share (excluding other direct costs) of $223.76, totaling $125.7 million. As of June 27, 2025, the Company had a remaining authorization to repurchase up to $174.3 million of its ordinary shares under the share repurchase program. Shares repurchased under the share repurchase program are held as treasury shares.

17. Accumulated other comprehensive income (loss) ("AOCI")

The changes in AOCI for the years ended June 27, 2025 and June 28, 2024 were as follows:

(in thousands)	Unrealized Gains (Losses) on Available-for-sale Securities	Unrealized Gains (Losses) on Derivative Instruments	Retirement benefit plan - Prior service cost	Foreign Currency Translation Adjustment	Total
Balance as of June 30, 2023	$ (3,279)	$ (3,541)	$ (330)	$ (965)	$ (8,115)
Other comprehensive income (loss) before reclassification	2,099	2,792	—	(17)	4,874
Amounts reclassified from AOCI	1	(403)	330	—	(72)
Tax effects	—	172	—	—	172
Other comprehensive income (loss)	2,100	2,561	330	(17)	4,974
Balance as of June 28, 2024	(1,179)	(980)	—	(982)	(3,141)
Other comprehensive income (loss) before reclassification	9,893	5,075	—	1,228	16,196
Amounts reclassified from AOCI	—	(2,364)	—	—	(2,364)
Tax effects	—	(397)	—	—	(397)
Other comprehensive income (loss)	9,893	2,314	—	1,228	13,435
Balance as of June 27, 2025	$ 8,714	$ 1,334	$ —	$ 246	$ 10,294

The following table presents the pre-tax amounts reclassified from AOCI into the consolidated statements of operations and comprehensive income for the years ended June 27, 2025 and June 28, 2024, respectively.

| *(in thousands)* | | Years Ended | |
| | **Financial statements line item** | **June 27, 2025** | **June 28, 2024** |
AOCI components			
Unrealized gains (losses) on available-for-sale securities	Interest income	$ —	$ 1
Unrealized gains (losses) on derivative instruments	Cost of revenues	(1,588)	8,563
Unrealized gains (losses) on derivative instruments	Selling, general and administrative expenses	(122)	357
Unrealized gains (losses) on derivative instruments	Foreign exchange gain (loss), net	(654)	(9,103)
Unrealized gains (losses) on derivative instruments	Interest expense	—	(220)
Retirement benefit plan – Prior service cost	Selling, general and administrative expenses	—	330
Total amounts reclassified from AOCI		$ (2,364)	$ (72)

18. **Commitments and contingencies**

Bank guarantees

As of June 27, 2025 and June 28, 2024, there were outstanding bank guarantees on behalf of the Company's subsidiary in Thailand for electricity usage and other normal business expenses totaling $2.3 million and $2.0 million, respectively, or Thai Baht 75.7 million and Thai Baht 73.2 million, respectively. In addition, there were other immaterial bank guarantees on behalf of the Company's subsidiary in Israel to support the subsidiary's operations related to the Israeli Customs department.

Purchase obligations

Purchase obligations represent legally binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, their terms generally give the Company the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

As of June 27, 2025, the Company had purchase obligations and other commitments to third parties of $1,409.6 million.

Capital expenditure

In February 2025, the Company entered into a construction contract with a local contractor for construction of a new manufacturing building at the Company's Chonburi campus. The contract price is approximately $132.5 million (Thai baht 4.45 billion).

As of June 27, 2025, the Company had total capital expenditure commitments to third parties of $201.3 million.

Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Fabrinet's amended and restated memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

In accordance with Fabrinet's form of indemnification agreement for its directors and officers, Fabrinet has agreed to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer. Fabrinet maintains a director and officer liability insurance policy that may enable it to recover a portion of any future amounts paid under the indemnification agreements.

Credit facility agreement

On March 9, 2023, Fabrinet Thailand and the Parent Company (collectively, the "Borrowers") and the Bank of Ayudhya Public Company Limited (the "Bank") entered into a credit facility agreement (the "2023 Credit Facility Agreement"), which provided a facility of $55.0 million.

During the three months ended December 27, 2024, the Borrowers and the Bank amended the 2023 Credit Facility Agreement to reduce the facility to $30.0 million, which may be used for, among other things, an overdraft facility.

As of June 27, 2025, there was no amount outstanding under the 2023 Credit Facility Agreement.

Under the 2023 Credit Facility Agreement, the Borrowers are required to maintain a debt-to-equity ratio of less than or equal to 1.5 times for Fabrinet Thailand and 1.0 times for the Parent Company.

As of June 27, 2025, the Borrowers were in compliance with all of their financial covenants under the 2023 Credit Facility Agreement.

Litigation and claim

On June 28, 2024, Ngan In Leng and First Laser Limited (collectively, the "Plaintiffs") filed a complaint in the Fuzhou Intermediate People's Court (the "Court") in Fuzhou, China against Fujian Enterprises (Holdings) Co., Ltd. ("FEHC"), Jian An Investment Limited ("Jian"), and Casix, Inc. ("Casix"), the Company's wholly-owned subsidiary located in the PRC. The complaint alleges unjust enrichment related to a purported investment in Casix by the Plaintiffs in 1997, which predates the Company's acquisition of Casix from JDS Uniphase Corporation. The Plaintiffs have requested that the Court order FEHC to return the unjust enrichment to the Plaintiffs in the amount of RMB 400 million, with interest from March 1, 2000, and order Jian and Casix to bear joint and several liability for all payment obligations of FEHC.

In September 2024, the Court dismissed the lawsuit in its entirety based on jurisdictional grounds. The Plaintiffs have since appealed the Court's ruling to the High People's Court of Fujian Province (the "Appellate Court"). In their appeal, the Plaintiffs now claim that Casix is the primary obligor to return the alleged unjust enrichment to the Plaintiffs. On November 24, 2024, the Appellate Court agreed to hear the appeal. At this time, the Company is not able to quantify any potential liability in connection with this litigation because of the early stage of this litigation.

19. **Restructuring and other related costs**

In January 2025, the Company implemented a restructuring initiative aimed at enhancing operational effectiveness and streamlining activities within its subsidiary located in Thailand. As a result of the restructuring, the Company incurred total charges of $1.4 million, which were primarily related to employee severance and other termination benefits. These severance-related charges reflect the costs associated with workforce reductions across various functions within the Thailand operations.

The restructuring charges have been recognized in the consolidated statements of operations within "Restructuring and other related costs" for the year ended June 27, 2025. The Company recognizes severance-related charges depending on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. The Company recognizes the charges once the benefits have been communicated to employees.

As of June 27, 2025, there was no restructuring liability balance.

20. **Business segments and geographic information**

The Company manages its business activities on a consolidated basis and operates as a single operating segment. The Company's chief operating decision maker ("CODM") is Fabrinet's Chief Executive Officer.

The CODM utilizes GAAP and non-GAAP measures of profit and loss to evaluate the Company's financial performance, allocate resources, make key operating decisions, and compare actual results to forecasts. Further, the CODM reviews and utilizes functional expenses (cost of revenue, and selling, general and administrative expenses) at the consolidated level to manage the Company's operations. Other items included in GAAP and non-GAAP net income are interest income, other income (expense), net and income tax expense, which are reflected in the consolidated statements of operations and comprehensive income. The measure of segment assets is reported on the consolidated balance sheets as total assets, although the CODM does not evaluate asset information for purposes of allocating resources or evaluating performance.

The following table provides information about the Company's revenue, significant segment expenses and other segment expenses:

	Years Ended		
(in thousands of U.S. dollars, except per share data)	**June 27, 2025**	**June 28, 2024**	**June 30, 2023**
Revenues	$ 3,419,327	$ 2,882,967	$ 2,645,237
Cost of revenues	(3,005,978)	(2,526,849)	(2,308,964)
Gross profit	413,349	356,118	336,273
Selling, general and administrative expenses	(87,466)	(78,481)	(77,673)
Restructuring and other related costs	(1,436)	(32)	(6,896)
Operating income	324,447	277,605	251,704
Interest income	40,162	33,204	11,234
Interest expense	—	(124)	(1,472)
Foreign exchange gain (loss), net	(9,251)	382	(1,211)
Other income (expense), net	(178)	287	(159)
Income before income taxes	355,180	311,354	260,096
Income tax expense	(22,653)	(15,173)	(12,183)
Net income	332,527	296,181	247,913

For the Company's revenues by geographic region, see "Revenue by Geographic Area and End Market" in Note 3.

The following table presents long-lived assets by the country in which they are based:

	Years Ended		
(in thousands)	**June 27, 2025**	**June 28, 2024**	**June 30, 2023**
Long-Lived Assets:			
Thailand	$ 338,127	$ 261,378	$ 264,452
U.S.	30,374	31,383	25,914
China	14,378	16,618	17,646
Israel	2,727	2,269	3,254
Others	802	928	718
Total	386,408	312,576	311,984

Significant customers

Total revenues, by percentage, from individual customers representing 10% or more of total revenues in the respective periods were as follows:

| | Years Ended | | |
	June 27, 2025	June 28, 2024	June 30, 2023
NVIDIA Corporation	27.6 %	35.1 %	12.5 %
Cisco Systems, Inc.	18.2 %	13.4 %	15.6 %
Lumentum Operations LLC	*	*	15.4 %
Infinera Corporation	*	*	12.4 %

*   Represents less than 10% of total revenues.

Accounts receivable from individual customers representing 10% or more of accounts receivable as of June 27, 2025 and June 28, 2024, respectively, were as follows:

	As of June 27, 2025	As of June 28, 2024
NVIDIA Corporation	25.5 %	22.7 %
Cisco Systems, Inc.	13.7 %	12.4 %
Nokia Corporation [1]	12.0 %	19.3 %

*   Represents less than 10% of total accounts receivable.

[1]   Includes Infinera Corporation as of June 27, 2025.

21.   Financial instruments

Objectives and significant terms and conditions

The principal financial risks faced by the Company are foreign currency risk and interest rate risk. The Company borrows at floating rates of interest to finance its operations. A minority of sales and purchases and a majority of labor and overhead costs are entered into in foreign currencies. In order to manage the risks arising from fluctuations in currency exchange rates, the Company uses derivative instruments. Trading for speculative purposes is prohibited under Company policies.

The Company enters into short-term foreign currency forward and option contracts to manage foreign currency exposures associated with certain assets, liabilities and other forecasted foreign currency transactions and may designate these instruments as hedging instruments. The foreign currency forward and option contracts generally have maturities of up to twelve months. All foreign currency exchange contracts are recognized on the consolidated balance sheets at fair value. Gain or loss on the Company's derivative instruments generally offset the assets, liabilities under master netting arrangement and transactions economically hedged.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Thai baht, RMB and GBP.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on their evaluation, our management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in reports we file or submit under the Exchange Act, (i) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission, and (ii) is accumulated and communicated to Fabrinet's management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended June 27, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately, and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of our internal control over financial reporting as of June 27, 2025. In making this assessment, management used the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on their assessment, management concluded that we maintained effective internal control over financial reporting as of the end of fiscal year 2025, based on the criteria in Internal Control — Integrated Framework (2013) issued by COSO. The effectiveness of our internal control over financial reporting as of June 27, 2025 has been audited by PricewaterhouseCoopers ABAS Ltd., an independent registered public accounting firm, as stated in their report which appears herein.

ITEM 9B.   OTHER INFORMATION.

Securities Trading Plans of Directors and Executive Officers

During the three months ended June 27, 2025, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10.   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.**

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2025 annual general meeting of shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K (the "2025 Proxy Statement").

ITEM 11.   **EXECUTIVE COMPENSATION.**

Information responsive to this item is incorporated herein by reference to our 2025 Proxy Statement.

ITEM 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.**

Information responsive to this item is incorporated herein by reference to our 2025 Proxy Statement.

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.**

Information responsive to this item is incorporated herein by reference to our 2025 Proxy Statement.

ITEM 14.   **PRINCIPAL ACCOUNTANT FEES AND SERVICES.**

Information responsive to this item is incorporated herein by reference to our 2025 Proxy Statement.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

   1. Financial Statements: See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

   2. Financial Statement Schedules: All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

   3. Exhibits: We have filed, or incorporated by reference into this Annual Report on Form 10-K, the exhibits listed in Item 15(b) of this Annual Report on Form 10-K.

(b) Exhibits:

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by reference herein			
		Form	Exhibit No.	Filing Date	File No.
3.1	Amended and Restated Memorandum and Articles of Association	S-1/A	3.1	May 3, 2010	333-163258
4.1	Specimen Ordinary Share Certificate	S-1/A	4.1	June 14, 2010	333-163258
4.2	Description of Fabrinet's Securities	10-K	4.2	August 20, 2019	001-34775
4.3*	Warrant to Purchase Ordinary Shares of Fabrinet, dated March 12, 2025, issued to Amazon.com NV Investment Holdings LLC	8-K	4.1	March 13, 2025	001-34775
10.1.1+	2017 Inducement Equity Incentive Plan	S-8	99.1.1	November 8, 2017	333-221423
10.1.2+	2017 Inducement Equity Incentive Plan – Form of Restricted Share Unit Agreement	S-8	99.1.2	November 8, 2017	333-221423
10.1.3+	2017 Inducement Equity Incentive Plan – Form of Performance-Based Restricted Share Unit Agreement	S-8	99.1.3	November 8, 2017	333-221423
10.2.1+	2020 Equity Incentive Plan	S-8	99.1	December 12, 2019	333-235462
10.2.2+	2020 Equity Incentive Plan – Form of Restricted Share Unit Agreement	S-8	99.2	December 12, 2019	333-235462
10.2.3+	2020 Equity Incentive Plan – Form of Performance-Based Restricted Share Unit Agreement	S-8	99.3	December 12, 2019	333-235462
10.3+	Offer letter, dated September 20, 2017, by and between Seamus Grady and Fabrinet	8-K	10.1	September 25, 2017	001-34755
10.4+	Change in Control and Severance Agreement, dated February 26, 2019, as amended effective August 10, 2022, by and between Seamus Grady and Fabrinet	10-Q	10.1	November 8, 2022	001-34755

Exhibit Number	Description	Incorporated by reference herein			
		Form	Exhibit No.	Filing Date	File No.
10.5+	Amended and restated offer letter, dated December 19, 2024, between Harpal Gill and Fabrinet USA, Inc.	8-K	10.1	December 20, 2024	001-34755
10.6+	Employment Agreement, dated July 1, 2007, by and between Dr. Harpal Gill and Fabrinet Co., Ltd.	S-1	10.5	November 7, 2007	333-147191
10.7+	Amended and restated offer letter, dated December 30, 2022, between Csaba Sverha and Fabrinet Co., Ltd.	10-Q	10.1	February 7, 2023	001-34755
10.8+	Description of Non-Employee Director Compensation Arrangements as of June 29, 2024	10-K	10.9	August 20, 2024	001-34755
10.9+	Description of Fiscal Year 2026 Executive Incentive Plan	8-K, Item 5.02	N/A	August 18, 2025	001-34755
10.10+	Description of Fiscal Year 2025 Executive Incentive Plan	8-K, Item 5.02	N/A	August 19, 2024	001-34755
10.11+	Executive Change in Control and Severance Plan and form of Participation Agreement	8-K	10.1	August 16, 2021	001-34755
10.12+	Form of Indemnification Agreement	S-1/A	10.10	January 28, 2010	333-163258
10.13	Manufacturing Agreement, dated May 29, 2005, by and between the registrant and FBN New Jersey Holdings Corp.	S-1	10.10	November 7, 2007	333-147191
10.14	Manufacturing Agreement, dated January 2, 2000, by and between the registrant and Fabrinet Co., Ltd.	S-1	10.11	November 7, 2007	333-147191
10.15	Administrative Services Agreement, dated January 2, 2000, by and between the registrant and Fabrinet USA, Inc.	S-1	10.12	November 7, 2007	333-147191
10.16	Administrative Services Agreement, dated July 3, 2008, by and between the registrant and Fabrinet Pte. Ltd.	S-1	10.14	November 20, 2009	333-163258
10.17	Credit Facility Agreement, dated as of August 20, 2019, by and between Fabrinet Co., Ltd. and Bank of Ayudhya Public Company Limited	8-K	10.1	September 12, 2019	001-34775
10.18	Credit Facility Agreement, dated as of March 9, 2023, by and between Fabrinet Co., Ltd., Fabrinet, and Bank of Ayudhya Public Company Limited				
10.19	Amendment Agreement (No. 1), dated as of November 27, 2024, to Credit Facility Agreement, dated as of March 9, 2023, by and between Fabrinet Co., Ltd. and Bank of Ayudhya Public Company Limited	10-Q	10.2	February 4, 2025	001-34775
10.20.1	Term Loan Agreement, dated as of August 20, 2019, by and between Fabrinet Co., Ltd. and Bank of Ayudhya Public Company Limited	8-K	10.2	September 12, 2019	001-34775

		Incorporated by reference herein			
Exhibit Number	Description	Form	Exhibit No.	Filing Date	File No.
10.20.2	Amendment Agreement, dated as of March 9, 2023, to Term Loan Agreement, dated as of August 20, 2019, by and between Fabrinet Co., Ltd. and Bank of Ayudhya Public Company Limited	10-Q	10.1	May 9, 2023	001-34775
10.21*	Transaction Agreement, dated March 12, 2025, by and between Fabrinet and Amazon.com, Inc.	8-K	10.1	March 13, 2025	001-34775
21.1	List of Subsidiaries				
19.1	Insider Trading Policy	10-K	19.1	August 20, 2024	001-34775
23.1	Consent of PricewaterhouseCoopers ABAS Ltd.				
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1	Compensation Recovery Policy	10-K	97.1	August 20, 2024	001-34775
101.INS	Inline XBRL Instance				
101.SCH	Inline XBRL Taxonomy Extension Schema				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

\+ Indicates management contract or compensatory plan.

* Portions of this document have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

(c) Financial Statement Schedules: See Item 15(a)(2), above.

ITEM 16.   **FORM 10-K SUMMARY.**

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 19, 2025.

FABRINET

By:	/S/ CSABA SVERHA	
Name:	**Csaba Sverha**	
Title:	**Executive Vice President and Chief Financial Officer**	

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Seamus Grady and Csaba Sverha and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ SEAMUS GRADY **Seamus Grady**	Chief Executive Officer (Principal Executive Officer) and Director	August 19, 2025
/S/ CSABA SVERHA **Csaba Sverha**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 19, 2025
/S/ DAVID T. MITCHELL **David T. Mitchell**	Chairman of the Board of Directors	August 19, 2025
/S/ FORBES I.J. ALEXANDER **Forbes I.J. Alexander**	Director	August 19, 2025
/S/ HOMA BAHRAMI **Homa Bahrami**	Director	August 19, 2025
/S/ DARLENE KNIGHT **Darlene Knight**	Director	August 19, 2025
/S/ THOMAS F. KELLY **Thomas F. Kelly**	Director	August 19, 2025
/S/ FRANK H. LEVINSON **Frank H. Levinson**	Director	August 19, 2025
/S/ ROLLANCE E. OLSON **Rollance E. Olson**	Director	August 19, 2025